These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Six-Month Period Ended June 30, 2013

With Comparative Figures for 2012

(Expressed in millions of rupiah)

PT Indosat Tbk and Subsidiaries

Interim consolidated financial statements

withreport on review of interim financial

informationAs of June 30, 2013 and for the Six-month

Period then EndedWith Comparative Figures

as of December 31, 2012 and January 1, 2012/

December 31, 2011 and for the Six-month

Period Ended June 30, 2012

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

-0  \* Arabic  \* MERGEFORMAT 7

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT ON REVIEW OF INTERIM CONSOLIDATED FINANCIAL INFORMATION

AS OF JUNE 30, 2013 AND FOR THE SIX-MONTH PERIOD THEN ENDED

WITH COMPARATIVE FIGURES

AS OF DECEMBER 31, 2012 AND JANUARY 1, 2012 / DECEMBER 31, 2011 AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2012

Table of Contents

Page

Report on Review of Interim Consolidated Financial Information

Interim Consolidated Statement of Financial Position……………………………………………….

1 - 4

Interim Consolidated Statement of Comprehensive Income………………………………………..

5 - 6

Interim Consolidated Statement of Changes in Equity………………………………………………

7 - 8

Interim Consolidated Statement of Cash Flows………………………………………………………

9 - 10

Notes to the Interim Consolidated Financial Statements……………………………………………

  11 - 149

***************************

This report is originally issued in the Indonesian language.

Report on Review of Interim Financial Information

Report No. RPC-765/PSS/2013/DAU

The Stockholders and the Boards of Commissioners and Directors

PT Indosat Tbk

Introduction

We have reviewed the accompanying interim consolidated financial statements of PT Indosat Tbk and its subsidiaries, which comprise the interim consolidated statement of financial position as of June 30, 2013, and the interim consolidated statement of comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with Indonesian Financial Accounting Standards.  Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", established by the Indonesian Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of PT Indosat Tbk and its subsidiaries as of
June 30, 2013, and their consolidated financial performance and their cash flows for the six-month period then ended, in accordance with Indonesian Financial Accounting Standards.

Purwantono, Suherman & Surja

Roy Iman Wirahardja, CPA

Public Accountant Registration No. AP.0699

July 25, 2013

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

-0  \* Arabic  \* MERGEFORMAT 9

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

June 30, 2013

With Comparative Figures as of December 31, 2012 and

January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah, except share data)

		June 30,	December 31,	January 1, 2012 /
	Notes	2013	2012	December 31, 2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2d,2n,2s	1,798,075	3,917,236	2,224,206
	4,21,31,38
Accounts receivable	2n
Trade	5,21,38
Related parties - net of
allowance for impairment
of Rp27,022 as of
June 30, 2013,
Rp42,632 as of
December 31, 2012
and Rp47,107 as of
January 1, 2012 /
December 31, 2011	2s,31,33e,33g	881,656	574,650	318,243
Third parties - net of
allowance for impairment
of Rp410,907 as of
June 30, 2013,
Rp521,998 as of
December 31, 2012
and Rp489,544 as of
January 1, 2012 /
December 31, 2011		1,649,823	1,464,069	1,181,853
Others - net of allowance
for impairment of
Rp21,740 as of
June 30, 2013,
Rp18,748 as of
December 31, 2012 and
Rp16,702 as of
January 1, 2012 /
December 31, 2011	8,38	114,210	22,441	5,660
Inventories - net of allowance
for obsolescence of
Rp13,233 as of
June 30, 2013,
Rp14,613 as of
December 31, 2012
and Rp18,401 as of
January 1, 2012 /
December 31, 2011	2e	53,136	52,556	75,890
Derivative assets	2n,20,21,38	33,082	69,654	159,349
Advances	2s,31	62,777	36,057	40,485
Prepaid taxes	2p,6	604,317	294,343	30,695
Prepaid frequency fee and licenses	2f	819,472	1,528,215	1,353,819
Prepaid expenses - others	2f,2j,2m,2s,
	30,31	365,197	335,815	351,833
Other current financial assets - net	2d,2n,2s,7,
	21,31,33h,38	11,020	13,382	24,790
Other current assets	2s,31	5,461	392	742
Total Current Assets		6,398,226	8,308,810	5,767,565

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

-0  \* Arabic  \* MERGEFORMAT 9

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

June 30, 2013

With Comparative Figures as of December 31, 2012 and

January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah, except share data)

		June 30,	December 31,	January 1, 2012 /
	Notes	2013	2012	December 31, 2011
NON-CURRENT ASSETS
Due from related parties - net of
allowance for impairment
of Rp15 as of
June 30, 2013,
December 31, 2012
and January 1, 2012 /
December 31, 2011	2n,2s,21,31,38	7,274	10,358	10,654
Deferred tax assets - net	2p,16	97,946	100,693	113,812
Property and equipment - net	2h,2i,2j,2l,8,
	26	42,379,096	41,964,793	43,505,698
Goodwill and other
intangible assets - net	2c,2i,9	1,366,698	1,373,707	1,366,853
Long-term prepaid rentals -
net of current portion	2f,2s,10,31	777,939	755,237	766,349
Long-term prepaid licenses -
net of current portion	2f,3a	233,106	266,027	331,868
Long-term prepaid pension - net
of current portion	2m,2s,30,31	87,499	88,845	103,181
Long-term advances	2s,11,31	59,477	40,994	161,649
Long-term receivables		15,675	17,959	20,677
Other non-current financial	2d,2n,2s,12,
assets - net	21,31,33e,33g,38	1,374,350	1,543,140	212,270
Other non-current assets - net	2g,2p,2s,13,16,31	826,299	754,498	872,436
Total Non-current Assets		47,225,359	46,916,251	47,465,447
TOTAL ASSETS		53,623,585	55,225,061	53,233,012

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

-0  \* Arabic  \* MERGEFORMAT 9

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

June 30, 2013

With Comparative Figures as of December 31, 2012 and

January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah, except share data)

		June 30,	December 31,	January 1, 2012 /
	Notes	2013	2012	December 31, 2011
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loan	2n,2s,14,21
	31,38	949,689	299,529	1,499,256
Accounts payable - trade	2n,2s,21,31,38
Related parties		89,296	22,650	23,581
Third parties		325,494	209,087	295,477
Procurement payable	2n,2s,15,21,31,38	2,755,581	2,737,850	3,475,862
Taxes payable	2p,16	80,615	95,599	91,206
Accrued expenses	2n,2s,17,21,31,38	1,982,576	1,961,285	1,895,613
Unearned income	2k,33h	1,331,146	1,073,088	1,032,415
Deposits from customers	2n,21,38	41,785	43,825	37,265
Derivative liabilities	2n,20,21,38	40,759	81,241	138,189
Current maturities of:
Loans payable	2n,2s,18,21,31,38	2,186,802	2,669,218	3,300,537
Bonds payable	2n,19,21,38	1,628,120	1,329,175	41,989
Other current financial
liabilities	2j,2n,2s,21,31,33i,38	510,192	289,164	71,828
Other current liabilities	2s,31	214,335	204,040	64,849
Total Current Liabilities		12,136,390	11,015,751	11,968,067

NON-CURRENT LIABILITIES
Due to related parties	2n,2s,21,31,38	28,744	42,789	15,480
Obligations under finance lease	2j,2n,21,33i,38	3,141,125	3,101,910	770,081
Deferred tax liabilities - net	2p,16	1,584,278	1,684,270	1,956,352
Loans payable - net of current
maturities	2n,2s,18,21,31,38	2,999,161	3,703,822	6,425,779
Bonds payable - net of current
maturities	2n,19,21,38	12,535,473	13,986,507	12,138,353
Employee benefit obligations -
net of current portion	2m,22	1,025,652	926,224	787,313
Other non-current financial
liabilities	2j,2n,21,38	55,268	69,273	107,433
Other non-current liabilities	2s,31	1,245,283	1,299,131	95,054
Total Non-current Liabilities		22,614,984	24,813,926	22,295,845
TOTAL LIABILITIES		34,751,374	35,829,677	34,263,912

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

-0  \* Arabic  \* MERGEFORMAT 9

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

June 30, 2013

With Comparative Figures as of December 31, 2012 and

January 1, 2012 / December 31, 2011

(Expressed in millions of rupiah, except share data)

		June 30,	December 31,	January 1, 2012 /
	Notes	2013	2012	December 31, 2011
EQUITY

EQUITY ATTRIBUTABLE TO
OWNERS OF THE COMPANY
Capital stock - Rp100 par value
per A share and B share
Authorized - 1 A share and
19,999,999,999 B shares
Issued and fully paid - 1 A share
and 5,433,933,499 B shares	23	543,393	543,393	543,393
Premium on capital stock		1,546,587	1,546,587	1,546,587
Retained earnings
Appropriated		134,446	134,446	134,446
Unappropriated		15,427,988	15,846,721	15,889,104
Difference in transactions of
equity changes in associated
companies/subsidiaries	2b,2g	404,104	404,104	404,104
Difference in foreign currency
translation	2b,2o	(3,941)	(3,600)	(2,326)
Unrealized changes in fair value on
available-for-sale investment	12a	269,805	389,718	-
Total Equity Attributable to:
Owners of the Company		18,322,382	18,861,369	18,515,308
Non-controlling interests	2b	549,829	534,015	453,792
TOTAL EQUITY		18,872,211	19,395,384	18,969,100
TOTAL LIABILITIES AND EQUITY		53,623,585	55,225,061	53,233,012

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

-0  \* Arabic  \* MERGEFORMAT 9

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Six-Month Period Ended June 30, 2013

With Comparative Figures for 2012

(Expressed in millions of rupiah, except share data)

	Notes	2013	2012
REVENUES	2j,2k,2s,2u,24,31,
	35,36,37
Cellular		9,571,785	8,420,377
Multimedia, Data
Communication,
Internet ("MIDI")	33e,33g	1,599,958	1,356,855
Fixed telecommunications		536,316	479,284
Total Revenues		11,708,059	10,256,516

EXPENSES	2s,31
Cost of services	2k,2u,25,33j
	33m,36	4,847,800	4,016,091
Depreciation and amortization	2h,2j,2u,8,9,37	4,299,982	3,406,701
Personnel	2l,2m,26,30	802,676	697,794
Marketing	2k,2u	390,608	396,735
General and administration	2k,27	355,947	298,599
Loss (gain) on foreign exchange - net	1,2n,2p,2u,5,6,8, 12,13,20,37,40	(69,304)	11,485
Others - net	6,12,13,16,37,40	(113,577)	16,158
Net Expenses		10,514,132	8,843,563
OPERATING PROFIT		1,193,927	1,412,953

Interest income	2s,2u,31,37	59,340	46,690
Financing cost	2s,2u,14,18,19,
	28,31,33e,33g,37	(1,072,748)	(980,459)
Loss on foreign exchange - net	2n,2o,37,40	(391,998)	(510,767)
Gain (loss) on change in fair value
of derivatives - net	2n,20,37	1,725	(31,594)
Other Expenses - Net		(1,403,681)	(1,476,130)
LOSS BEFORE INCOME TAX		(209,754)	(63,177)
INCOME TAX BENEFIT (EXPENSE)	2p,16,37
Current		(55,854)	(96,069)
Deferred	2u	96,388	22,978
Income Tax Benefit (Expense) - Net		40,534	(73,091)
LOSS FOR THE PERIOD		(169,220)	(136,268)

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

-0  \* Arabic  \* MERGEFORMAT 9

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

Six-Month Period Ended June 30, 2013

With Comparative Figures for 2012

(Expressed in millions of rupiah, except share data)

	Notes	2013	2012

OTHER COMPREHENSIVE LOSS
Difference in foreign currency translation	2b	(1,117)	(1,673)
Income tax effect		776	(40)
Unrealized changes in fair value on available-
for-sale investment		(119,913)	-
Net		(120,254)	(1,713)
TOTAL COMPREHENSIVE LOSS
FOR THE PERIOD		(289,474)	(137,981)

LOSS FOR THE PERIOD
ATTRIBUTABLE TO:
Owners of the Company	2u	(231,154)	(180,471)
Non-controlling interests	2b,2u	61,934	44,203
Net		(169,220)	(136,268)

OTHER COMPREHENSIVE LOSS -
NET OF TAX ATTRIBUTABLE TO:
Owners of the Company		(120,254)	(1,713)
Non-controlling interests	2b	-	-
Total		(120,254)	(1,713)

TOTAL COMPREHENSIVE LOSS
FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		(351,408)	(182,184)
Non-controlling interests		61,934	44,203
Net		(289,474)	(137,981)

BASIC AND DILUTEDLOSS PER SHARE
ATTRIBUTABLE TO OWNERS
OF THE COMPANY	2r,23	(42.54)	(33.21)

BASIC AND DILUTEDLOSS PER ADS
(50 SHARES PER ADS)
ATTRIBUTABLE TO OWNERS
OF THE COMPANY	2r,23	(2,126.95)	(1,660.59)

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

7

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

Six-Month Period Ended June 30, 2013

With Comparative Figures for 2012

(Expressed in millions of rupiah)

		Equity Attributable to Owners of the Company
								Unrealized
								Changes in
		Capital				Difference in	Difference	Fair Value on
		Stock -	Premium			Transactions of Equity	in Foreign	Available-for-		Non-
		Issued and	of Capital	Retained Earnings		Changes in Associated	Currency	Sale		controlling
Description	Notes	Fully Paid	Stock	Appropriated	Unappropriated	Companies/Subsidiaries	Translation	Investment	Total	Interests	Total Equity

Balance as of January 1, 2012		543,393	1,546,587	134,446	15,889,104	404,104	(2,326)	-	18,515,308	453,792	18,969,100
Difference in foreign currency translation arising from thetranslation ofthe financial statements of Indosat Finance Company B.V. and Indosat International Finance Company B.V. from euroto rupiah - net of applicable income tax expense of Rp29and Rp11, respectively	2b	-	-	-	-	-	(1,713)	-	(1,713)	-	(1,713)
Resolution during the Annual Stockholders' General Meeting on
May 14, 2012
Declaration of cash dividend	32	-	-	-	(417,489)	-	-	-	(417,489)	-	(417,489)

Loss for the period		-	-	-	(180,471)	-	-	-	(180,471)	44,203	(136,268)

Dividends of subsidiaries		-	-	-	-	-	-	-	-	(32,038)	(32,038)
Balance as of June 30, 2012		543,393	1,546,587	134,446	15,291,144	404,104	(4,039)	-	17,915,635	465,957	18,381,592

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

-0  \* Arabic  \* MERGEFORMAT 9

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

Six-Month Period Ended June 30, 2013

With Comparative Figures for 2012

(Expressed in millions of rupiah)

		Equity Attributable to Owners of the Company
								Unrealized
								Changes in
		Capital				Difference in	Difference	Fair Value on
		Stock -	Premium			Transactions of Equity	in Foreign	Available-for-		Non-
		Issued and	of Capital	Retained Earnings		Changes in Associated	Currency	Sale		controlling	Total
Description	Notes	Fully Paid	Stock	Appropriated	Unappropriated	Companies/Subsidiaries	Translation	Investment	Total	Interests	Equity

Balance as of January 1, 2013		543,393	1,546,587	134,446	15,846,721	404,104	(3,600)	389,718	18,861,369	534,015	19,395,384
Difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International Finance Company B.V. from euro to rupiah - net of applicable income tax expense of Rp73 and Rp29, respectively	2b	-	-	-	-	-	(341)	-	(341)	-	(341)
Unrealized changes in fair value of available-for-sale investment		-	-	-		-	-	(119,913)	(119,913)	-	(119,913)

Resolution during the Annual Stockholders' General Meeting on
June 18, 2013
Declaration of cash dividend	32	-	-	-	(187,579)	-	-	-	(187,579)	-	(187,579)

Loss for the period		-	-	-	(231,154)	-	-	-	(231,154)	61,934	(169,220)

Dividends of subsidiaries		-	-	-	-	-	-	-	-	(46,120)	(46,120)
Balance as of June 30, 2013		543,393	1,546,587	134,446	15,427,988	404,104	(3,941)	269,805	18,322,382	549,829	18,872,211

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

-0  \* Arabic  \* MERGEFORMAT 9

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

Six-Month Period Ended June 30, 2013

With Comparative Figures for 2012

(Expressed in millions of rupiah)

	Notes	2013	2012
CASH FLOW FROM OPERATING ACTIVITIES
Cash received from:
Customers		11,467,057	10,008,100
Refunds of taxes	6	87,198	-
Interest income		62,547	45,897
Settlement from currency swap contracts	20a-i	26,148	30,824
Settlement from currency forward contracts	20v-dc	19,945	117,804
Cash paid to/for:
Authorities, other operators, suppliers and others		(4,519,901)	(4,079,188)
Financing cost		(1,088,722)	(971,644)
Employees		(693,779)	(669,894)
Income taxes		(181,473)	(68,987)
Settlement from interest rate swapcontracts	20l-n	(32,000)	-
Interest rate swap margin	20j-u	(8,513)	(41,104)
Swap cost from cross currency swap contracts	20a-i	(3,926)	(19,906)
Net Cash Provided by Operating Activities		5,134,581	4,351,902
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	8	118,751	1,500
Acquisitions of property and equipment	8	(5,360,029)	(3,119,803)
Acquisitions of intangible assets	9	(1,863)	(13,936)
Net Cash Used in Investing Activities		(5,243,141)	(3,132,239)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	18	1,650,000	600,000
Proceeds from short-term bank loan	14	750,000	400,000
Repayment of long-term loans	18	(2,983,272)	(1,478,370)
Repayment of bonds payable	19	(1,330,000)	(41,989)
Repayment of short-term bank loan	14	(100,000)	(600,000)
Cash dividend paid by subsidiaries to non-controlling
interests		(13,610)	(6,593)
Increase in restricted cash and cash equivalents		(1,852)	(18,640)
Proceeds from bonds payable	19	-	3,000,000
Cash dividend paid by the Company	32	-	(417,489)
Net Cash Provided by (Used in)
Financing Activities		(2,028,734)	1,436,919
Net Foreign Exchange Differences
from Cash and Cash Equivalents		18,133	(5,917)
NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS		(2,119,161)	2,650,665
CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD		3,917,236	2,224,206
CASH AND CASH EQUIVALENTS
AT END OF PERIOD	4	1,798,075	4,874,871

See Report on Review of Interim Consolidated Financial Information.

The accompanying notes form an integral part of these interim consolidated financial statements.

-0  \* Arabic  \* MERGEFORMAT 9

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

Six-Month Period Ended June 30, 2013

With Comparative Figures for 2012

(Expressed in millions of rupiah)

	Notes	2013	2012
DETAILS OF CASH AND CASH EQUIVALENTS:	4
Time deposits with original maturities
of three months or less
and deposits on call		1,524,681	4,360,224
Cash on hand and in banks		273,394	514,647

Cash and cash equivalents as stated
in the interim consolidated statement
of financial position		1,798,075	4,874,871

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, an International Telephone & Telegraph subsidiary, to the Government of the Republic of Indonesia (“the Government”) and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (“BKPM”) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) to a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change in its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 123 dated January 28, 2010 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.), as approved in the Stockholders’ Extraordinary General Meeting held on January 28, 2010, in order to comply with the Indonesian Capital Market and Financial Institutions Supervisory Agency (“BAPEPAM-LK”) Rule No. IX.J.1 dated May 14, 2008 on the Principles of Articles of Association of Limited Liability Companies that Conduct Public Offering of Equity Securities and Public Companies and Rule No. IX.E.1 on Affiliate Transactions and Certain Conflict of Interests Transactions. The latest amendment of the Company’s Articles of Association has been reported to, and approved by, the Ministry of Law and Human Rights of the Republic of Indonesia based on its letters No. AHU-09555.AH.01.02 Year 2010 dated February 22, 2010 and No. AHU-AH.01.10-04964 dated February 25, 2010. The latest amendment relates to, among other matters, the changes in the Company’s purposes, objectives and business activities, appointment of acting President Director if the incumbent President Director is unavailable and definition of conflict of interests.

According to article 3 of its Articles of Association, the Company’s purposes and objectives are to provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services by carrying out the following main business activities:

a.

To provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services, including but not limited to providing basic telephony services, multimedia services, internet telephony services, network access point service, internet services, mobile telecommunications networks and fixed telecommunications networks; and

b.

To engage in payment transactions and money transfer services through telecommunications networks as well as information technology and/or convergence technology.

The Company can provide supporting business activities in order to achieve the purposes and objectives, and to support its main businesses, as follows:

a.

To plan, to procure, to modify, to build, to provide, to develop, to operate, to lease, to rent, and to maintain infrastructures/facilities including resources to support the Company’s business in providing telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services;

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

b.

To conduct business and operating activities (including development, marketing and sales of telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services by the Company), including research, customer services, education and courses (both domestic and overseas); and

c.

To conduct other activities necessary to support and/or related to the provision of telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services including, but not limited to, electronic transactions and provision of hardware, software, content as well as telecommunications-managed services.

The Company started its commercial operations in 1969.

For the six-month period ended June 30, 2013 and years ended December 31, 2012 and 2011, the Company had performed all main and supporting business activities as stated in its Articles of Association.

Based on Law No. 3 of 1989 on Telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications services under the authority of the Government.

In 1999, the Government issued Law No. 36 on Telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the Government for the Company to engage in the provision of specific telecommunications networks and services.

On August 14, 2000, the Government, through the Ministry of Communications (“MOC”), granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the MOC. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the MOC, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On September 7, 2000, the Government, through the MOC, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, PT Telekomunikasi Indonesia Tbk (“Telkom”) was granted an in- principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the MOC, the Company was granted an operating license for fixed local telecommunications network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the MOC. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

The following are operating licenses obtained by the Company and PT Indosat Mega Media, a subsidiary:

Licenses No.	Date Issued	Issuing Body	Period of	Description
License
19/KEP/M.KOMINFO/	February 14, 2006	Ministry of	10 years	Determination of the winner and
02/2006 and	and March 27, 2006	Communications and		operating license for IMT-2000 cellular
29/KEP/M.KOMINFO/		Information		network provider using 2.1 GHz radio
03/2006		Technology		frequency spectrum (a third generation
		("MOCIT")		["3G"] mobile communications
technology for 1 block (2 x 5 Mhz) of
frequency (*)
504/KEP/M.KOMINFO/	August 31, 2012	MOCIT	Evaluated	Amended Indosat's Mobile Cellular
08/2012			every	License which allows Indosat to deploy
			5 years	3rd Generation Partnership Project (3G
system) at 900 MHz spectrum band.
The Ministerial Decree replaces
Indosat's previous licenses
No. 252/KEP/M.KOMINFO/07/2011
and 102/KEP/M.KOMINFO/10/2006.
252/KEP/	July 6, 2011	MOCIT	Evaluated	Amended operating license for
M.KOMINFO/07/2011			every	nationwide GSM cellular mobile
(previously			5 years	network (including its basic telephony
102/KEP/M.KOMINFO/				services and the rights and obligations
10/2006)				relating to 3G services), which
replaces the previous license
No. 102/KEP/M.KOMINFO/10/2006
dated October 11, 2006
181/KEP/M.KOMINFO/	December 12, 2006	MOCIT	-	Allocation of two nationwide frequency
12/2006				channels, i.e., channels 589 and 630
in the 800 MHz spectrum for Local
Fixed Wireless Network Services with
Limited Mobility
01/DIRJEN/2008	January 7, 2008	Directorate General	Evaluated	Operating license as internet service
		of Post and	every	provider
		Telecommunications	5 years
("DGPT")
51/DIRJEN/2008	January 9, 2008	DGPT	Evaluated	Operating license for internet
			every	interconnection services (Network
			5 years	Access Point/NAP), which replaces
the previous license given to
PT Satelit Palapa Indonesia
("Satelindo")
(*) As one of the winners in the selection of IMT-2000 cellular providers, the Company was obliged to, among others, pay upfront fee of Rp320,000 (Note 3a) and radio frequency fee (Note 33j).

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

Licenses No.	Date Issued	Issuing Body	Period of	Description
License
52/DIRJEN/2008	January 9, 2008	DGPT	Evaluated	Operating license for telephony
			every	internet services which replaces the
			5 years	previous license
No. 823/DIRJEN/2002 for Voice over
Internet Protocol Service with national
coverage that expired in 2007
237/KEP/M.KOMINFO/	July 27, 2009	MOCIT	10 years	Operating license for "Packet
7/2009				Switched" local fixed
telecommunications network using 2.3
GHz radio frequency spectrum of
Broadband Wireless Access (BWA)
(**)
268/KEP/M.KOMINFO/	September 1, 2009	MOCIT	10 years	Operating license for one additional
9/2009				block (2 x 5 Mhz) of 3G frequency
(***)
198/KEP/M.KOMINFO/	May 27, 2010	MOCIT	Evaluated	Amended operating license for
05/2010			every	nationwide closed fixed
			5 years	communications network (e.g.,VSAT,
frame relay, etc.), which replaces the
previous license No.KP.69/Thn 2004
given to the Company
311/KEP/M.KOMINFO/	August 24, 2010	MOCIT	Evaluated	Amended operating license for fixed
8/2010			every	network and basic telephony service
312/KEP/M.KOMINFO/			5 years	which covers the provision of local,
8/2010				national long-distance, and
and				international long-distance telephony
313/KEP/M.KOMINFO/				services, which replaces the previous
8/2010				license No. KP.203/Thn 2004 given to
the Company
(**) PT Indosat Mega Media was obliged to, among others, pay upfront fee of Rp18,408 (Note 3a) and radio frequency fee (Note 33j).
(***) The Company was obliged to, among others, pay upfront fee of Rp320,000 (Note 3a) and radio frequency fee (Note 33j).

On January 9, 2008, based on letter No. 10/14/DASP from Bank Indonesia (Central Bank), the Company obtained approval for “Indosat m-wallet” prepaid cards as a new means of making payments to certain merchants. The Company was also appointed as a special principal and technical acquirer for such prepaid cards. On November 19, 2009, the Company launched “Indosat m-wallet” to the public.

On March 17, 2008, the MOCIT issued Ministerial Decree No. 02/PER/M.KOMINFO/2008 on the Guidelines of Construction and Utilization of Sharing Telecommunications Towers. Based on this Decree, the construction of telecommunications towers requires permits from the relevant governmental institution and the local government determines the placement of the towers and the location in which the towers can be constructed. Furthermore, a telecommunications provider or tower provider which owns telecommunications towers is obliged to allow other telecommunications operators to utilize its telecommunications towers without any discrimination. The Decree also mandated that each of the tower contractors, providers and owners be 100% locally owned companies.

On March 30, 2009, the Ministry of Domestic Affairs, Ministry of Public Works, MOCIT and Head of BKPM jointly issued Decrees No. 18 Year 2009, No. 07/PRT/M/2009, No. 19/PER/M.KOMINFO/03/09 and No. 3/P/2009, respectively, on the Detailed Guidelines of Construction and Utilization of Sharing Telecommunications Towers. The Decrees define the requirements and procedures for tower construction. A tower provider can be either a telecommunications operator or a non-telecommunications operator. If a tower provider is a non-telecommunications operator, it is required to be a 100% locally owned company.

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On September 3, 2010, based on letter No. 12/67/DASP/25 from Bank Indonesia (Central Bank), the Company obtained approval to become a “money remittance provider” to customers in the local and international markets.

On December 13, 2010, based on letter No. 2619/BSN/D3-d3/12/2010 from the Badan Standardisasi Nasional (National Standardization Bureau), the Company obtained Issuer Identification Number (IIN) on its applications for “Indosat m-wallet” and “money remittance”. On March 23, 2011, the President of the Republic of Indonesia issued Regulation or Peraturan Pemerintah (“PP”) No. 3 Year 2011 regarding money remittance. This regulation becomes the operational guidance for the Company as a “money remittance provider”.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 2 regional offices located in Jakarta and Medan.

Ooredoo QSC, Qatar (previously Qatar Telecom QSC) (“Ooredoo”) is the ultimate parent company of the Company and subsidiaries. The immediate parent company of the Company is Ooredoo Asia Pte. Ltd., previously Qatar Telecom (Qtel Asia) Pte. Ltd., Singapore.

b.

Company’s Public Offerings

On September 23, 1994, the Company obtained the effective statement from the Capital Market Supervisory Agency (“BAPEPAM”) to conduct the initial public offering in the Jakarta Stock Exchange through BAPEPAM Letter No S-1656/PM/1994 and in the New York Stock Exchange of its 362,425,000 B shares, consisting of 22,510,870 American Depositary Shares (ADS, each representing 10 B Shares) and 103,550,000 B shares from the divestment of the B shares owned by the Government. The Company’s B shares and ADS have been registered in the Indonesia Stock Exchange (new entity after the merger of the Jakarta Stock Exchange and the Surabaya Stock Exchange in November 2007) and New York Stock Exchange since October 19, 1994. The Company has delisted its ADS from the New York Stock Exchange as of May 17, 2013.

Based on a resolution at the Company’s Extraordinary General Meeting held on March 8, 2004, the stockholders approved to split the nominal value of the Company’s B shares from Rp500 to Rp100 resulting in the increase in the number of authorized shares from 4,000,000,000 to 20,000,000,000 shares and in the number of issued and fully paid shares from 1,035,500,000 to 5,177,500,000 shares.

During the period August 1, 2004 to December 31, 2006, the Company had issued additional 256,433,500 B shares in connection with the exercise of its Employee Stock Option Program (“ESOP”) Phases I and II. The ESOP program was approved in the Company’s Stockholders’ Annual General Meeting held on June 26, 2003.

As of June 30, 2013, the outstanding bonds issued to the public by the Company and a subsidiary are as follows:

Bond (Note 19)	Effective Date	Registered with and Traded on:
1. Fifth Indosat Bonds in Year 2007 with Fixed	May 29, 2007	Indonesia Stock Exchange
Rates
2. Indosat Sukuk Ijarah II in Year 2007	May 29, 2007	Indonesia Stock Exchange
3. Sixth Indosat Bonds in Year 2008 with Fixed	April 9, 2008	Indonesia Stock Exchange
Rates
4. Indosat Sukuk Ijarah III in Year 2008	April 9, 2008	Indonesia Stock Exchange
5. Seventh Indosat Bonds in Year 2009 with	December 8, 2009	Indonesia Stock Exchange
Fixed Rates
6. Indosat Sukuk Ijarah IV in Year 2009	December 8, 2009	Indonesia Stock Exchange
7. Guaranteed Notes Due 2020	July 29, 2010	Singapore Exchange Securities Trading Limited
8. Eighth Indosat Bonds in Year 2012	June 27, 2012	Indonesia Stock Exchange
9. Indosat Sukuk Ijarah V in Year 2012	June 27, 2012	Indonesia Stock Exchange

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

c.

Directors, Commissioners and Audit Committee

Based on resolutions of the Stockholders’ Annual General Meetings and the Stockholders’ Extraordinary General Meetings held on June 18, 2013, September 17, 2012and June 24, 2011 which are notarized under Deeds No. 84 and No. 5 of Aryanti Artisari S.H., M.Kn., and No. 148 of Aulia Taufani, S.H. (as substitute notary of Sutjipto, S.H.), respectively, on the same dates, the composition of the Company’s Board of Commissioners and Board of Directors as of
June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, respectively, is as follows:

January 1, 2012 /
	June 30, 2013	December 31, 2012	December 31, 2011
Board of Commissioners:

President Commissioner	Abdulla Mohammed	Abdulla Mohammed	Abdulla Mohammed
	S.A Al Thani	S.A Al Thani	S.A Al Thani
Commissioner	Dr. Nasser Mohd. A.	Dr. Nasser Mohd. A.	Dr. Nasser Mohd. A.
	Marafih	Marafih	Marafih
Commissioner	Rachmad Gobel	Rachmad Gobel	Rachmad Gobel

Commissioner	Richard Farnsworth	Richard Farnsworth	Richard Farnsworth
	Seney*	Seney*	Seney
Commissioner	Rionald Silaban	Rionald Siaban	Rionald Siaban

Commissioner	Rudiantara*	Rudiantara*	Alexander Rusli*

Commissioner	Chris Kanter*	Chris Kanter*	Chris Kanter*

Commissioner	Cynthia Alison	Thia Peng Heok	Thia Peng Heok
	Gordon**	George*	George*
Commissioner	Soeprapto*	Soeprapto*	Soeprapto*

Commissioner	Beny Roelyawan	Beny Roelyawan	-

*

Independent Commissioner

**

Based on the resolution of the Company’s Stockholders’ Annual General Meeting (“SAGM”) held on June 18, 2013, Mrs. Cynthia Alison Gordon was appointed as IndependentCommissioner to replace Mr. Thia Peng Heok George, effective on the same date.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

c.

Directors, Commissioners and Audit Committee (continued)

January 1, 2012 /
	June 30, 2013	December 31, 2012	December 31, 2011
Board of Directors:

President Director and Chief Executive	Alexander Rusli	Alexander Rusli	Harry Sasongko
Officer			Tirtotjondro
Director and Chief Financial Officer	Curt Stefan Carlsson	Curt Stefan Carlsson	Curt Stefan Carlsson
Director and Chief Commercial Officer	-	Frederick Johannes Meijer	Laszlo Imre Barta
Director and Chief Technology Officer	Hans Christiaan Moritz	Hans Christiaan Moritz	Hans Christiaan Moritz
Director and Chief Wholesale and	Fadzri Sentosa	Fadzri Sentosa	Fadzri Sentosa
Infrastructure Officer

The composition of the Company’s Audit Committee as of June 30, 2013, December 31, 2012  and January 1, 2012 / December 31, 2011 is as follows:

January 1, 2012/
	June 30, 2013	December 31, 2012	December 31, 2011

Chairman	Richard Farnsworth Seney*	Thia Peng Heok George	Thia Peng Heok George
Member	Chris Kanter	Chris Kanter	Chris Kanter
Member	Rudiantara*	Richard Farnsworth Seney	Soeprapto
Member	Unggul Saut Marupa	Unggul Saut Marupa	Unggul Saut Marupa
	Tampubolon	Tampubolon	Tampubolon
Member	Kanaka Puradiredja	Kanaka Puradiredja	Kanaka Puradiredja

*

Based on the resolution of the Company’s SAGM held on June 18, 2013, Mr. Thia Peng Heok George was no longera member of the Company’s Board of Commissioners. Based on aresolution of the Board of Commissioners’meeting held on June 18, 2013, the Board of Commissioners agreed to appoint Mr. Richard Farnsworth Seney as Audit Committee Chairman to replace Mr. Thia Peng Heok George and Mr. Rudiantara as amember of the Audit Committee.

The Company and subsidiaries (collectively referred to hereafter as “the Group”) has approximately 4,601, 4,540 and 4,461 employees (unaudited), including non-permanent employees, as of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, respectively.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries

As of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, the Company has direct and indirect ownership in the following Subsidiaries:

				Percentage of
				Ownership (%) as of
				June 30, 2013,
			Start of	December 31, 2012 and
			Commercial	January 1, 2012/
Name of Subsidiary	Location	Principal Activity	Operations	December 31, 2011
Indosat Palapa Company	Amsterdam	Finance	2010	100.00
B.V. (“IPBV”) (1)
Indosat Mentari Company	Amsterdam	Finance	2010	100.00
B.V. (“IMBV”) (1)
Indosat Finance Company	Amsterdam	Finance	2003	100.00
B.V. (“IFB”)
Indosat International	Amsterdam	Finance	2005	100.00
Finance Company B.V.
(“IIFB”)
Indosat Singapore Pte.	Singapore	Telecommunication	2005	100.00
Ltd. (“ISPL”)
PT Indosat Mega Media	Jakarta	Multimedia	2001	99.85
(“IMM”)
PT Interactive Vision	Jakarta	Pay TV	2011	99.83
Media (“IVM”) (2)
PT Starone Mitra	Semarang	Telecommunication	2006	72.54
Telekomunikasi
(“SMT”) (Note 39d)
PT Aplikanusa Lintasarta	Jakarta	Data	1989	72.36
(“Lintasarta”)		Communication
PT Lintas Media Danawa	Jakarta	Information and	2008	50.65
(“LMD”) (3)		Communication
		Services
PT Artajasa Pembayaran	Jakarta	Telecommunication	2000	39.80
Elektronis (“APE”)(3)

Total Assets (Before Eliminations)

January 1, 2012 /

June 30,

December 31,

December 31,

Name of Subsidiary

2013

2012

2011

IPBV(1)

6,604,226

6,442,367

6,015,894

IMBV(1)

6,720,317

6,436,524

6,010,359

IFB (Note 39a)

22,263

21,963

20,923

IIFB (Note 39a)

8,975

8,853

8,688

ISPL

89,020

99,519

78,264

IMM

774,961

813,308

746.404

IVM

(2)

5,576

5,448

5,198

SMT

217,339

250,856

209,651

Lintasarta

2,172,907

2,041,724

1,783,759

LMD(3)

3,234

4,026

5,199

APE(3)

410,060

371,603

258,745

(1)

IPBV and IMBV were incorporated in Amsterdam on April 28, 2010 to engage in treasury activities, to lend and borrow money, whether in the form of securities or otherwise, to finance enterprises and companies, and to grant security in respect of their respective obligations or those of their group companies and third parties.

(2)

IVM, a subsidiary of IMM, was established on April 21, 2009 to engage in Pay TV services. IMM made capital injections to IVM on March 9 and 30, 2011 totalling Rp4,999. On July 12, 2011, IVM obtained the license to conduct its Pay TV services. However, as of June 30, 2013, IVM has not started its commercial operations.

(3)

Lintasarta has direct 55% and 70% ownership in APE and LMD, respectively.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

f.

Approval and Authorization for the Issuance of Interim Consolidated Financial Statements

The issuanceof the unaudited interim consolidated financial statements of the Group as of

June 30, 2013 and for the six-month period then ended with comparative figures for the six-month period ended June 30, 2012 and as of December 31, 2012 and January 1, 2012 / December 31, 2011 was approved and authorized for issuance by the Board of Directors on July 25, 2013, as reviewed and recommended for approval by the Audit Committee.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of Presentation of Interim Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Indonesian Financial Accounting Standards which comprise the Statements and Interpretations issued by the Financial Accounting Standards Board of the Indonesian Institute of Accountants (“DSAK”) and Regulation No. VIII.G.7 on the Guidelines for Financial Statement Presentation and Disclosures issued by BAPEPAM-LK.

The interim consolidated financial statements are prepared in accordance with Statement of Financial Accounting Standards (“PSAK”) 1 (Revised 2009), “Presentation of Financial Statements”.

The interim consolidated financial statements, except for the interim consolidated statement of cash flows, have been prepared on the accrual basis using the historical cost concept of accounting, except as disclosed in the relevant notes herein.

The interim consolidated statement of cash flows, which has been prepared using the direct method, presents receipts and disbursements of cash and cash equivalents classified into operating, investing and financing activities.

The reporting currency used in the interim consolidated financial statements is the Indonesian rupiah, which is also the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation

The interim consolidated financial statements include the accounts of the Company and subsidiaries mentioned in Note 1d, in which the Company maintains (directly or indirectly) equity ownership of more than 50% or less than 50% but exercises control over the subsidiary as in the case of APE.

All material intercompany transactions and account balances (including the related significant unrealized gains or losses) have been eliminated.

Subsidiaries are fully consolidated from the date of acquisitions, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. Control is presumed to exist if the Company owns, directly or indirectly through another subsidiary, more than half of the voting power of an entity. Control also exists when the parent owns half or less of the voting power of an entity when there is:

a)

power over more than half of the voting rights by virtue of an agreement with other investors;

b)

power to govern the financial and operating policies of the entity under a statute or an agreement;

c)

power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or

d)

power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Non-controlling interests (“NCI”) represent the portion of the profit or loss and net assets of the subsidiaries not attributable, directly or indirectly, to the Company, which are presented in the interim consolidated statement of comprehensive income and under the equity section of the interim consolidated statement of financial position, respectively, separately from the corresponding portion attributable to the equity holders of the parent company.

Losses of a non-wholly owned subsidiary are attributed to the NCI even if they create an NCI deficit balance.

In case of loss of control over a subsidiary, the Group:

•

derecognizes the assets (including goodwill) and liabilities of the subsidiary;

•

derecognizes the carrying amount of any NCI;

•

derecognizes the cumulative translation differences, recorded in equity, if any;

•

recognizes the fair value of the consideration received;

•

recognizes the fair value of any investment retained;

•

recognizes any surplus or deficit in profit or loss; and

•

reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition-date fair value and the amount of any NCI in the acquiree. For each business combination, the acquirer measures the NCI in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are directly expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with PSAK 55 (Revised 2006) either in profit or loss or as other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

At acquisition date, goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for NCI over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGUs.

Where goodwill forms part of a CGU and part of the operations within that CGU is disposed of, the goodwill associated with the operations disposed of is included in the carrying amount of the operations when determining the gain or loss on disposal of the operations. Goodwill disposed of in this circumstance is measured based on the relative values of the operations disposed of and the portion of the CGU retained.

d.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits (including deposits on call) with original maturities of three months or less at the time of placement.

Time deposits which are pledged as collateral for bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Financial Assets” or “Other Non-current Financial Assets”.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e.

Inventories

Inventories, which mainly consist of SIM cards, broadband modems, starter packs, cellular handsets and pulse reload vouchers are valued at the lower of cost or net realizable value. Cost is determined using the weighted average method.

In accordance with PSAK 14 (Revised 2008), the Group applies the guidance on the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value, as well as guidance on the cost formula used to assign costs to inventories.

f.

Prepaid Frequency Fee and Licenses and Other Prepaid Expenses

Prepaid frequency fee and licenses and other prepaid expenses, which mainly consist of frequency fee, rentals, upfront fee of 3G and BWA licenses and advertising, are expensed as the related asset is utilized. The non-current portions of prepaid rentals and upfront fee of 3G and BWA licenses are shown as part of “Long-term Prepaid Rentals - Net of Current Portion” and “Long-term Prepaid Licenses - Net of Current Portion”, respectively.

g.

Investment in Associated Company

The Group’s investment in its associated company is accounted for using the equity method. An associated company is an entity in which the Group has significant influence. Under the equity method, the cost of investment is increased or decreased by the Group’s share in net earnings or losses of, and dividends received from, the associated company since the date of acquisition.

The interim consolidated statement of comprehensive income reflects the share of the results of operations of the associated company. Where there has been a change recognized directly in the equity of the associated company, the Group recognizes its share of any such changes and discloses this, when applicable, in the interim consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associated company are eliminated to the extent of the Group’s interest in the associated company.

The Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associated company. The Group determines at each reporting date whether there is any objective evidence that the investment in the associated company is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in associated company and its carrying value, and recognizes the amount in profit or loss.

h.

Property and Equipment

The Group has implemented PSAK 16 (Revised 2011), “Fixed Assets”, which impacts recognition of the assets, the determination of their carrying amounts and the depreciation charges and impairment losses to be recognized in relation to them. The revised PSAK No. 16 also prescribes accounting for land and provides further guidance related to the treatment of certain landrights in Indonesia and the related costs.

Property and equipment are stated at cost (which includes certain capitalized borrowing costs incurred during the construction phase), less accumulated depreciation and impairment in value.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.

Property and Equipment (continued)

The Group has chosen the cost model for the measurement of its property and equipment. Property and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets, as follows:

Years

Buildings

20 to 40

Information technology equipment

3 to 5

Office equipment

3 to 5

Building and leasehold improvements

3 to 25

Vehicles

3 to 5

Cellular technical equipment

8

Transmission and cross-connection equipment

3 to 15

Fixed Wireless Access (“FWA”) technical equipment

7

Operation and maintenance center and

measurement unit

3 to 5

Fixed access network equipment

3 to 10

The residual values, useful lives and methods of depreciation of property and equipment are reviewed and adjusted prospectively, if appropriate, at each financial year end.

Landrights, including the legal costs incurred at initial acquisition of landrights, are stated at cost and not amortized. Specific costs associated with the renewal or extension of land titles are deferred and amortized over the legal term of the landrights or economic life of the land, whichever is shorter.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments which enhance an asset’s condition on its initial performance are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are derecognized from the accounts, and any resulting gains or losses are recognized in profit or loss.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair values unless:

(i)

the exchange transaction lacks commercial substance, or

(ii)

the fair value of neither the assets received  nor the assets given up can be measured reliably.

The acquired assets are measured this way even if the Group cannot immediately derecognize the assets given up. If the acquired assets cannot be reliably measured at fair value, their value is measured at the carrying amount of the assets given up plus cash consideration.

Properties under construction and installation are stated at cost, which includes borrowing costs.Under PSAK 26 (Revised 2011), “Borrowing Costs”,all borrowing costssuch as interest, finance charges in respect of finance leases recognized in accordance with PSAK 30 (Revised 2011) and foreign exchange differences (estimated quarterly to the extent that they are regarded as an adjustment to interest costs by capping the exchange differences taken as borrowing costs at the amount of borrowing costs on the functional currency equivalent borrowings) that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Other borrowing costs are recognized as an expense in the period in which they are incurred. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Impairment of Non-financial Assets

The Group assesses at each annual reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset (i.e., an intangible asset with an indefinite useful life, an intangible asset not yet available for use, or goodwill acquired in a business combination) is required, the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of the asset’s or CGU’s fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses of continuing operations are recognized in the consolidated statements of comprehensive income as “impairment losses”. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations, if any, are recognized in profit or loss under expense categories that are consistent with the functions of the impaired assets.

An assessment is made at each annual reporting period as to whether there is any indication that previously recognized impairment losses recognized for an asset other than goodwill may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset other than goodwill is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in the interim consolidated statement of comprehensive income. After such a reversal, the depreciation charge on the said asset is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with PSAK 19 (Revised 2010), software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years and assessed for impairment whenever there is indication of impairment. The Company reviews the amortization period and the amortization method for the software at least at each financial year end. Residual value of software is assumed to be zero.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Leases

Effective January 1, 2012, the Group retrospectively implemented PSAK 30 (Revised 2011), “Leases”.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Group as a lessee

A finance lease that transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, is capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are included in financing cost in profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

The current portion of obligations under finance lease is presented as part of Other Current Financial Liabilities.

Operating lease payments are recognized as an operating expense in the interim consolidated statement of comprehensive income on a straight-line basis over the lease term.

Group as a lessor

A lease in which the Group does not transfer substantially all the risks and benefits of the ownership of an asset is classified as an operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents, if any, are recognized as revenue in the year they are earned.

A lease in which the Group transfers substantially all the risks and benefits of the ownership of an asset is classified as a finance lease. The leased asset is recognized as asset held under a finance lease in the consolidated statement of financial position and is presented as a receivable at an amount equal to the net investment in the lease. Selling profit or loss is recognized during the year, in accordance with the policy followed by the Group for outright sales. Costs incurred by the Group in connection with negotiating and arranging a lease are recognized as an expense when the selling profit is recognized.

Sale-and-leaseback transactions

When the Group enters into a sale-and-leaseback transaction, the Group analyzes if the leaseback arrangement meets the criteria of a finance lease or operating lease. Where the classification results in a finance lease, any excess of sales proceeds over the carrying value of the asset sold is deferred and amortized over the lease term. Where the transaction is classified as an operating lease and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Revenue and Expense Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and Value Added Taxes (“VAT”). The following specific recognition criteria must also be met before revenue is recognized:

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network and presented on a gross basis.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

The activation component of starter package sales is deferred and recognized as revenue over the expected average period of the customer relationship. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Sales of wireless broadband and modems cellular handsets are recognized upon delivery to the customers.

Revenues from wireless broadband data communications are recognized based on the duration of usage or fixed monthly charges depending on the arrangement with the customers.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

Customer Loyalty Program

The Company operates a customer loyalty program called “Poin Plus Plus”, which allows customers to accumulate points for every reload and payment by the Company’s prepaid and post-paid subscribers, respectively. The points can then be redeemed for free telecommunications and non-telecommunications products, subject to a minimum number of points being obtained. Starting July 29, 2011, the “Poin Plus Plus” program has been replaced with the “Indosat Senyum” program. Both programs have similarity in nature and scheme to redeem the points, except that under the new program, the Company no longer includes the subscription period as a variable item in calculating the points.

Customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. The Company records a liability at the time of reload and payment by its prepaid and post-paid subscribers, respectively, based on the fair value expected to be incurred to supply products in the future. The consideration received is allocated between the cellular products sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or when the redemption period expires.

Dealer Commissions

Consideration in the form of sales discount given by the Company to a dealer is recognized as a reduction of revenue.

If the Company receives, or will receive, an identifiable benefit in exchange for a consideration given by the Company to a dealer, and the fair value of such benefit can be reasonably estimated, the consideration will be recorded as a marketing expense.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Revenue and Expense Recognition (continued)

Cellular (continued)

Tower Leasing

Revenue arising from tower leasing classified as an operating lease is recognized on the straight-line basis over the lease term based on the amount stated in the agreement between the Company and the lessee.

MIDI

Internet

Revenues from installation services are deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges, depending on the arrangement with the customers.

Frame Net, World Link and Direct Link

Revenues arising from installation services are deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are provided.

Satellite Operating Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunications

International Calls

Revenue from outgoing international call traffic is reported on a gross basis.

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, monthly service fees are recognized as the services are provided.

For prepaid subscriber, the activation component of starter package sales is deferred and recognized as revenue over the expected average period of the customer relationship. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

Fixed Line

Revenues from fixed line installations are deferred and recognized over the expected average period of the customer relationship. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Revenue and Expense Recognition (continued)

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

Agency Relationships

Revenue from an agency relationship is recorded based on the gross amount billed to the customer when the Group acts as a principal in the sale of services.

When the Group acts as an agent and earns commission from the supplier of the service, revenue is recorded based on the net amount retained (the amount paid by the customer less the amount paid to the supplier).

Expenses

Interconnection Expenses

Expenses from network interconnection with other domestic and international telecommunications carriers are accounted for as operating expenses in the period these are incurred.

Other Expenses

Expenses are recognized when incurred.

l.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

m.

Pension Plan and Employee Benefits

Pension costs under the Group’s defined benefit pension plans are determined by periodic actuarial calculations using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation.

Actuarial gains or losses from post-employment benefits are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees. The past service costs from post-employment benefits are recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits have already vested, following the introduction of changes to a pension plan, past service costs are recognized immediately.

Actuarial gains or losses and past service costs from other long-term employee benefits are recognized immediately in the interim consolidated statement of comprehensive income within personnel expense.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

 m.

Pension Plan and Employee Benefits (continued)

The Group recognizes gains or losses on the curtailment of a defined benefit plan when the curtailment occurs (when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of the defined benefit plan terms such that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits). The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains or losses and past service cost that had not previously been recognized.

n.

Financial Instruments

The Group has applied PSAK 50 (Revised 2010), “Financial Instruments: Presentation”, PSAK 55 (Revised 2011), “Financial Instruments: Recognition and Measurement”, and PSAK 60, “Financial Instruments: Disclosures”.

PSAK 50 (Revised 2010) contains the requirements for the presentation of financial instruments and identifies the information that should be disclosed. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. This PSAK requires the disclosure of, among others, information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments.

PSAK 55 (Revised 2011) establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This PSAK provides the definitions and characteristics of derivatives, the categories of financial instruments, recognition and measurement, hedge accounting and determination of hedging relationships, among others.

PSAK 60 requires disclosures of the significance of financial instruments for financial position and performance; and the nature and extent of risks arising from financial instruments to which the Group is exposed during the period and at the end of the reporting period, and how the entity manages those risks.

n1. Financial assets

Initial recognition

Financial assets within the scope of PSAK 55 (Revised 2011) are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets which are recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n1.

Financial assets (continued)

Initial recognition (continued)

The Group’s financial assets include cash and cash equivalents, trade and other accounts receivable, due from related parties, derivative assets, finance lease receivables and other current and non-current financial assets (quoted and unquoted financial instruments).

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

•

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets are classified as held for trading if they are acquired for the purpose ofselling or repurchasing in the near term. Derivatives, including separated embeddedderivatives, are also classified as held for trading unless they are designated as effectivehedging instruments. Financial assets at fair value through profit or loss are carried in theinterim consolidated statement of financial position at fair value, with changes in fairvalue recognized in profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the interim consolidated statements of comprehensive income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

The Group’s financial assets classified at fair value through profit or loss consist of derivative assets.

•

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in profit or loss. The losses arising from impairment are also recognized in profit or loss.

The Group’s cash and cash equivalents, trade and other accounts receivable, due from related parties, other current financial assets, finance lease receivables and other non-current financial assets are included in this category.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

 Financial Instruments (continued)

n1.

Financial assets (continued)

Subsequent measurement(continued)

•

Held-to-maturity (HTM) investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when the Group has the positive intention and ability to hold them to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in profit or loss. The losses arising from impairment are recognized in profit or loss.

The Group did not have any HTM investments as of June 30, 2013 and
December 31, 2012 and 2011.

•

Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, AFS financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss is recognized, or determined to be impaired, and is reclassified from other comprehensive income to profit or loss. Interest earned on AFS financial investments is reported as interest income using the EIR method.

The Group has the following investments classified as AFS:

-

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%. These are carried at cost less allowance for impairment.

-

Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as available-for-sale, are recorded at fair value.

n2. Financial liabilities

Initial recognition

Financial liabilities within the scope of PSAK 55 (Revised 2011) are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, inclusive of directly attributable transaction costs.

The Group’s financial liabilities include trade accounts payable, procurement payable, accrued expenses, deposits from customers, obligations under financial lease, loans and bonds payable, due to related parties, derivative liabilities and other current financial liabilities.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n2.

Financial liabilities (continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

•

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by PSAK 55 (Revised 2011). Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in profit or loss.

•

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. The EIR amortization is included in financing cost in profit or loss.

Gains or losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

n3.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the interim consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

n4.

Fair value of financial instruments

The fair value of financial instruments that are traded in active market at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long position and ask price for short position), without any deduction for transaction costs. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n4.

Fair value of financial instruments (continued)

Credit risk adjustment

The Company adjusts the price in the more advantageous market to reflect any differences in counterparty credit risk between instruments traded in that market and the ones being valued for financial asset positions. In determining the fair value of financial liability positions, the Company's own credit risk associated with the instrument is taken into account.

n5.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the EIR.

n6.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

•

Financial assets carried at amortized cost

For loans and receivables carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and the group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n6. Impairment of financial assets (continued)

•

Financial assets carried at amortized cost (continued)

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a loan or receivable has a variable interest rate, the discount rate for measuring impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. Interest income continues to be accrued on the reduced carrying amount based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in profit or loss.

•

AFS financial assets

In the case of an equity investment classified as an AFS financial asset, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

Where there is objective evidence of impairment, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in profit or loss - is recycled from other comprehensive income to profit or loss. Impairment loss on equity investment is not reversed through the profit or loss; increase in its fair value after impairment is recognized in other comprehensive income.

In the case of a debt instrument classified as an AFS financial asset, impairment is assessed based on the same criteria as financial asset carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of the “Interest Income” account in profit or loss. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through profit or loss.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n7.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

n8.

Derivative financial instruments

The Company enters into and engages in cross currency swaps, interest rate swaps and other permitted instruments, if considered necessary, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies. These derivative financial instruments, while providing effective economic hedges of specific interest rate and foreign exchange risks under the Company’s financial risk management objectives and policies, do not meet the criteria for hedge accounting as provided in PSAK 55 (Revised 2011) and are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value of derivatives during the period, which are entered into as economic hedges that do not qualify for hedge accounting, are taken directly to profit or loss.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract in the interim consolidated statement of financial position which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income, termination cost or income, and settlement of derivative instruments are credited (charged) to “Gain (Loss) on Change in Fair Value of Derivatives - Net”, which is presented in profit or loss.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Foreign Currency Transactions and Balances

The Group has applied PSAK 10 (Revised 2010), “The Effects of Changes in Foreign Exchange Rates”, which describes how to include foreign currency transactions and foreign operations in the financial statements of an entity and translate financial statements into a presentation currency. The Group considers the primary indicators and other indicators in determining its functional currency.If indicators are mixed and the functional currency is not obvious, management uses its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

The interim consolidated financial statements are presented in rupiah, which is the Company’s functional currency and the Group’s presentation currency. Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At interim consolidated statement of financial position date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the prevailing exchange rates at such date and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to properties under construction and installation.

The functional currency of IFB and IIFB is theeuro, while that of IPBV, IMBV and ISPLis the U.S. dollar. As at the end of the reporting period, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Company at the spot rate which is the exchange rate prevailing at the end of the reporting period and their statements of comprehensive income are translated at the average exchange rates during the period. The resulting differences arising from the translations of the financial statements of IPBV, IMBV, IFB, IIFB and ISPL are included in other comprehensive income and presented as part of “Difference in Foreign Currency Translation” in the interim consolidated statement of changes in equity.

For June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, the foreign exchange rates used (in full amounts) were Rp9,929, Rp9,670 and Rp9,068, respectively, per US$1 which are computed by taking the average of the buying and selling rates of bank notes last published by Bank Indonesia for the period / year.

p.

Income Tax

The Group has applied PSAK 46 (Revised 2010), which requires the Group to account for the current and future tax consequences of the future recovery (settlement) of the carrying amount of assets (liabilities) that are recognized in the interim consolidated statement of financial position, and transactions and other events of the current period which are recognized in the interim consolidated financial statements. The revised PSAK also requires the Group to present interest and penalties for the underpayment / overpayment of income tax, if any, as part of “Income Tax Benefit (Expense) - Current” in the interim consolidated statement of comprehensive income.

Current tax expense is provided based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that realization of such benefits is probable. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to equity.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.

Income Tax (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the assetsare realized or the liabilitiesare settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the interim consolidated statement of financial position date. Changes in the carrying amount of deferred tax assets and liabilities due to a change in tax rates are credited or charged to current operations, except to the extent that they relate to items previously charged or credited to equity.

The Company recognizes deferred tax liabilities and deferred tax assets associated with itsinvestments in subsidiaries, except:

•

In respect of taxable temporary differences, when the timing of the reversals of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

•

In respect of deductible taxable temporary differences, deferred tax assets arerecognized only to the extent that it is probable that the temporary differences willreverse in the foreseeable future and taxable profit will be available against which thetemporary differences can be utilized.

The difference between the financial statement carrying amounts of existing assets and liabilities, and their respective final tax bases are not recognized as deferred tax assets or liabilities.

The amounts of additional tax principal and penalty imposed through a tax assessment letter (“SKP”) are recognized as expense of the current period in the interim consolidated statement of comprehensive income, unless further settlement is submitted. The amounts of tax principal and penalty imposed through SKP are deferred as long as they meet the asset recognition criteria.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

q.

Segment Reporting

The Group has applied PSAK 5 (Revised 2009), “Operating Segments”. This revised PSAK requires disclosures that will enable users of financial statements to evaluate the nature and financial effects of business activities in which the entity engages and the economic environments in which it operates.

A segment is a distinguishable component of the Group that is engaged in providing certain products (business segment), which component is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intra-group balances and intra-group transactions are eliminated.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.

Basic and Diluted Loss per Share/ADS

The Group has applied PSAK 56 (Revised 2011), “Earnings per Share”, which prescribes principles for the determination and presentation of earnings (loss) per share.

The amount of basic and diluted loss per share is computed by dividing loss for the period attributable to owners of the Company by the weighted-average number of shares outstanding during the period.

The amount of basic and diluted loss per ADS attributable to owners of the Company is computed by multiplying basic loss per share attributable to owners of the Company by 50, which is equal to the number of shares per ADS.

There were no potentially dilutive shares as of June 30, 2013 and 2012.

s.

Transactions with Related Parties

The Group has transactions with related parties as defined under PSAK 7 (Revised 2010), “Related Party Disclosures”.

The details of the accounts and the significant transactions entered into with related parties are presented in Note 31.

t.

Concession Financial Assets

The Group constructs or upgrades infrastructure (construction or upgrade services) under arrangements to provide public service and operates and maintains that infrastructure (operation services) for a specified period of time. These arrangements may include infrastructure used in a public-to-private service concession arrangement for its entire useful life.

The arrangements are accounted for based on the nature of the consideration. The financial asset model is used when the Group has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor for the construction services.

In the financial asset model, the amount due from the grantor meets the definition of a receivable which is measured at fair value. It is subsequently measured at amortized cost. The amount initially recognized plus the cumulative interest on that amount is calculated using the effective interest method.

The consideration received or receivable is allocated by reference to the relative fair values of the services provided, typically a construction component and a service element for operating and maintenance services performed. Revenue from the concession arrangements earned under the financial asset model consists of the (i) fair value of the amount due from the grantor; and (ii) interest income related to the capital investment in the project.

Any asset carried under concession arrangements is derecognized on disposal or when no future economic benefits are expected from its future use or disposal or when the contractual rights to the financial asset expire.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.

Restatement of Interim Consolidated Financial Statements

Effective January 1, 2012, the Group has retrospectively adopted PSAK 30 (Revised 2011), “Leases” - Note 2j, ISAK 16, “Service Concession Arrangements”, and ISAK 22, “Service Concession Arrangements: Disclosures”.

Leases

Prior to January 1, 2012, there was no requirement to separately evaluate lease agreement that contained land and building elements. Accordingly, the Company accounted for the tower lease arrangement as an operating lease, as it viewed the arrangement as a single package of land and buildings and treated the overall arrangement as a land lease.

Effective January 1, 2012, the Company has applied PSAK 30 (Revised 2011) retrospectively, which requires the Company to assess the classification of land and building elements of tower leasing arrangements separately whether as finance or an operating lease. As a result of the separate assessment made by the Company, taking into consideration comparison of the lease term with the economic life of the assets and comparison of the present value of the minimum lease payments and the fair value of the leased assets, each element might result in different lease classification. Accordingly, the Company determined that the majority of its historical lease transactions, where the Company is the lessee, were finance leases. The main impact of PSAK 30 (Revised 2011) is the recognition of finance lease assets and liabilities on the building element of tower slot leasing arrangements where the Company is the lessee. For the amended lease policy, see Note 2j.

Service Concession

Prior to January 1, 2012, there was no specific guidance on the accounting for service concession arrangement. The Group accounted for this arrangement as an executory contract. The infrastructure assets constructed under this arrangement were accounted for as property and equipment and depreciated over their estimated useful lives.

Effective January 1, 2012, the Group has retrospectively adopted ISAK 16, “Service Concession Arrangements”, and ISAK 22, “Service Concession Arrangements: Disclosures”, to account for its concession contracts. Under ISAK 16, revenues relating to construction or upgrade services under a service concession arrangement are recognized based on the stage of completion of the work performed. Operation or service revenue is recognized in the period in which the service is provided. When more than one service is provided in the service concession arrangements, the consideration received is allocated by reference to the relative fair value of the services. The infrastructure assets constructed under this arrangement are not recognized as property and equipment because the contractual arrangement does not convey the right to control the use of the public service infrastructure assets to the Company. In its concession contract, the Company has contractual rights to receive considerations from the grantor. The Company recognizes a financial asset in the interim consolidated statement of financial position, in consideration for the services it provides. Such financial asset is recognized in the interim consolidated statement of financial position as a receivable, for the amount of the fair value of the infrastructure on initial recognition and subsequently at amortized cost. The receivable is settled by means of the grantor’s payments received. The financial income calculated on the basis of the effective interest rate is recognized as interest income.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.

Restatement of Interim Consolidated Financial Statements (continued)

As a result of the retrospective application of PSAK 30 (Revised 2011), “Leases”, ISAK 16 “Service Concession Arrangements” and ISAK 22, “Service Concession Arrangements: Disclosures”, the following adjustments were made retrospectively to the interim consolidated financial statements for the six-month period ended June 30, 2012:

	June 30, 2012		June 30, 2012
	(Previously Reported)	Adjustments	(Restated)

REVENUES
Cellular	8,526,408	(106,031)	8,420,377
MIDI	1,371,312	(14,457)	1,356,855

EXPENSES
Cost of services	4,002,026	14,065	4,016,091
Depreciation and amortization	3,431,197	(24,496)	3,406,701
Marketing	499,737	(103,002)	396,735
Interest income	45,255	1,435	46,690
Financing cost	(970,219)	(10,240)	(980,459)
Others- net	34,773	(50,931)	(16,158)

INCOME TAX BENEFIT
Deferred	5,712	17,266	22,978

LOSS FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	(131,813)	(48,658)	(180,471)
Non-controlling interests	45,071	(868)	44,203

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of the assets or liabilities affected in future periods.

a.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in the interim consolidated financial statements:

•

Determination of functional currency

The currency of each of the entities under the Group is the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.

•

Leases

The Group has various lease agreements where the Group acts as lessee or lessor in respect of certain asset. The Group evaluates whether significant risks and rewards of ownership of the leased asset are transferred to the lessee or retained by the Group based on PSAK30 (Revised 2011), “Leases”, which requires the Group to make judgments and estimates of transfer of risks and rewards of ownership of leased asset.

Tower leases

For tower leases, the unit of account is considered at the level of the slot or site space because the lease is dependent on the use of a specific space in the tower where the Company places its equipment.

Licenses

In 2006, the Company was granted a license to use 2.1 GHz radio frequency spectrum (a 3G mobile communications technology - Note 1a) by the MOCIT. The Company was obliged to, among others, pay upfront fee and annual radio frequency fee for 10 years (Note 33j). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

In 2009, the Company received additional 3G license (Note 1a), and IMM was granted an operating license for “Packet Switched” local telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (“BWA”). The Company and IMM were obliged to, among others, pay upfront fee and annual radio frequency fee for 10 years (Note 33j). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

a.

Judgments (continued)

•

Leases (continued)

Licenses (continued)

Management believes, as supported by written confirmation from the DGPT, that the 3G and BWA licenses may be returned at any time without any financial obligation to pay the remaining outstanding annual radio frequency fees (i.e., the license arrangement does not transfer substantially all the risks and rewards incidental to ownership). Accordingly, the Company and IMM recognize the annual radio frequency fee as prepaid operating lease expense, amortized using the straight-line method over the term of the rights to operate the 3G and BWA licenses. Management evaluates its plan to continue to use the licenses on an annual basis.

•

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

•

Exchange of asset transactions

During 2010 to 2012, the Group entered into several contracts for exchanging of asset for certain of its existing cellular technical equipment with third party supplier. For the exchange of asset transactions, the Group evaluates whether the transactions contain commercial substance based on PSAK 16 (Revised 2011) “Property, Plant, and Equipment”, which requires the Group to make judgments and estimates of the future cash flow and the fair value of the asset received and given up as a result of the transactions. Management considers the exchange of asset transactions to have met the criteria of commercial substance; however, the fair value of neither the asset received nor the asset given up could be measured reliably, hence, their value was measured at the carrying amount of the asset given up plus cash consideration paid.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

a.

Judgments (continued)

•

Sale and leaseback transactions

The Group classifies leases into finance leases or operating leases in accordance with the accounting policies stated in Note 2j. Determining whether a lease transaction is a finance lease or an operating lease is a complex issue and requires substantial judgment as to whether the lease agreement transfers substantially all the risks and rewards of ownership to or from the Group. Careful and considered judgment is required on various complex aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether renewal options are included in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

The classification as a finance lease or operating lease determines whether the leased asset is capitalizable and recognized on the interim consolidated statement of financial position. In sale and leaseback transactions, the classification of the leaseback arrangements as described above determines how the gain or loss on the sale transaction is recognized. It is either deferred and amortized (finance lease) or recognized in the consolidated statement of comprehensive income immediately (operating lease).

•

Provision for legal contingency

The Group is currently involved in one significant legal proceeding(Note 33d). Management’s judgment of the probable cost for the resolution of the claim has been developed in consultation with the Company’s  counsels handling the defense in this matter and is based upon their analysis of potential result. Management currently does not believe this proceeding could materially reduce the Company’s revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in their judgment or effectiveness of their strategy relating to this proceeding.

•

Allowance for impairment of receivables

If there is objective evidence that an impairment loss has been incurred on trade receivables, the Group recognizes an allowance for impairment losses related to its trade receivables that are specifically identified as doubtful for collection.

In addition to specific allowance against individually significant receivables, the Group also assesses a collective impairment allowance against credit exposure of its debtors which are grouped based on common credit characteristics, and although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to debtors.

b.

Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below:

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

•

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in the interim consolidated statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair value. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. See Note 21 for further discussion.

•

Estimating useful lives of property and equipment and intangible assets

The Group estimates the useful lives of its property and equipment and intangible assets based on expected asset utilization as anchored on business plans and strategies that also consider expected future technological developments and market behavior. The estimation of the useful lives of property and equipment is based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives are reviewed at least each financial yearend and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above.

The amounts and timing of recorded expenses for any period are affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the Group’s property and equipment increases the recorded operating expenses and decreases non-current assets. An extension in the estimated useful lives of the Group’s property and equipment decreases the recorded operating expenses and increases non-current assets.

•

Goodwill and intangible assets

The interim consolidated financial statements reflect acquired businesses after the completion of the respective acquisition. The Company accounts for the acquired businesses using the acquisition method starting January 1, 2011 and the purchase method for prior year acquisitions, which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the interim consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect the Company’s financial performance.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

•

Recoverability of deferred tax assets

The Group reviews the carrying amounts of deferred tax assets at the end of each reporting period and reduces these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be utilized. The Group’s assessment on the recognition of deferred tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on the Group’s past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that the Group will generate sufficient taxable income to allow all or part of the deferred tax assets to be utilized.

•

Estimating allowance for impairment loss on receivables

The level of a specific allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, the Group uses judgment based on the best available facts and circumstances, including but not limited to, the length of the Group’s relationship with the customers and the customers’ credit status based on third-party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce the Group’s receivables to amounts that it expects to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

Any collective allowance recognized is based on historical loss experience using various factors such as historical performance of the debtors within the collective group and judgments on the effect of deterioration in the markets in which the debtors operate and identified structural weaknesses or deterioration in the cash flows of debtors.

•

Estimation of pension cost and other employee benefits

The cost of defined benefit plan and present value of the pension obligation are determined using the projected-unit-credit method. Actuarial valuation includes making various assumptions which consist of, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. Actual results that differ from the Group’s assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation or the fair value of plan assets at that date. Due to the complexity of the valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.

While the Group believes that its assumptions are reasonable and appropriate, significant differences in the Group’s actual experience or significant changes in its assumptions may materially affect the costs and obligations of pension and other long-term employee benefits. All assumptions are reviewed at each reporting date.

Further details about the assumptions used, including a sensitivity analysis, are presentedin Note 30.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

•

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. The recognition of the obligations requires an estimation of the cost to restore/dismantle on a per location basis and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.

•

Revenue recognition

The Group’s revenue recognition policies require making use of estimates and assumptions that may affect the reported amounts of revenues and receivables.

The Company’s agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by the Company. Initial recognition of revenues is based on observed traffic adjusted by normal experience adjustments, which historically are not material to the interim consolidated statement of comprehensive income. Differences between the amounts initially recognized and the actual settlements are taken up in the account upon reconciliation. However, there is no assurance that the use of such estimates will not result in material adjustments in future periods.

The Group recognizes revenues from installations and activation-related fees and the corresponding costs over the expected average periods of customer relationship for cellular, MIDI and fixed telecommunications services. The Group estimates the expected average period of customer relationship based on the most recent churn-rate analysis.

•

Uncertain tax exposure

In certain circumstances, the Group may not be able to determine the exact amount of its current or future tax liabilities due to ongoing investigations by, or discussions with, the taxation authority. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. In determining the amount to be recognized in respect of an uncertain tax liability, the Group applies similar considerations as it would use in determining the amount of a provision to be recognized in accordance with PSAK 57 (Revised 2009), “Provisions, Contingent Liabilities and Contingent Assets”. The Group makes an analysis of all tax positions related to income taxes to determine if a tax liability for uncertain tax benefit should be recognized.

As of June 30, 2013, the Company is subject to tax audit for fiscal year 2012.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011
Cash on hand
Rupiah	1,964	1,837	1,465
U.S.dollar (US$13)	-	-	115
	1,964	1,837	1,580
Cash in banks
Related parties (Note 31)
Rupiah
PT Bank Mandiri (Persero) Tbk ("Mandiri")	53,947	74,373	45,441
PT Bank Negara Indonesia (Persero) Tbk ("BNI")	3,938	1,279	3,022
PT Bank Pembangunan Daerah
Nusa Tenggara Timur	670	1,234	1,033
PT Bank Pembangunan Daerah Yogyakarta
("BPD - Yogyakarta")	538	685	1,473
PT Bank Pembangunan Daerah DKI Jakarta	471	2,996	1,110
PT Bank Pembangunan Daerah Sumatera Selatan	188	2,231	-
PT Bank Rakyat Indonesia (Persero) Tbk ("BRI")	181	1,178	1,409
PT Bank Tabungan Negara (Persero) Tbk ("BTN")	63	1,924	500
PT Bank Pembangunan Daerah Sumatera Utara	12	12	1,134
PT Bank Pembangunan Daerah Jawa Timur	6	1,326	743
Others (each below Rp1,000)	2,628	1,840	3,509
U.S. dollar
Mandiri (US$2,501 in 2013, US$2,746 in2012 and
US$3,793 in 2011)	24,837	26,557	34,397
Others (US$7 in 2013, US$8 in 2012 and
US$12 in 2011)	74	72	109
Third parties
Rupiah
PT Bank Central Asia Tbk ("BCA")	21,164	159,969	13,247
PT Bank CIMB Niaga Tbk ("CIMB Niaga")	15,912	17,678	4,828
Citibank N.A., Jakarta Branch ("Citibank")	1,884	3,429	52,768
HSBC	1,515	14,076	2,414

Others (each below Rp5,000)

           19,415

            11,163

             13,787

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

January 1,

2012 /

June 30,

December 31,

December 31,

2013

2012

2011

Cash in banks (continued)

Third parties (continued)

U.S. dollar

Citibank N.A., Singapore Branch

(US$5,705 in 2013, US$3,411 in 2012 and

US$5,256 in 2011)

56,641

32,983

47,660

Fortis Bank N.V., The Netherlands (US$3,632 in 2013,

US$5,258 in 2012 and US$6,220 in 2011)

36,063

50,846

56,405

Citibank (US$2,636 in 2013, US$801 in 2012 and

US$790 in 2011)

26,171

7,750

7,164

HSBC (US$283 in 2013, US$14 in 2012 and

US$151 in 2011)

2,806

132

1,369

CIMB Niaga (US$195 in 2013, US$25 in 2012 and

US$697 in 2011)

1,938

243

6,323

Deutsche Bank AG, Jakarta Branch (“DB”) (US$13 in 2013,

US$728 in 2012 and US$305 in 2011)

125

7,042

2,763

Others (US$25 in 2013, US$95 in 2012 and

US$87 in 2011)

243

914

791

271,430

421,932

303,399

Time deposits and deposits on call

Related parties (Note 31)

Rupiah

BTN

177,504

169,372

180,400

Mandiri

117,100

198,800

245,820

BNI

105,605

138,320

143,720

BRI

60,000

71,500

145,000

PT Bank BRI Syariah

35,500

47,500

7,500

PT Bank Jawa Barat Banten Syariah (“BJB Syariah”)

30,000

10,000

-

PT Bank Pembangunan Daerah Jawa Barat and

Banten Tbk (“BPD - Jawa Barat”)

28,500

34,850

24,850

Mandiri Syariah

14,000

34,000

35,000

PT Bank Pembangunan Daerah Sumatera Barat

(“BPD - Sumbar”)

10,000

10,000

-

BPD - Yogyakarta

1,000

1,000

1,000

PT Bank Pembangunan Daerah Sulawesi Selatan

(“BPD - Sulsel”)

1,000

-

-

U.S. dollar

Mandiri (US$2,401 in 2013, US$2,701 in 2012 and

US$3,040 in 2011)

23,840

26,119

27,566

BRI (US$60,000 in 2012 and US$5,000 in 2011)

-

580,200

45,340

PT Bank QNB Kesawan Tbk (US$10,000)

-

96,700

-

Mandiri Syariah (US$3,000)

-

-

27,204

BPD - Jawa Barat (US$75)

-

-

680

4.

CASH AND CASH EQUIVALENTS (continued)

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011
Time deposit and deposits on call (continued)
Third parties
Rupiah
PT Bank Tabungan Pensiunan Nasional Tbk	127,000	82,500	34,500
PT Bank Bukopin Tbk	92,000	88,500	27,500
PT Bank Syariah Muamalat Indonesia Tbk ("Muamalat")	73,800	96,800	249,894
CIMB Niaga (including CIMB Niaga Syariah)	59,000	4,000	55,000
DB	41,290	42,485	79,354
PT Bank Saudara Tbk
(previously PT Bank Himpunan Saudara 1906 Tbk)	39,000	48,000	32,100
PT Bank Mega Syariah	29,500	25,500	17,750
PT Bank Mega Tbk	13,350	27,250	5,000
PT Bank ICB Bumiputera Tbk	11,500	11,500	9,500
PT Bank Panin Tbk	10,000	-	-
BII (including BII Syariah)	9,000	13,500	12,500
PT Bank Danamon Indonesia Tbk	2,000	2,000	33,000
Citibank	-	50,000	-
BCA	-	-	200,000
PT Bank DBS Indonesia (“DBS”)	-	-	50,000
Others (each below Rp5,000)	1,100	2,100	3,100
U.S. dollar
DB (US$26,314 in 2013, US$19,752 in 2012 and
US$17,917 in 2011)	261,270	191,005	162,473
Permata Syariah (US$10,000 in 2013 andUS$ 15,000 in 2012)	99,290	145,050	-
Fortis Bank N.V., The Netherlands
(USD$4,190 in 2013 and US$3,790 in 2012)	41,603	36,166	-
CIMB Niaga (US$1,000 in 2013 and
US$50,000 in 2012)	9,929	483,500	-
DBS (US$55,000)	-	531,850	-
PT Bank UOB Buana Indonesia (US$15,000)	-	145,050	-
Standard Chartered (“Standchart”) (US$5,000)	-	48,350	-
Muamalat (US$7,000)	-	-	63,476
	1,524,681	3,493,467	1,919,227
Total	1,798,075	3,917,236	2,224,206

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 2.00% to 7.50% in 2013, from 2.00% to 9.50% in 2012 and from 2.50% to 9.75% in 2011, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.01% to 3.00% in 2013 and2012 and from 0.01% to 2.75% in 2011.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE

This account consists of the following:

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011

Related parties (Note 31)
Telkom (including US$274 in 2013, US$436
in 2012 and US$51 in 2011)	97,480	73,835	19,977
Others (including US$4,914 in 2013, US$7,318
in 2012 and US$8,085 in 2011)	811,198	543,447	345,373
Sub-total	908,678	617,282	365,350
Less allowance for impairment	27,022	42,632	47,107
Net	881,656	574,650	318,243
Third parties
Local companies (including US$25,296 in 2013,
US$24,583 in 2012 and US$16,593 in 2011)	808,232	902,013	791,178
Overseas international carriers (US$92,495
in 2013, US$79,275 in 2012 and
US$66,532 in 2011)	919,029	766,070	603,309
Post-paid subscribers from:
Cellular	282,719	297,721	254,565
Fixed telecommunications	50,750	20,263	22,345
Sub-total	2,060,730	1,986,067	1,671,397
Less allowance for impairment	410,907	521,998	489,544
Net	1,649,823	1,464,069	1,181,853
Total	2,531,479	2,038,719	1,500,096

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

The aging schedule of the accounts receivable - trade is as follows:

	June 30,		December 31,		January 1, 2012 /
	2013		2012		December 31, 2011
Number of		Percentage		Percentage		Percentage
Months Outstanding	Amount	(%)	Amount	(%)	Amount	(%)
Related parties
0 - 6 months	847,428	93.26	477,272	77.32	257,348	70.44
7 - 12 months	16,969	1.87	52,246	8.46	35,252	9.65
13 - 24 months	8,743	0.96	30,390	4.92	64,498	17.65
Over 24 months	35,538	3.91	57,374	9.30	8,252	2.26
Total	908,678	100.00	617,282	100.00	365,350	100.00

Third parties
0 - 6 months	1,115,239	54.12	1,036,438	52.19	945,410	56.56
7 - 12 months	247,068	11.99	235,844	11.87	208,218	12.46
13 - 24 months	323,161	15.68	259,715	13.08	255,648	15.30
Over 24 months	375,262	18.21	454,070	22.86	262,121	15.68
Total	2,060,730	100.00	1,986,067	100.00	1,671,397	100.00

The changes in the allowance for impairment of accounts receivable - trade are as follows:

		Related	Third
	Total	Parties	Parties
June 30, 2013 (Six Months)
Balance at beginning of period	564,630	42,632	521,998
Provision (reversal) - net (Note 27)	37,778	(8,316)	46,094
Net effect of foreign exchange adjustment	(9,825)	3,161	(12,986)
Write-offs	(154,654)	(10,455)	(144,199)
Balance at end of period	437,929	27,022	410,907

Individual impairment	100,904	22,968	77,936
Collective impairment	337,025	4,054	332,971
Total	437,929	27,022	410,907

Gross amount of receivables, individually impaired
before deducting any individually assessed
impairment allowance	313,966	97,041	216,925

December 31, 2012 (One Year)
Balance at beginning of year	536,651	47,107	489,544
Provision (reversal) - net	56,163	(6,567)	62,730
Net effect of foreign exchange adjustment	7,802	2,092	5,710
Write-offs	(35,986)	-	(35,986)
Balance at the end of year	564,630	42,632	521,998

Individual impairment	208,208	37,852	170,356
Collective impairment	356,422	4,780	351,642
Total	564,630	42,632	521,998

Gross amount of receivables, individually impaired,
before deducting any individually assessed
impairment allowance	341,363	111,124	230,239

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

		Related	Third
	Total	Parties	Parties
January 1, 2012 / December 31, 2011 (One Year)
Balance at beginning of year	496,110	47,640	448,470
Provision (reversal) - net	41,051	(1,509)	42,560
Net effect of foreign exchange adjustment	105	976	(871)
Write-offs	(615)	-	(615)
Balance at end of year	536,651	47,107	489,544

Individual impairment	189,486	44,086	145,400
Collective impairment	347,165	3,021	344,144
Total	536,651	47,107	489,544

Gross amount of receivables, individually impaired,
before deducting any individually assessed
impairment allowance	309,556	117,572	191,984

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Loss (Gain)on Foreign Exchange - Net”.

There are no significant concentrations of credit risk.

Management believes the established allowance is sufficient to cover impairment losses from uncollectible trade accounts receivable.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

6.

PREPAID TAXES

This account consists of the following:

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011

Value added tax - net	410,604	124,642	29,677
Claims for tax refund	178,295	167,216	-
Others	15,418	2,485	1,018
Total	604,317	294,343	30,695

On May 5, 2011, the Company submitted an appeal letter to the Tax Court concerning the Company’s request for cancellation of Tax Collection Letters (“STPs”) for the underpayment of the Company’s 2008 and 2009 income tax article 26 totalling Rp80,018 (including interest). On July 30, 2012, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal concerning these STPs. On September 11, 2012, the Company submitted a request for restitution to the Tax Office to transfer the tax overpayment related to these STPs. On December 26, 2012, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated July 30, 2012 for the underpayment of the Company’s 2008 and 2009 income tax article 26. On February 6, 2013, the Company submitted a Counter-Memorandum Requestingfor a Reconsiderationto the Supreme Court. As of July 25, 2013, the restitution has not yet been received.

On October 12, 2010, the Company submitted appeal letters to the Tax Court concerning the Company’s objection to the correction of Satelindo’s 2002 and 2003 income tax article 26. On November 6, 2012, the Company received the Decision Letter from the Tax Court which accepted the Company’s appeal on Satelindo’s 2002 and 2003 income tax article 26 amounting to Rp87,198, which is lower than the amount recognized by the Company in its financial statements. The Company accepted the correction amounting to Rp4,655, which was charged to current operations as part of “Expenses - Others - Net”. On January 28, 2013, the Company received the restitution.

On June 26, 2013, the Company received the assessment letter on tax overpayment (“SKPLB”) from the Directorate General of Taxation (“DGT”) for the Company’s 2011 corporate income tax amounting to Rp97,600, which is the same amount recognized by the Company in its financial statements. Based on this SKPLB, the tax loss carryforward was reduced by Rp409,921. As of July 25, 2013, the Company has not yet received the approved tax refund and plans to submit an objection letter to the Tax Office regarding this correction.

7.

OTHER CURRENT FINANCIAL ASSETS - NET

This account consists of the following:

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011

Short-term investment*	-	25,395	25,395
Less allowance for impairment	-	25,395	25,395
Net	-	-	-

Restricted cash and cash equivalents (including
US$301 in 2013, US$231 in 2012 and
US$168 in 2011)	6,156	5,483	18,830
Others (including US$1 in 2013, US$257 in 2012 and
US$10 in 2011)	4,864	7,899	5,960
Total	11,020	13,382	24,790

* The Company wrote off the short-term investment in mutual funds in PT Jakarta Asset Management in April 2013 based on the approval dated April 16, 2013 from theBoard of Commissioners.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	June 30, 2013 (Six-months)
	Balance				Balance
	at Beginning	Transactions during the Period			at End
	of Period	Additions	Derecognitions	Reclasifications	of Period
Cost
Direct ownership
Landrights	545,499	1,573	-	-	547,072
Buildings	871,174	1,298	-	-	872,472
Information technology equipment	3,649,793	-	(5,105)	350,864	3,995,552
Office equipment	1,213,413	12,883	(7,374)	43	1,218,965
Building and leasehold
improvements	10,413,096	-	(23,554)	255,255	10,644,797
Vehicles	22,637	-	(2,531)	-	20,106
Cellular technical equipment	39,953,889	57,069	(146,329)	2,274,353	42,138,982
Transmission and cross-
connection equipment	21,164,810	64,119	(197,438)	824,471	21,855,962
FWA technical equipment	1,345,306	-	-	-	1,345,306
Operation and maintenance
center and measurement unit	1,478,308	-	-	5,771	1,484,079
Fixed access network
equipment	1,190,936	-	-	1,188	1,192,124
Properties under
construction and
installation	2,966,461	4,615,864	-	(3,711,945)	3,870,380

Assets under finance lease
Building and leasehold
improvements (Note 2j)	3,551,653	151,073	-	-	3,702,726
Information technology equipment	50,670	-	-	-	50,670
Total	88,417,645	4,903,879	(382,331)	-	92,939,193

Accumulated Depreciation
Direct ownership
Buildings	365,694	8,780	-	-	374,474
Information technology
equipment	3,039,529	173,069	(5,105)	-	3,207,493
Office equipment	977,644	20,998	(7,374)	-	991,268
Building and leasehold
improvements	5,296,960	400,241	(23,554)	-	5,673,647
Vehicles	19,154	638	(2,357)	-	17,435
Cellular technical equipment	21,851,774	2,382,646	(89,261)	-	24,145,159
Transmission and cross-
connection equipment	11,231,139	953,708	(56,214)	-	12,128,633
FWA technical equipment	931,908	74,523	-	-	1,006,431
Operation and maintenance
center and measurement unit	1,301,739	34,073	-	-	1,335,812
Fixed access network equipment	975,151	28,527	-	-	1,003,678

Assets under finance lease
Building and leasehold
improvements (Note 2j)	363,549	213,907	-	-	577,456
Total	46,354,241	4,291,110	(183,865)	-	50,461,486
Less Impairment in Value	98,611	-	-	-	98,611
Net Book Value	41,964,793				42,379,096

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

	December 31, 2012 (One Year)
	Balance				Balance
	at Beginning	Transactions during the Year			at End
	of Year	Additions	Derecognitions	Reclasifications	of Year
Cost
Direct ownership
Landrights	543,062	2,437	-	-	545,499
Buildings	867,712	-	-	3,462	871,174
Information technology equipment	3,395,355	66	-	254,372	3,649,793
Office equipment	1,242,130	7,958	(36,963)	288	1,213,413
Building and leasehold
improvements	12,213,728	-	(2,386,031)	585,399	10,413,096
Vehicles	23,794	2,597	(3,754)	-	22,637
Cellular technical equipment	37,413,004	273,665	(585,293)	2,852,513	39,953,889
Transmission and cross -
connection equipment	19,684,883	186,914	(77)	1,293,090	21,164,810
FWA technical equipment	1,345,306	-	-	-	1,345,306
Operation and maintenance
center and measurement unit	1,452,593	-	-	25,715	1,478,308
Fixed access network
equipment	1,167,401	-	-	23,535	1,190,936
Properties under
construction and
installation	2,808,976	5,195,859*	-	(5,038,374)	2,966,461

Assets under finance lease
Building and leasehold
improvements (Note 2j)	898,293	2,653,360	-	-	3,551,653
Information technology equipment	-	50,670	-	-	50,670
Total	83,056,237	8,373,526	(3,012,118)	-	88,417,645

Accumulated Depreciation
Direct ownership
Buildings	348,244	17,450	-	-	365,694
Information technology
equipment	2,718,609	320,920	-	-	3,039,529
Office equipment	972,372	41,868	(36,596)	-	977,644
Building and leasehold
improvements	5,443,328	856,369	(1,002,737)	-	5,296,960
Vehicles	20,431	1,977	(3,254)	-	19,154
Cellular technical equipment	17,535,524	4,627,878	(311,628)	-	21,851,774
Transmission and cross-
connection equipment	9,479,255	1,751,961	(77)	-	11,231,139
FWA technical equipment	657,696	274,212	-	-	931,908
Operation and maintenance
center and measurement unit	1,219,365	82,374	-	-	1,301,739
Fixed access network equipment	909,355	65,796	-	-	975,151

Assets under finance lease
Building and leasehold
improvements (Note 2j)	147,749	215,800	-	-	363,549
Total	39,451,928	8,256,605	(1,354,292)	-	46,354,241
Less Impairment in Value	98,611	-	-	-	98,611
Net Book Value	43,505,698				41,964,793

*including additional property and equipment purchased from Lintasarta amounting to Rp1,345 (net of intercompany profit of Rp384)

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

	January 1, 2012 / December 31, 2011 (One Year)
	Balance				Balance
	at Beginning	Transactions during the Year			at End
	of Year	Additions	Derecognitions	Reclasifications	of Year
Cost
Direct ownership
Landrights	541,087	-	-	1,975	543,062
Buildings	814,191	2,518	-	51,003	867,712
Information technology equipment	3,046,084	16	(42,816)	392,071	3,395,355
Office equipment	1,239,609	37,596	(37,171)	2,096	1,242,130
Building and leasehold
improvements	11,974,442	-	(101,426)	340,712	12,213,728
Vehicles	24,700	160	(1,066)	-	23,794
Cellular technical equipment	34,850,044	400,956	(1,709,433)	3,871,437	37,413,004
Transmission and cross -
connection equipment	18,287,587	114,475	(90,488)	1,373,309	19,684,883
FWA technical equipment	1,345,157	-	-	149	1,345,306
Operation and maintenance
center and measurement unit	1,355,263	-	(22)	97,352	1,452,593
Fixed access network
equipment	1,126,614	-	-	40,787	1,167,401
Properties under
construction and
installation	3,461,884	5,517,983*	-	(6,170,891)	2,808,976

Assets under finance lease
Building and leasehold
improvements (Note 2j)	471,051	427,242	-	-	898,293
Total	78,537,713	6,500,946	(1,982,422)	-	83,056,237

Accumulated Depreciation
Direct ownership
Buildings	313,721	34,523	-	-	348,244
Information technology equipment	2,349,288	412,137	(42,816)	-	2,718,609
Office equipment	958,324	51,219	(37,171)	-	972,372
Building and leasehold improvements	4,694,662	850,015	(101,349)	-	5,443,328
Vehicles	18,646	2,852	(1,067)	-	20,431
Cellular technical equipment	15,488,516	3,250,203	(1,203,195)	-	17,535,524
Transmission and cross-
connection equipment	8,032,100	1,527,191	(80,036)	-	9,479,255
FWA technical equipment	534,842	122,854	-	-	657,696
Operation and maintenance
center and measurement unit	1,093,598	125,789	(22)	-	1,219,365
Fixed access network equipment	842,092	67,263	-	-	909,355

Assets under finance lease
Building and leasehold
improvements (Note 2j)	51,277	96,472	-	-	147,749
Total	34,377,066	6,540,518	(1,465,656)	-	39,451,928
Less Impairment in Value	98,611	-	-	-	98,611
Net Book Value	44,062,036				43,505,698

*including additional property and equipment purchased from Lintasarta amounting to Rp88,371 (net of intercompany profit of Rp27,578)

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

Submarine cables (presented as part of transmission and cross-connection equipment) represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

Depreciation expense charged to profit or loss amounted to Rp4,291,110 and Rp3,397,991 for the six-month periods ended June 30, 2013 and 2012, respectively.

Management believes that there is no impairment in asset value or recovery of the impairment reserve as contemplated in PSAK 48 (Revised 2009) for the current period.

As of June 30, 2013, the Group has no property and equipment pledged as collateral to any credit facilities.

As of June 30, 2013, the Group insured its property and equipment (except submarine cables and landrights) for US$242,914 and Rp35,502,526 including insurance amounting to US$117,700 on the Company‘s satellite. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

As of June 30, 2013, the Group has property and equipment with total cost amounting to Rp4,609,503, which have been fully depreciated but are still being used.

As of June 30, 2013, the fair value of the Group’s property and equipment determined under the income approach amounted to Rp77,592,149.

The details of the Group’s properties under construction and installation as of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 are as follows:

	Percentage of		Estimated Date
	Completion	Cost	of Completion

June 30, 2013
Cellular technical equipment	1 - 99	3,299,006	July - December 2013
Building and leasehold improvement	9 - 95	396,582	July - October 2013
Buiding	63	75,346	March 2014
Information technology equipment	10 - 98	59,706	July - December 2013
Others	30 - 95	39,740	July - September 2013
Total		3,870,380

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

	Percentage of		Estimated Date
	Completion	Cost	of Completion

December 31, 2012
Cellular technical equipment	9 - 99	1,944,855	January - March 2013
Transmission and cross-connection equipment	7 - 99	491,131	January - March 2013
Building and leasehold improvement	10 - 96	279,435	January - March 2013
Information technology equipment	18 - 95	202,740	January - September 2013
Others	30 - 80	48,300	January - December 2013
Total		2,966,461

January 1, 2012 / December 31, 2011
Cellular technical equipment	17 - 90	1,775,032	January - June 2012
Transmission and cross-connection equipment	18 - 98	799,321	January - June 2012
Building and leasehold improvement	20 - 95	141,022	January - June 2012
Information technology equipment	40 - 80	91,182	January 2012 - January 2013
Others	40 - 90	2,419	January - September 2012
Total		2,808,976

There are no borrowing costs capitalized to properties under construction and installation for the six-month periods ended June 30, 2013 and 2012.

For the six-month period ended June 30, 2013 and years ended December 31, 2012 and
2011, exchanges and sales of certain property and equipment were made as follows:

January 1,

2012 /

June 30,

December 31,

December 31,

2013

2012

2011

(Six Months)

(One Year)

(One Year)

Exchanges of Assets

Kalimantan Project

Carrying amount of assets received

-

-

400,956

Carrying amount of assets given up

-

-

(400,956

)

Sumatra and Java Project (Note 33f)

Carrying amount of assets received

57,069

273,665

115,734

Carrying amount of assets given up

(57,069)

(273,665

)

(115,734

)

Sales of 2,500 Towers (Note 29)

Proceeds

                          -

3,870,600

-

Net book value

                          -

(1,372,674

)

-

Excess of selling price over carrying amount

-

2,497,926

-

Deferred gain

-

(1,318,923)

-

Recognized gain

-

1,179,003

-

Outright Sales of Assets Being Leased

Fair value of assets being leased

196,464

-

-

Net book value

(141,223)

-

-

Gain

55,241

-

-

Sales of Assets

Proceeds

2,615

7,215

6,708

Net book value

(174

)

 (11,487

)

(76

)

Gain

57,682

1,174,731

6,632

8.

PROPERTY AND EQUIPMENT (continued)

In the above exchange of asset transactions, the fair values of neither the assets received nor the assets given up could be measured reliably, hence, their values were measured at the carrying amounts of the assets given up plus cash consideration.

On January 28, 2013, the Company and PT Link Net (Link Net) entered into an agreement, whereby the Company agreed to grant Link Net anIndefeasible Right of Use (“IRU”) for a pair of fiber optics in the Company’s Jakarta-Batam-Singapore (JAKABARE) submarine cable network for a non-cancellable period of 12 years starting on January 1, 2013 to December 31, 2024. Link Net agreed to pay the Company upfront the amount of US$20,300 for the 12-year period right to use the pair of fiber optics (from the total capacity fiber optics of 4 pairs of JAKABARE submarine cable). The payment will be done in several installments until October 30, 2013. In April and May 2013, the Company received the first and second installments totallingUS$12,000 (equivalent with Rp114,261). As of June 30, 2013, the outstanding receivable amounting to US$8,300 (equivalent with Rp82,411) from Link Net is presented as part of “AccountsReceivable - Others”.

9.

GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in goodwill and other intangible assets, including non-integrated software, for the six-month period ended June 30, 2013 and years ended December 31, 2012 and 2011 are as follows:

	Non-integrated	Other intangible
	software	assets	Goodwill	Total
Cost
At January 1, 2011	275,629	597,448	2,944,362	3,817,439
Additions	10,340	112	-	10,452
At December 31, 2011	285,969	597,560	2,944,362	3,827,891
Additions	23,055	18	-	23,073
At December 31, 2012	309,024	597,578	2,944,362	3,850,964
Additions	1,849	14	-	1,863
At June 30, 2013	310,873	597,592	2,944,362	3,852,827

Accumulated Amortization
At January 1, 2011	225,952	597,448	1,619,979	2,443,379
Amortization	17,608	51	-	17,659
At December 31, 2011	243,560	597,499	1,619,979	2,461,038
Amortization	16,210	9	-	16,219
At December 31, 2012	259,770	597,508	1,619,979	2,477,257
Amortization	8,867	5	-	8,872
At June 30, 2013	268,637	597,513	1,619,979	2,486,129

Net Book Value
At December 31, 2011	42,409	61	1,324,383	1,366,853
At December 31, 2012	49,254	70	1,324,383	1,373,707
At June 30, 2013	42,236	79	1,324,383	1,366,698

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005, in SMT in 2008 and in LMD in 2010.

9.

GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Spectrum license

222,922

Customer base

- Post-paid

154,220

- Prepaid

73,128

Brand

147,178

Total

597,448

Goodwill acquired through business combination has been allocated to the cellular business unit, which is also considered as one of the Group’s operating segments.

Goodwill is tested for impairment annually (as at December 31) and when circumstances indicate the carrying value may be impaired. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As of December 31, 2012, the market capitalization of the Company was above the book value of its equity. The recoverable amount of the cellular business unit has been determined based on fair values less cost to sell (“FVLCTS”) calculation that uses the Income Approach (a Discounted Cash Flows Method) and the Market Approach (a Guideline Public Company Method).

Key assumptions used in the FVLCTS calculation at December 31, 2012:

Discount rates - The Company has chosen to use weighted average cost of capital (“WACC”) as the discount rate for the discounted cash flow. The estimated WACC applied in determining the recoverable amount of the cellular business unit is between 11% and 12%.

Compounded Annual Growth Rate (“CAGR”) - The CAGR projection for the 5-year budget period of the cellular business unit’s revenue based on the market analysts’ forecast is between 5.6% and 7.8%.

Cost to Sell - As the recoverable amount of the cellular business unit is determined using FVLCTS, the estimated cost to sell the business is based on a certain percentage of the equity value. The estimated cost to sell used for this calculation is at approximately 1.0% of the enterprise value.

The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As of June 30, 2013, the market capitalization of the Company was above the book value of its equity. As a result, management does not perform an impairment calculation as of June 30, 2013.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

10.

LONG-TERM PREPAID RENTALS - NET OF CURRENT PORTION

This account represents mainly the long-term portion of prepaid rentals on sites and towers.

11.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the purchase and construction/ installation of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction/installation of the property and equipment has reached a certain percentage of completion.

12.  OTHER NON-CURRENT FINANCIAL ASSETS - NET

This account consists of the following:

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011
Other long-term investments	1,363,404	1,483,317	116,307
Less allowance for impairment	113,577	113,577	113,577
Net	1,249,827	1,369,740	2,730
Restricted cash and cash equivalents
(including US$112 in 2013, US$140 in 2012 and
US$290 in 2011)	63,834	83,232	50,826
Employee loans receivable	9,658	11,025	13,515
Others (including US$1,299 in 2013, US$1,010
in 2012 and US$1,288 in 2011)	51,031	79,143	145,199
Sub-total	124,523	173,400	209,540
Total	1,374,350	1,543,140	212,270

Other long-term investments - net consist of the following:

a.

Investment in shares of stock classified asavailable-for-sale:

June 30, 2013

					Unrealized
			Ownership		changes in fair	Carrying
	Location	Principal Activity	(%)	Cost	value	Value
PT Tower Bersama Infrastructure Tbk (“Tower Bersama”) (Note 29)	Indonesia	Telecommunication infrastructure service	5.00	977,292	269,805	1,247,097

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

12.  OTHER NON-CURRENT FINANCIAL ASSETS - NET (continued)

a.

Investments in shares of stock classified as available for sale (continued):

December 31, 2012

					Unrealized
			Ownership		changes in fair	Carrying
	Location	Principal Activity	(%)	Cost	value	Value
Tower Bersama (Note 29)	Indonesia	Telecommunication infrastructure service	5.00	977,292	389,718	1,367,010

On August 2, 2012, the Company received 5% ownership in Tower Bersama as part of its compensation from sale and leaseback transaction of telecommunication towers (Note 29).

b.

Investments in shares of stock accounted under the cost method:

June 30, 2013
			Ownership	Cost/Carrying
	Location	Principal Activity	(%)	Value
PT First Media Tbk	Indonesia	Cable television and internet network service provider
			1.07	50,000
Pendrell Corporation
[previously ICO Global
Communication
(Holdings) Limited*]	United States of America	Satelite service	0.0065	49,977
Asean Cableship Pte. Ltd.		Repairs and maintenance of submarine cables
(“ACPL”)	Singapore		16.67	1,265
Others			12.80 - 18.89	14,966
Total				116,208
Less allowance for impairment				113,577
Net				2,631

December 31, 2012 and January 1, 2012/December31, 2011
PT First Media Tbk	Indonesia	Cable television and internet network service provider
			1.07	50,000
Pendrell Corporation*	United States of America	Satelite service	0.0067	49,977
ACPL	Singapore	Repairs and maintenance of submarine cables
			16.67	1,265
Others			12.80 - 18.89	14,966
Total				116,208
Less allowance for impairment				113,577
Net				2,631

*

On March 15, 2011, the Company’s ownership in ICO Global Communication (Holdings) Limited was diluted from  0.0087% to 0.0068% since the Company did not exercise its right in relation to a rights issue conducted by ICO Global Communication (Holdings) Limited. On July 21, 2011, ICO Global Communication changed its name to Pendrell Corporation. Furthermore, as of June 30, 2013, the Company’s ownership in Pendrell has been diluted to 0.0065%.

The Company has provided allowance for impairment of its investments in shares of stock accounted for under the cost method amounting to Rp113,577 as of June 30, 2013, December 31, 2012, and January 1, 2012 / December 31, 2011, which the Company believes is adequate to cover impairment losses on the investments.

c.

Equity securities from BNI of Rp89 and Telkom of Rp10 are both available for sale as of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

13.

OTHER NON-CURRENT ASSETS - NET

As of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, this account consists of the following:

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011
Investment in an associated company (i)	57,174	57,174	56,300
Less allowance for impairment	56,300	56,300	56,300
Net	874	874	-
Claims for tax refund
Corporate income tax
Current period / year (Note 16)	148,522	162,647	181,717
Previous years (ii)	313,083	248,509	333,217
VAT and others (iii)	343,605	339,995	351,909
	805,210	751,151	866,843
Others	20,215	2,473	5,593
Total	826,299	754,498	872,436

(i)

Investment in an associated company - accounted under the equity method

June 30, 2013 and December31, 2012

	Location	Principal Activity	Ownership (%)	Cost	Accumulated Equity in Undistributed Net Loss	Carrying Value
PT Citra Bakti Indonesia	Indonesia	Certified service company for chip-based ATM/debit card and related devices and infrastructures	33.33	1,000	126	874

(ii)

The claims for tax refund with respect to corporate income tax for previous years include the following:

•

Satelindo’s 2002 corporate income tax

On October 14, 2010, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 (including penalties and interest). On June 25, 2012, the Company received the Decision Letter from the Tax Court which declined the Company’s appeal on Satelindo’s corporate income tax for fiscal year 2002. The Company charged the related claim for tax refund amounting to Rp103,163 to current operations as part of “Income Tax Expense - Current” (Note 16).

13.

OTHER NON-CURRENT ASSETS - NET (continued)

(ii)

The claims for tax refund with respect to corporate income tax for previous years include the following (continued):

•

The Company’s and IMM’s 2009 corporate income tax

On April 21, 2011, the Company received SKPLB from the DGT for the Company’s 2009 corporate income tax amounting to Rp29,272, which is lower than the amount recognized by the Company in its financial statements. The Company accepted a part of the corrections amounting to Rp836, which was charged to current operations. On May 31, 2011, the Company received the tax refund of its claim for 2009 corporate income tax amounting to Rp23,695, after being offset with the accepted amount of tax correction of VAT for the period January - December 2009 (iii). On July 20, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s 2009 corporate income tax amounting to Rp65,570. On June 29, 2012, the Company received the Decision Letter from the DGT which declined the Company’s objection. On September 21, 2012, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on corporate income tax for fiscal year 2009. As of July 25, 2013, the Company has not received any decision from the Tax Court on such appeal.

On April 25, 2011, IMM received SKPLB from the Tax Office for IMM’s 2009 corporate income tax amounting to Rp34,950, which is lower than the amount recognized by IMM in its financial statements. IMM charged the unapproved 2009 claim for tax refund amounting to Rp597 to current operations. On the same date, IMM also received the assessment letters on tax underpayment (“SKPKBs”) for IMM’s 2009 income tax articles 21, 23 and 26 and VAT totalling Rp4,512 (including penalties and interest). On May 26, 2011, IMM received the refund of its claim for 2009 corporate income tax amounting to Rp30,438, after being offset with above underpayment of IMM’s 2009 income tax articles 21, 23 and 26 and VAT.

•

The Company’s 2006 corporate income tax

On April 26, 2011, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal on the remaining correction of the 2006 corporate income tax. On June 21, 2011, the Company received the tax refund amounting to Rp82,626. On August 22, 2011, the Company received a copy of a Memorandum Requestingfor Reconsideration (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated April 26, 2011 for the 2006 corporate income tax. On September 21, 2011, the Company submitted a Counter-Memorandum Requesting for Reconsideration to the Supreme Court. As of July 25, 2013, the Company has not received any decision from the Supreme Court on such request.

•

The Company’s and IMM’s 2010 corporate income tax

On April 26, 2012, IMM received SKPLB from the Tax Office for IMM’s 2010 corporate income tax amounting to Rp68,657, which is lower than the amount recognized by IMM in its financial statements. IMM charged the unapproved 2010 claim for tax refund amounting to Rp6,422 to current operations as part of current income tax expense (Note 16). On the same date, IMM also received SKPKBs for its 2010 income tax articles 21, 23 and 26 and VAT totalling Rp11,132 (including penalties and interest). On June 22, 2012, IMM received the refund of its claim for 2010 corporate income tax amounting to Rp57,525, after being offset with above underpayment of its 2010 income tax articles 21, 23 and 26 and VAT.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

13.

OTHER NON-CURRENT ASSETS - NET (continued)

(ii)

The claims for tax refund with respect to corporate income tax for previous years include the following (continued):

•

The Company’s and IMM’s 2010 corporate income tax(continued)

On July 3, 2012, the Company received SKPLB from the DGT for the Company’s 2010 corporate income tax amounting to Rp89,381, which is lower than the amount recognized by the Company in its financial statements. The Company accepted all of the corrections amounting to Rp61, which were charged to current operations. On August 24, 2012, the Company received the tax refund of its claim for 2010 corporate income tax amounting to Rp89,381. Based on this SKPLB, the tax loss carryforward was adjusted to become Rp1,040,083, which is lower than the amount recognized by the Company in its financial statements. The Company accepted all of the corrections amounting to Rp101,978.

(iii)

The claims for tax refund with respect to VAT and others include the following:

•

The Company’s 2009 and 2010 VAT

On April 21, 2011, the Company received SKPKB from the DGT for the Company’s VAT for the period January - December 2009 totalling Rp182,800 (including penalties). The Company accepted a part of the corrections amounting to Rp4,160 which was charged to current operations (Note 13). On July 15, 2011, the Company paid the remaining underpayment amounting to Rp178,640 of the VAT for the period January - December 2009. On July 19, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s VAT for the period January - December 2009. On June 4, 2012, the Company received the decision letter from the DGT that declined the Company’s objection and, based on its audit, the DGT charged the Company for additional underpayment for the period January, March, April, June, August - December 2009 totalling Rp57,166 and overpayment for the period February, May and July 2009 totalling Rp4,027. On July 4, 2012, the Company paid the additional underpayment amounting to Rp57,166. On August 24 and August 31, 2012, the Company received the overpayment totalling Rp4,027. On September 3, 2012, the Company submitted an appeal letter to the Tax Court regarding the remaining correction on the Company’s VAT for the period January - December 2009. As of July 25, 2013, the Company has not received any decision from the Tax Court on such appeal.

On July 3, 2012, the Company received SKPLB from the DGT for the Company’s VAT for the period March 2010 amounting to Rp28,545, which is lower than the amount recognized by the Company in its financial statements, and SKPKBs for the Company’s VAT for the period January, February and April - December 2010 totalling Rp98,011 (including penalties). On August 2, 2012, the Company paid the underpayment amounting to Rp98,011. On August 24, 2012, the Company received the overpayment amounting to Rp28,545 from the DGT. On October 1 and 2, 2012, the Company submitted objection letters to the Tax Office regarding SKPLB and SKPKBs on the Company’s VAT for the period January - December 2010 totalling Rp106,619. As of July 25, 2013, the Company has not received any decision from the Tax Office on such objections.

•

As of January 1, 2012 / December 31, 2011, this account included the claims for tax refund from the Company’s 2008 and 2009 income tax article 26 and Satelindo’s 2002 and 2003 income tax article 26 which were reclassified to “Prepaid Taxes” as of December 31, 2012 (Note 6).

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

14. SHORT-TERM BANK LOAN

The balance of this account amounting to Rp949,689, Rp299,529 and Rp1,499,256 (net of unamortized loan issuance cost of Rp311, Rp471 and Rp744, respectively) as of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, respectively, represents unsecured facility drawdowns from Mandiri, a related party (Note 31).

On June 21, 2011, the Company entered into a revolving time loan facility agreement with Mandiri covering a maximum amount of Rp1,000,000 to finance the Company’s operational working capital, capital expenditure and/or refinancing requirements. This facility is available from June 21, 2011 to June 20, 2014 and drawdowns bear interest at 1-month Jakarta Inter-Bank Offered Rate (“JIBOR”) plus 1.4% per annum. Each drawdown matures 3 months from the drawdown date and can be extended for further 3-month periods by submitting a written request for such extension to Mandiri.

Subsequently, on December 5, 2011, the Company entered into an amendment of this agreement to cover the increase of the facility amount up to Rp1,500,000 and the change of the interest rate to         1-month JIBOR plus 1.25% per annum (Note 39f).

On August 2 and December 14, 2011, March 28 and June 21, December 12 and 26, 2012,April 5 and June 4, 2013, the Company made several drawdowns to this loan facility totaling Rp2,950,000 (Note 39j).

On February 2, May 14, June 29, July 5, August 2, 2012 and January 15, 2013, the Company repaid the drawdowns made previously totalling Rp2,000,000.

Voluntary early repayment is permitted subject to 3 days’ prior written notice. The Company may early repay the whole or any part of the loan.

Based on the facility agreement, the Company is required to comply with certain covenants such as maintaining financial ratios. As of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, the Company has complied with all the financial ratios required to be maintained under the loan agreement.

The amortization of the loan issuance cost for the six-month periods ended June 30, 2013 and 2012 amounted to Rp160 and Rp156, respectively (Note 28).

15.

PROCUREMENT PAYABLE

This account consists of amounts due for capital and operating expenditures procured from the following:

			January 1,
			2011 /
	June 30,	December 31,	December 31,
	2013	2012	2011
Related parties (Note 31) (including US$17
in 2013, US$78 in 2012 and US$114 in 2011)	29,417	43,783	36,073
Third parties (including US$182,770 in 2013,
US$141,024 in 2012 and US$220,674 in 2011)	2,726,164	2,694,067	3,439,789
Total	2,755,581	2,737,850	3,475,862

The billed amount of procurement payable amounted to Rp1,116,416, Rp531,799 and Rp555,065 as of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, respectively. The unbilled amount of procurement payable amounted to Rp1,639,165, Rp2,206,051 and Rp2,920,797 as of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, respectively.

16.

TAXES PAYABLE

This account consists of the following:

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011
Estimated corporate income tax payable,
less tax prepayments of Rp52,455 in 2013,
Rp97,715 in 2012 and Rp106,874 in 2011	3,399	26,137	13,330
Income tax:
Article 4(2)	20,428	16,676	10,624
Article 21	20,014	25,661	15,366
Article 23	6,350	9,942	4,107
Article 25	9,139	7,888	14,964
Article 26	17,877	8,962	18,863
Article 29	2,409	-	-
VAT - net	888	317	13,765
Others	111	16	187
Total	80,615	95,599	91,206

The reconciliation between loss before income tax and estimated taxable income (tax loss) of the Company for the six-monthperiod ended June 30, 2013 and 2012 is as follows:

	2013	2012
Loss before income tax per interim consolidated statement of
comprehensive income	(209,754)	(63,177)
Company’s equity in Subsidiaries’ profit before income tax and reversal of
inter-company consolidation eliminations	(129,998)	(105,290)
Loss before income tax of the Company	(339,752)	(168,467)
Positive adjustments
Depreciation - net	1,023,596	-
Charges from leasing transactions	133,002	26,503
Accrual of employee benefits - net	59,559	56,632
Employee benefit	31,484	26,057
Provision for termination, gratuity and compensation benefits
of employees	24,385	23,483
Gain on sale and exchange of property and equipment	20,818	52,119
Amortization of long-term prepaid licenses	8,139	1,717
Assessments for income taxes and VAT (including penalties)	6,074	-
Donations	3,996	4,730
Net periodic pension cost	434	-
Representation and entertainment	333	666
Interest compensation on the overpayment of 2004
corporate income tax	-	60,674
Write-off of accounts receivable	-	59,732
Amortization of debt and bonds issuance costs,
consent solicitation fees and discount (Notes 18 and 19)	-	23,468
Others	44,063	31,749

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16.

TAXES PAYABLE (continued)

The reconciliation between loss before income tax and estimated taxable income (tax loss) of the Company for the six-monthperiod ended June 30, 2013 and 2012 is as follows (continued):

Negative adjustments
Provision for impairment ofreceivables - net	(132,599)	-
Equity in net income of investees	(98,585)	(102,995)
Amortization of deferred gain on tower sale-net, already subjected to final tax (Note 29)	(70,525)	-
Amortization of other intangible assets	(64,443)	(75,317)
Gain on outright sale of assets being leased (Note 8)	(55,241))	-
Interest income already subjected to final tax	(26,577)	(14,936)
Write-off of short-term investments (Note 7)	(25,395)	-
Amortization of debt and bonds issuance costs,
consent solicitation fees and discount (Notes 18 and 19)	(19,616)	-
Depreciation - net	-	(28,336)
Net periodic pension cost	-	(3,181)
Others	-	(1,493)
Estimated taxable income (tax loss) of the Company - current period	523,150	(27,195)
Tax losses carryforward at beginning of period	(923,209)	(1,408,985)
Tax losses carryforward at end of period	(400,059)	(1,436,180)

The computation of theincome tax expense (benefit) - net for the six-month period ended June 30, 2013 and 2012 is as follows:

	2013	2012
Income tax expense (benefit) - current (at statutory tax rates)
Company
Income tax expense - current	-	-
Tax expense from tax correction on Satelindo's corporate income tax
for fiscal year 2002 (Note 13)	-	103,163
Interest compensation on the overpayment of 2004 corporate
income tax	-	(60,674)
Subsidiaries
Income tax expense - current	55,854	47,158
Tax expense from tax correction on IMM's corporate income tax
for fiscal year 2010 (Note 13)	-	6,422
Income tax expense - current - net	55,854	96,069
Income tax expense (benefit) - deferred - effect
of temporary differences at applicable tax rate
Company
Utilization of tax lossescarryforward(tax loss)	130,787	(6,799)
Write-off of accounts receivable (provision for impairment of receivables) - net	33,150	(14,933)
Equity in net income of investees	24,210	19,435
Amortization of other intangible assets	16,111	18,829
Gain on outright sale of assets being leased	13,810	-
Write-off of short-term investments (Note 7)	6,349	-
Amortization of debt and bonds issuance costs,
consent solicitation fees and discount (Notes 18 and 19)	4,904	(5,867)
Depreciation - net	(255,899)	7,084
Charges from leasing transactions	(33,251)	(6,626)
Accrual of employee benefits - net	(14,890)	(14,158)

16.

TAXES PAYABLE (continued)

The computation of theincome tax expense (benefit) - net for the six-month period ended June 30, 2013 and 2012 is as follows (continued):

	2013	2012
Realization of accrual of provision for termination, gratuity and compensation benefits of employees - net	(6,096)	(5,871)
Gain on sale and exchange of property and equipment - net	(5,205)	(13,029)
Amortization of long-term prepaid licenses	(2,035)	(429)
Net periodic pension cost	(108)	795
Others	(20,435)	(8,916)
Net	(108,598)	(30,485)
Subsidiaries	12,210	7,507
Net income tax benefit - deferred	(96,388)	(22,978)
Income tax expense (benefit) - net	(40,534)	73,091

The computation of the estimated income tax payable for the six-month periodended June 30, 2013 and 2012 is as follows:

	2013	2012
Income tax expense (benefit) - current
Company
Income tax expense - current	-	-
Tax expense from tax correction on Satelindo's corporate income tax
for fiscal year 2002 (Note 13)	-	103,163
Interest compensation on the overpayment of 2004 corporate
income tax	-	(60,674)
Subsidiaries
Income tax expense - current	55,854	47,158
Tax expense from tax correction on IMM's corporate income tax
for fiscal year 2010 (Note 13)	-	6,422
Income tax expense - current - net	55,854	96,069
Less prepayments of income tax of the Company
Article 22	145,187	31,913
Article 23	286	1,487
Total prepayments of income tax of the Company	145,473	33,400
Less prepayments of income tax of Subsidiaries
Article 23	1,409	2,417
Article 25	54,095	70,933
Total prepayments of income tax of Subsidiaries	55,504	73,350
Total prepayments of income tax	200,977	106,750
Estimated income tax payable Subsidiaries	3,399	3,152
Total estimated income tax payable	3,399	3,152
Claims for tax refund (Note 13)
The Company	145,473	33,400
Subsidiaries	3,049	29,345
Total claims for tax refund	148,522	62,745

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16. TAXES PAYABLE (continued)

The reconciliation between the income tax benefitcalculated by applying the applicable tax rate of 25% to the loss before income tax and the income tax expense (benefit) - net as shown in the interim consolidated statement of comprehensive income for the six-month period ended June 30, 2013 and 2012 is as follows:

	2013	2012
Loss before income tax per interim consolidated statement
of comprehensive income	(209,754)	(63,177)
Income tax benefit at the applicable tax rate	(52,438)	(15,794)
Company’s equity in Subsidiaries’ profit before income tax
and reversal of inter-company consolidation eliminations	24,646	26,544
Tax effect on permanent differences
Employee benefits	11,311	8,596
Unrecognized deferred taxasset on current fiscal loss	8,591	-
Assessment for income taxes and VAT (including penalties)	2,277	153
Donations	1,719	2,255
Representation and entertainment	1,102	410
Amortization of deferred gain on tower sale - net already subjected to final tax (Note 29)	(17,631)	-
Interest income already subjected to final tax	(13,820)	(8,449)
Others	(10,529)	8,718
Interest compensation on the overpayment of 2004 corporate income tax and tax expense from tax correction on Satelindo’s corporate income taxfor fiscal year2002	-	42,489
Tax expense from tax correction onIMM’s corporate income tax for fiscal
year 2010	-	6,422
Others	4,238	1,747
Income tax expense(benefit) - net per interim consolidated statement
of comprehensive income	(40,534)	73,091

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 are as follows:

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011
Deferred tax assets
Accrual of employee benefits - net	281,019	260,033	206,416
Allowance for impairment of receivables	104,419	137,568	125,073
Tax losses carryforward	100,015	216,784	352,246
Charges from leasing transactions	85,807	52,556	18,823
Allowance for impairment of investment in an associated company and other long-term investments	42,469	42,469	42,469
Pension cost	17,845	17,736	18,296
Allowance for impairment of short-term investments	-	6,349	6,349
Others	3,277	345	1,549
Total	634,851	733,840	771,221

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16. TAXES PAYABLE (continued)

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011
Deferred tax liabilities
Property and equipment	1,888,740	2,122,016	2,499,935
Investments in subsidiaries/associated
company - net of amortization of goodwill
and other intangible assets	293,895	271,388	195,595
Long-term prepaid licenses	13,983	16,018	16,876
Deferred debt and bonds issuance costs, consent solicitation fees and discount	5,451	547	6,856
Difference in transactions of equity changes in an
associated company	1,460	1,460	1,460
Others	-	463	659
Total	2,203,529	2,411,892	2,721,381
Deferred tax liabilities - net	1,568,678	1,678,052	1,950,160

The breakdown by entity of the deferred tax assets and liabilities outstanding as of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 is as follows:

					January 1, 2012 /
	June 30, 2013		December 31, 2012		December 31, 2011
	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax	Deferred Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Company	-	1,568,678	-	1,678,052	-	1,950,160
Subsidiaries
Lintasarta	76,927	-	78,593	-	80,094	-
IMM	21,019	-	22,100	-	33,718	-
APE	-	14,903	-	5,438	-	5,165
ISPL	-	697	-	780	-	1,027
SMT	-	-	-	-	-	-
Total	97,946	1,584,278	100,693	1,684,270	113,812	1,956,352

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation on property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the allowance for impairment of receivables is realized upon the write-off of the receivables after fulfilling certain requirements under the Income Tax Law, the allowance for impairment of investment in associated company and other long-term investments is realized upon sale of the investments and the pension cost is paid.

The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated company, long-term prepaid licenses, debt and bonds issuance costs, consent solicitation fees and discount.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16. TAXES PAYABLE (continued)

Prior to 2011, the Company provided for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investments in subsidiaries as the Company believed that it was probable the investments in certain subsidiaries would be recovered through the sale of the shares which is a taxable transaction, and for certain subsidiaries the differences would be deductible from ordinary income as a result of a merger. In 2011, the Company re-evaluated its investment strategy including the accounting treatment on the recognition of deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in investments in subsidiaries and the evaluation of “forseeable future” and the “more likely thannot” judgements. Based on the Company’s evaluation, the deferred tax liabilities were not recognized for temporary differences between the tax and book bases of investments in certain subsidiaries (IMM, ISPL and IPBV) since the Company believed the timing of the reversal of the temporary differences could be controlled and it was probable that the temporary differences would not reverse in the foreseeable future. Hence, the balance of the deferred tax liabilities on the taxable temporary differences on the investments in IMM, ISPL and IPBV as of January 1, 2011 totalling Rp111,097 was reversed and credited to current deferred income tax benefit.

On March 5, 2012, the Company received the Tax Court’s Decision Letter accepting the Company’s request for interest compensation related to the issuance of 2004 SKPLB amounting to Rp60,674, which was credited to current income tax benefit in the Company’s statement of comprehensive income. On June 29, 2012, the Company received a copy of a Memorandum Requesting for Reconsideration (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated March 5, 2012 for the interest compensation related to the issuance of 2004 SKPLB. On July 27, 2012, the Company submitted a Counter-Memorandum Requestingfor Reconsideration to the Supreme Court. Based on the Company’s evaluation for the year ended December 31, 2012, the realization of income related with the interest compensation was only probable, instead of virtually certain. Therefore, the interest compensation was not recognized in the Company’s financial statements for the year ended December 31, 2012. As of
July25, 2013, the Company has not received any decision from the Supreme Court on such request.

On November 28, 2012, the Company received SKPKBsfrom the DGT for the Company’s 2009 income tax articles 21, 22, 23, 26 and 4(2) totalling Rp4,829 (including penalties), which were charged to current operations as part of “Expenses - Others - Net”.

On June 26, 2013, the Company received SKPKBsfrom the DGT for the Company’s 2011 income tax articles 21, 26 and 4(2) and VAT for the period January-December 2011 totalling Rp137,331 (including penalties) (Note 39k).The Company accepted all of the corrections on income taxes totalling Rp4,171 and a part of the corrections on VAT totalling Rp1,900, which were charged to current operations. As of July 25, 2013,the Company plans to submit an objection letter to the Tax Office regarding the remaining correction on the Company’s VAT for the period January - December 2011.

The tax losses carryover of SMT and the Company as of June 30, 2013 can be carried forward through 2018 based on the following schedule:

Year of Expiration	Amount
2014	31,901
2015	183,906
2016	289,695
2017	70,847
2018	16,622
Total	592,971

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

17.

ACCRUED EXPENSES

This account consists of the following:

			January 1, 2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011
Interest	283,014	331,101	319,880
Network repairs and maintenance	278,094	229,921	288,731
Employee benefits (Notes 22 and 30)	200,277	200,033	180,441
Marketing	183,306	235,957	214,907
Dealer incentives (Note 2k)	170,128	170,115	82,615
Link	142,934	60,646	55,593
Radio frequency fee	106,875	214,653	283,588
Universal Service Obligation (“USO”) (Note 35)	104,490	92,916	59,716
Utilities	97,417	87,669	58,609
Blackberry access fee	44,013	48,666	79,627
Concession fee (Note 35)	35,900	41,277	39,507
Consultancy fees	35,858	44,331	35,309
Rental	28,520	95,200	59,929
General and administration	21,143	34,772	31,119
Others (each below Rp20,000)	250,607	74,028	106,042
Total	1,982,576	1,961,285	1,895,613

18.

LOANS PAYABLE

This account consists of the following:

January 1,

2012 /

June 30,

December 31,

December 31,

2013

2012

2011

Third parties - net*

         5,185,963

6,373,040

8,727,473

Related party (Note 31)

Mandiri - net**

-

-

998,843

Total loans payable

5,185,963

6,373,040

9,726,316

Less current maturities - net***

Third parties

2,186,802

2,669,218

2,301,694

Related party

-

-

998,843

Total current maturities

2,186,802

2,669,218

3,300,537

Long-term portion

Third parties

2,999,161

3,703,822

6,425,779

Related party

-

-

-

Total long-term portion

2,999,161

3,703,822

6,425,779

*

net of unamortized debt issuance cost and consent solicitation fees of Rp92,623as of June 30, 2013, Rp111,333as of December 31, 2012 and Rp146,511as of January 1, 2012 / December 31, 2011; and unamortized debt discount of Rp3,682as of December 31, 2012 and Rp11,891as of January 1, 2012 / December 31, 2011

**

net of unamortized debt issuance cost and consent solicitation fee of Rp1,157 as of January 1, 2012 / December 31, 2011

***

net of unamortized debt issuance cost and consent solicitation fees of Rp228as of June 30, 2013, Rp6,415 as of December 31, 2012 and Rp2,295as of January 1, 2012 / December 31, 2011

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.

LOANS PAYABLE (continued)

The loans from third parties consist of the following:

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011
AB SvenskExportkredit (“SEK”), Sweden with Guarantee
from Exportkreditnamnden (“EKN”) - net of unamortized
debt issuance cost of Rp16,860 in 2013, Rp21,351
in 2012 and Rp26,434 in 2011	1,671,069	1,840,124	2,127,216
BCA Revolving Time Loan - net of unamortized
debt issuance cost of Rp228 in 2013, Rp413
in 2012 and Rp736 in 2011	1,499,772	999,587	1,499,264
HSBC France - net of unamortized debt issuance cost
and consent solicitation fees of Rp73,516 in 2013,
Rp84,315 in 2012 and Rp104,536 in 2011	1,226,203	1,278,872	1,356,403
Bank Sumitomo Mitsui Indonesia ("BSMI")
Revolving Time Loan - net of unamortized debt
issuance cost of Rp810 in 2013 and Rp971 in 2012	649,190	99,029	-
9-Year Commercial Loan - net of unamortized
debt issuance cost and consent solicitation fees
of Rp1,209 in 2013, Rp1,550 in 2012
and Rp2,046 in 2011	139,729	155,318	181,834
Syndicated U.S. Dollar Loan Facility – net
of unamortized debt issuance cost and consent
solicitation fees of Rp2,733 in 2012 and Rp11,621
in 2011	-	1,520,292	2,069,484
Goldman Sachs International (“GSI”)
Principal, net of unamortized debt discount
of Rp3,682 in 2012 and Rp11,891 in 2011	-	479,818	422,409
Foreign Exchange (FX) Conversion Option	-	-	49,518
BCA - net of unamortized debt issuance cost
and consent solicitation fees of Rp1,138	-	-	998,862
Investment Credit Facility 6 from CIMB Niaga	-	-	22,483
Total	5,185,963	6,373,040	8,727,473
Less current maturities (net of unamortized debt
issuance costs and consent solicitation fees
totalling Rp228 in 2013, Rp6,415 in 2012
and Rp2,295 in 2011)	2,186,802	2,669,218	2,301,694
Long-term portion	2,999,161	3,703,822	6,425,779

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18. LOANS PAYABLE (continued)

The details of the loans from the related party and third parties are as follows:

Counterparties		Loan Type		Maturity	Amount	Interest		Remarks
Structure
a.	Mandiri*	▪	5-year unsecured	September 18, 2012	Rp2,000,000	▪	Year 1:	▪	Without penalty if the
			credit facility 1				9.75% p.a.		repayment is made
		▪	Loan drawdowns			▪	Year 2:		after the 24th month
			are payable				10.5% p.a.		after the agreement
			annually			▪	Years 3-5:		date subject to 7 days’
							Average 3-		prior written notice.
							month JIBOR	▪	With penalty of 2% of
							+ 1.5% p.a.		the prepaid amount for
						▪	Payable		repayment prior to the
							quarterly		24th month after the
agreement date.
								▪	On June 21, 2012, the
Company obtained the
consent letter from
Mandiri for the sale of
asset transaction (Note
29).
								▪	In September 2012,
this loan was fully paid.
b.	SEK Sweden	▪ Credit facilities consisting of Facilities A, B and C with maximum amounts of US$100,000, US$155,000 and US$60,000, respectively ▪ Loan drawdowns are payable semi - annually		May 31, 2016 for Facility A, February 28, 2017 for Facility B and November 30, 2017 forFacility C	US$315,000

▪ Facility A:

  Margin of 0.25%,

  London Inter -

  Bank Offered

  Rate (“LIBOR”),

  SEK Funding

  Cost of 1.05%

  and EKN

  Premium Margin

  of 1.57%

▪ Facility B:

  Margin of 0.05%,

  Commercial

  Interest

  Reference Rate

  (“CIRR”) and

  EKN Premium

  Margin of 1.61%

▪ Facility C:

  Margin of 0.05%,

  CIRR and EKN

  Premium Margin

  of 1.59%

▪ Payable semi -

annually

								▪	Permitted only in
	with Guarantee								proportionate amount
	from EKN								for each of Facilities A,
B and C, after the last
day of the availability
period and on a
repayment date subject
to 20 days’ prior written
Notice.
								▪	In minimum amount of
US$5,000 and in an
amount divisible by
US$500.
								▪	Any repayment shall
satisfy the obligations
of loan repayment in
inverse chronological
Order.
								▪	On June 18, 2012, the
Company amended its
credit facility agreement
with HSBC Bank Plc,
as facility agent. The
amendment included
changes in definition of
certain terms related to
sale of asset
transaction (Note 29).

*   related party (Note 31)

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18. LOANS PAYABLE (continued)

Counterparties		Loan Type		Maturity	Amount	Interest	Remarks
Structure
c.	BCA

▪

Revolving time loan with maximum amount of Rp1,000,000

▪

Each drawdown matures 1 month from the drawdown date. Subsequently, on August 9, 2011, the Company obtained an approval from BCA to amend the maturity date of each drawdown to become at the latest on February 10, 2014.

▪

On December 1, 2011, the facility was amended to increase the facility amount up to Rp1,500,000 and change the interest rate (Note 39h).

				February 10, 2014	Rp1,500,000	▪ JIBOR + 1.4% p.a. However, starting December 1, 2011, JIBOR + 1.25% p.a.(Note 39e) ▪ Payable monthly	▪	Permitted subject to 1 day prior written notice
the Company may repay the whole or any part of the loan.
							▪	On June 11, 2012, the
Company obtained the
consent letter from BCA
							▪	for the sale of asset
transaction (Note 29).
							▪	On December 19, 2012, the Company amended
its credit facility agreement with BCA. The amendment included changes in definition of certain terms related to sale of asset transaction (Note 29).

d.	HSBC	▪	12 year - COFACE	September 30, 2019	US$157,243	▪ 5.69% p.a.	▪	Permitted with a
	France		term facility			▪ Payable		corresponding
		▪	Payable in twenty			semi-		proportionate voluntary
			semi-annual			annually		prepayment under the
			installments					SINOSURE Facility
after the last day of the
availability period and
on a repayment date
subject to 30 days’ prior
written notice.
							▪	In minimum amount of
US$10,000 and in an
amount divisible by
US$1,000.
							▪	Any prepayment shall
satisfy the obligations of
loan repayment in proportionately.
							▪	On June 18, 2012, the
Company amended its
COFACE credit facility
agreement with HSBC
France, as facility
agent. The amendment
included changes in
definition of certain
terms related to sale of
asset transaction
(Note 29).

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18. LOANS PAYABLE (continued)

Counterparties		Loan Type		Maturity	Amount	Interest		Remarks
Structure
d.	HSBC	▪	12 year -	September 30,	US$44,200	▪	USD LIBOR	▪	Permitted with a
	France		SINOSURE term	2019			+ 0.35% p.a.		corresponding
	(continued)		facility			▪	Payable		proportionate voluntary
		▪	Payable in twenty				semi-		prepayment under the
			semi-annual				annually		COFACE Facility after
			installments						the last day of the
availability period and
on a repayment date
subject to 30 days’ prior
written notice.
								▪	In minimum amount of
US$10,000 and in an
amount divisible by
US$1,000.
								▪	Any repayment shall
satisfy the obligations of
loan repayment in
inverse chronological
order.
								▪	On July 23, 2012, the
Company amended its
SINOSURE credit
facility agreement with
HSBC France, as
facility agent. The
amendment included
changes in definition of
certain terms related to
sale of asset transaction
(Note 29).
e.	BSMI	▪	Revolving time	December 31,	Rp650,000	▪	JIBOR +	▪	Permitted subject to 5
			loan with maximum	2015			1.25% p.a.		days’ prior written notice.
			amount of			▪	Payable		The Company may
			Rp650,000				monthly,		repay the whole or any
		▪	Each drawdown				quarterly or		part of the loan.
			matures at the maximum				semi-annually
of 36 months from the drawdown
date, but not exceeding
December 31, 2015.
f.	HSBC	▪	9-year unsecured	November 28,	US$27,037	▪	USD LIBOR	▪	Permitted only on each
	Jakarta		commercial facility	2016			+ 1.45% p.a.		repayment date after
	Branch,	▪	Payable in fifteen			▪	Payable		the first repayment date
	CIMB Niaga		semi-annual				semi-		subject to 30 days’ prior
	and Bank of		payments after				annually		written notice.
	China Limited		24 months from the					▪	In minimum amount of
	Jakarta		date of loan						US$5,000 and in an
	Branch		agreement. For the						amount divisible by
			1st five installments:						US$1,000.
			US$1,351.85 each;					▪	Any prepayment shall
			and US$2,027.78						satisfy the obligations of
			each for the						loan repayment
			remaining						proportionately.
			installments					▪	On June 20, 2012, the
			thereafter						Company amended its
credit facility agreement
with HSBC Ltd, as
facility agent. The
amendment included
changes in definition of
certain terms related to
sale of asset
transaction (Note 29).

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18. LOANS PAYABLE (continued)

Counterparties		Loan Type	Maturity	Amount	Interest	Remarks
Structure
g. Syndicated U.S. Dollar Loan Facility - 12 Financial Institutions** Syndicated U.S. Dollar Loan Facility - 12 Financial Institutions**		▪ 5-year unsecured credit facility ▪ Loan drawdowns are payable semi-annually	June 12, 2013	US$450,000	▪ USD LIBOR + 1.9% p.a. (onshore lenders); USD LIBOR + 1.85% p.a. (offshore lenders) ▪ Payable semi-annually

▪

Permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000).

▪

On June 19, 2012, the Company amended its credit facility agreement with PT Bank DBS Indonesia, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transaction (Note 29).

▪

In June 2013, this loan was fully paid.

h.	GSI***

▪

Investment loan

▪

Provides an “FX Conversion Option” for GSI to convert the loan payable into U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”)

▪

Fair value of FX Conversion Option as of December 31, 2011 and2010 amounting to US$5,460.78  (equivalent to Rp49,518) and US$6,072.20 (equivalent to Rp54,595), respectively (Note 20)

			May 30, 2013	US$50,000	▪ 8.75% p.a. ▪ Payable quarterly ▪ If GSI takes FX Conversion Option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal

▪

Certain changes affecting withholding taxes in the United Kingdom or Indonesia.

▪

Default under Guaranteed Notes due 2012.

▪

Default under the Company’s USD Notes and IDR Bonds.

▪

Redemption, purchase or cancellation of the Guaranteed Notes Due 2012 and there are no USD Indosat Notes outstanding upon such redemption, purchase or cancellation.

▪

Change of control in the Company.

▪

In May 2013, this loan wasfully paid.

**

On October 14, 2011, PT Bank UOB Indonesia (one of lenders under the Syndicated U.S. Dollar Loan Facility) transferred its portion of the loan to UOB Limited (another lender under the Syndicated U.S. Dollar Loan Facility), hence the number of lenders became 12.

***   On May 30, 2012, GSI exercised the FX conversion option to convert the loan into U.S. dollar loan of US$50,000. The Company earned gain from the exercise amounting to Rp5,319 and which is credited to the gain to Gain (Loss) on Change in Fair Value of Derivatives - Net.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.

LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Remarks
i. BCA	▪ 5-year unsecured credit facility 1 ▪ Loan drawdowns are payable annually	September 27, 2012	Rp2,000,000	▪ Year 1: 9.75% p.a. ▪ Year 2: 10.5% p.a. ▪ Years 3-5: 3-month JIBOR + 1.5% p.a. ▪ Payable quarterly

▪

Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice.

▪

With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date.

▪

On June 11, 2012, the Company obtained the consent letter from BCA for the sale of asset transaction (Note 29).

▪

In September 2012, this loan was fully paid.

j. CIMB Niaga	▪ Investment credit facility 6 obtained by Lintasarta ▪ Payable quarterly	August 24, 2012	Rp75,000	▪ 14.5% p.a., subject to change by CIMB Niaga depending on the market condition ▪ Payable quarterly

▪

Permitted only on interest payment date subject to 15 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities.

Repayment using the fund from loans obtained from other parties is allowed with penalty determined by CIMB Niaga.

▪

The loan is collateralized by all equipment (Note 8) purchased from the proceeds of credit facility.

▪

In April 2012, this loan was fully paid.

18.

LOANS PAYABLE (continued)

The scheduled principal payments from 2014 of all the loans payable as of June 30, 2013 are as follows:

	Twelve months ending June 30,
					2018 and
	2014	2015	2016	2017	thereafter	Total
In rupiah
BCA - revolving
time loan	1,500,000	-	-	-	-	1,500,000
BSMI - revolving
time loan	-	-	650,000	-	-	650,000
Sub-total	1,500,000	-	650,000	-	-	2,150,000
In U.S. dollar
SEK, Sweden
(US$170,000)	446,805	446,805	446,805	304,962	42,552	1,687,929
HSBC France
(US$130,901.35)	199,957	199,957	199,957	199,957	499,891	1,299,719
9-Year Commercial
Facility
(US$14,194.43)	40,268	40,268	40,268	20,134	-	140,938
Sub-total	687,030	687,030	687,030	525,053	542,443	3,128,586
Total	2,187,030	687,030	1,337,030	525,053	542,443	5,278,586
Less:
- unamortized debt issuance costs and consent solicitation fees						(92,623)

Net						5,185,963

All loans are neither collateralized by any specific Group assets nor guaranteed by other parties, except for the assets that have been specifically used as security in Note 18j.

The total amortization of debt issuance, discount and consent solicitation fees on the loans for the six-month periods ended June 30, 2013 and 2012 amounted to Rp22,395 and Rp38,581, respectively (Note  28).

As of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, the Group has complied with all financial ratios required to be maintained under the loan agreements.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19. BONDS PAYABLE

This account consists of the following:

January 1,

2012 /

June 30,

December 31,

December 31,

2013

2012

2011

a. Guaranteed Notes Due 2020 - net of unamortized

notes issuance cost of Rp68,951in 2013,

Rp73,454 in 2012 and Rp58,420 in 2011 and

discount of Rp21,627in 2013, Rp23,154 in 2012

and Rp26,208 in 2011

6,363,272

6,188,892

5,809,572

b. Eighth Indosat Bonds in Year 2012 with Fixed Rates

- net of unamortized bonds issuance cost and

consent solicitation fees of Rp8,096 in 2013

and Rp8,478 in 2012

2,691,904

2,691,522

-

c. Fifth Indosat Bonds in Year 2007 with Fixed Rates

- net of unamortized bonds issuance cost and

consent solicitation fees of Rp5,890in 2013,

Rp7,061 in 2012 and Rp9,102 in 2011

2,594,110

2,592,939

2,590,898

d. Seventh Indosat Bonds in Year 2009 with Fixed Rates

- net of unamortized bonds issuance cost of

Rp2,889in 2013, Rp3,454  in 2012 and

Rp4,442 in 2011

1,297,111

1,296,546

1,295,558

e. Indosat Sukuk Ijarah II in Year 2007 - net of

unamortized bonds issuance cost and consent

solicitation fees of Rp462in 2013, Rp698 in 2012

and Rp1,124 in 2011

399,538

399,302

398,876

f. Sixth Indosat Bonds in Year 2008 with Fixed Rates

- net of unamortized bonds issuance cost and

consent solicitation fees of Rp913in 2013,

Rp1,609 in 2012 and Rp3,603 in 2011

319,087

1,078,391

1,076,397

g. Indosat Sukuk Ijarah V in Year 2012 - net of

unamortized bonds issuance cost and consent

solicitation fees of Rp875in 2013 and Rp930 in 2012

299,125

299,070

-

h. Indosat Sukuk Ijarah IV in Year 2009 - net of

unamortized bonds issuance cost and consent

solicitation fees of Rp554 in 2013, Rp627 in 2012

and Rp754 in 2011

199,446

199,373

199,246

i. Indosat Sukuk Ijarah III in Year 2008 - net of

unamortized bonds issuance cost and consent

solicitation fees of Rp353 in 2012 and

Rp1,545 in 2011

-

569,647

568,455

j. Second Indosat Bonds in Year 2002 with Fixed and

Floating Rates - net of unamortized consent

solicitation fees of Rp649

-

-

199,351

k. Limited Bonds II issued by Lintasarta*

-

-

25,000

l.  Limited Bonds I issued by Lintasarta**

-

-

16,989

Total bonds payable

14,163,593

15,315,682

12,180,342

Less current maturities (net of unamortized bonds

issuance cost and consent solicitation fees totalling

Rp1,880 in 2013 and Rp825 in 2012)

1,628,120

1,329,175

41,989

Long-term portion

12,535,473

13,986,507

12,138,353

*

After elimination of Limited Bonds II amounting to Rp35,000 issued to the Company on January 1, 2010 and December 31, 2010. Lintasarta made early repayment of such amount on December 29, 2011.

**

After elimination of Limited Bonds I amounting to Rp9,564 issued to the Company on January 1, 2010 and December 31, 2010. Lintasarta made early repayment of such amount on December 29, 2011.

19. BONDS PAYABLE (continued)

Bond	Nominal	Interest	Maturity	Remarks
a. GuaranteedNotes Due 2020	US$650,000	▪ 7.375% p.a. ▪ Payable semi-annually	July 29, 2020

The notes are redeemable at the                            option of IPBV:

▪

Prior to July 29, 2013, the Issuer may redeem up to a maximum of 35% of the original aggregate Notes issued with the proceeds of one or more Public Offerings at a redemption price equal to 107.375% of the principal amount.

▪

Prior to July 29, 2015, the Issuer will be entitled at its option to redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount  of the Notes plus the Applicable Premium.

▪

On and after July 29, 2015, the issuer may redeem the Notes in whole or in part at any time and from time to time at the certain redemption prices.

▪

At any time, upon not less than 30

days’ nor more than 60 days’ prior notice, the Issuer may redeem the Notes at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest to (but not including) the redemption date and any additional amounts, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands.

▪

Upon a change in control of IPBV,

the holder of the notes has the right to require IPBV to repurchase all or any part of such holder’s notes.

▪

Based on latest rating reports (released in January 2013, February and April 2012), the notes have BB+ (stable outlook), Ba1 (stable outlook) and BBB (stable outlook) ratings from Standard & Poor’s (“S&P”), Moody’s Investors Service (“Moody’s”) and Fitch Ratings (“Fitch”), respectively.

b. Eighth Indosat Bonds in Year 2012
▪ Series A	Rp1,200,000	▪ 8.625% p.a. ▪ Payable quarterly	June 27, 2019

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in March 2013, the bondshave idAA+ rating from PTPemeringkat Efek Indonesia (“Pefindo”).

▪ Series B	Rp1,500,000	▪ 8.875% p.a. ▪ Payable quarterly	June 27, 2022
c. Fifth Indosat Bonds in Year 2007
▪ Series A	Rp1,230,000	▪ 10.20% p.a. ▪ Payable quarterly	May 29, 2014

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in March 2013, the bondshave idAA+ rating from Pefindo.

▪ Series B	Rp1,370,000	▪ 10.65% p.a. ▪ Payable quarterly	May 29, 2017

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19. BONDS PAYABLE (continued)

▪

e.

Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)

▪

e.

Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)

Bond	Nominal	Interest	Maturity	Remarks
d. Seventh Indosat Bonds in Year 2009
▪ Series A	Rp700,000	▪ 11.25% p.a. ▪ Payable quarterly	December 8, 2014

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in March 2013, the bondshave idAA+ rating from Pefindo.

▪ Series B	Rp600,000	▪ 11.75% p.a. ▪ Payable quarterly	December 8, 2016
	Rp400,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.	May 29, 2014

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in March 2013, the bonds have idAA+ (sy) rating from Pefindo.

e. Sixth Indosat Bonds in Year 2008
▪ Series A	Rp760,000	▪ 10.25% p.a. ▪ Payable quarterly	April 9, 2013

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

 Based on the latest rating report  released in March 2013, the bonds have idAA+  rating from Pefindo.

▪

On April 9, 2013, the Company paid the series Abonds in full.

▪ Series B	Rp320,000	▪ 10.80% p.a. ▪ Payable quarterly	April 9, 2015
e. Indosat Sukuk Ijarah V in Year 2012 (“Sukuk Ijarah V”)	Rp300,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp25,875, payable on a quarterly basis starting September 27, 2012 up to June 27, 2019.	June 27, 2019

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in March 2013, the bonds have idAA+ (sy)rating from Pefindo.

e. Indosat Sukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”)
▪ Series A	Rp28,000	▪ Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp3,150, payable on a quarterly basis starting March 8, 2010 up to December 8, 2014.	December 8, 2014

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in March 2013, the bonds have idAA+ (sy)rating from Pefindo.

▪ Series B	Rp172,000	▪ Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp20,210, payable on a quarterly basis starting March 8, 2010 up to December 8, 2016.	December 8, 2016
	Rp570,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on a quarterly basis starting July 9, 2008 up to April 9, 2013.	April 9, 2013

▪

The Company can buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in March 2013, the bonds have idAA+ (sy)(stable outlook) rating from Pefindo.

▪

On April 9, 2013, the Company paid the bonds in full.

e. Second Indosat Bonds in Year 2002 - Series B	Rp200,000	▪ 16% p.a. ▪ Payable quarterly	November 6, 2032

▪

The Company had call option on the 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value and the bondholder had sell option if the rating of the bonds decreased to idAA- or lower or on the 15th, 20th and 25th anniversaries of the bonds.

▪

Based on the latest rating report released in June 2012, the bonds had idAA+rating from Pefindo.

▪

On November 6, 2012, the Company exercised the right to redeem in full the remaining outstandingSecond Indosat Bonds at 101% price.

19. BONDS PAYABLE (continued)

Bond	Nominal	Interest	Maturity	Remarks
k. Limited Bonds II issued by Lintasarta (amended on August 25, 2009)	Rp66,150, with the remaining amount of Rp60,000 since June 14, 2009

▪

Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. (The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting June 14, 2009, the minimum limit increased to 12.75%.)

▪

Payable quarterly

			June 14, 2009 extended to June 14, 2012	▪ On February 29, 2012, Lintasarta paid these bonds in full.
l. Limited Bonds I issued by Lintasarta (amended on August 25, 2009)	Rp34,856, with the remaining amount of Rp26,553 since June 2, 2009

▪

Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and startingJune 14, 2009, the minimum limit increased to 12.75%.)

▪

Payable quarterly

			June 2, 2009 extended to June 2, 2012	▪ On January 31, 2012, Lintasarta paid these bonds in full.

The scheduled principal payments of all the bonds payable outstanding as of June 30, 2013 are as follows:

	Twelve months ending June 30,
					2018 and
	2014	2015	2016	2017	thereafter *	Total
In U.S. dollar
Guaranteed Notes
Due 2020*
(US$650,000)	-	-	-	-	6,453,850	6,453,850
In Rupiah
Eighth Indosat Bonds*	-	-	-	-	2,700,000	2,700,000
Fifth Indosat Bonds*	1,230,000	-	-	1,370,000	-	2,600,000
Seventh Indosat Bonds*	-	700,000	-	600,000	-	1,300,000
SukukIjarah II*	400,000	-	-	-	-	400,000
Sixth Indosat Bonds*	-	320,000	-	-	-	320,000
SukukIjarah V*	-	-	-	-	300,000	300,000
SukukIjarah IV*	-	28,000	-	172,000	-	200,000
Sub-total	1,630,000	1,048,000	-	2,142,000	3,000,000	7,820,000
Total	1,630,000	1,048,000	-	2,142,000	9,453,850	14,273,850
Less:
-	unamortized notes issuance cost					(68,951)
-	unamortized notes discount					(21,627)
-	unamortized bonds issuance cost and consent solicitation fees					(19,679)
Net						14,163,593

*

Refer to previous discussion on early repayment options for each bond/note.

All bonds are neither collateralized by any specific Group assets nor guaranteed by other parties. All of the Group’s assets, except for the assets that have been specifically used as security (Note 18j) to its other creditors, are used as pari-passu security to all of the Group’s other liabilities including the bonds.

19. BONDS PAYABLE (continued)

On June 5, 2012, the Company and IPBV entered into a supplemental indenture with Bank of New York Mellon, as a trustee, for the IPBV Guaranteed Notes Due 2020 based on the consent letter received on May 21, 2012 representing 93.21% of the notesholders. The supplemental indenture included the amendment of certain definition under the previous Guaranteed Notes Due 2020 indentures and the approval for the sale of asset transaction (Note 29).

On June 8, 2012, the Company received the consent letter from BRI, as a trustee, for the Eighth Indosat Bonds, Seventh Indosat Bonds, Sixth Indosat Bonds, Fifth Indosat Bonds, Second Indosat Bonds and Sukuk Ijarah V, IV, III and II regarding the Company’s sale of asset transaction (Note 29).

The total amortization of bonds issuance cost, consent solicitation fees, notes issuance cost and discount for the six-months period ended June 30, 2013 and 2012 amounted to Rp9,561 and Rp11,951, respectively (Note 28).

As of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, the Group has complied with all financial ratios required to be maintained under the Notes Indenture and Trustee Agreements.

20. DERIVATIVES

The Company entered into several swap and forward contracts. Listed below is information related to the contracts and their fair values (net of credit risk adjustment) as of June 30, 2013, December  31, 2012 and January 1, 2012 / December 31, 2011:

			Fair Value (Rp)
							January 1, 2012 /
		Notional	June 30, 2013		December 31, 2012		December 31, 2011
		Amount	Receivable	Payable	Receivable	Payable	Receivable	Payable
		(US$)
Cross Currency Swap Contracts:
a.	Standard Chartered
	(“StandChart”)	25,000	-	-	-	-	-	6,981
b.	StandChart	25,000	-	-	-	-	1,620	-
c.	StandChart	25,000	-	-	-	-	12,608	-
d.	MLIB	25,000 with
		decreasing amount	-	-	7,919	-	3,639	-
e.	DBS	25,000 with
		decreasing amount	-	-	7,962	-	4,271	-
f.	HSBC, Jakarta Branch	10,000	-	-	2,631	-	-	-
g.	Barclays Bank PLC (“Barclays“)	14,500	-	-	3,295	-	-	-
h.	HSBC, Jakarta Branch	14,000	-	-	4,338	-	-	-
i.	HSBC, Jakarta Branch	11,000	-	-	3,762	-	-	-
Sub-total			-	-	29,907	-	22,138	6,981
Interest Rate Swap Contracts:
j.	HSBC, Jakarta Branch	27,037 with
		decreasing amount	-	8,239	-	11,613	-	13,254
k.	HSBC, Jakarta Branch	44,200 with
		decreasing amount	-	27,421	-	38,260	-	35,370
l.	GSI	100,000	-	-	-	25,287	-	60,869
m.	DBS	25,000 with
		decreasing amount	-	-	-	1,391	-	4,174
n.	DBS	25,000 with
		decreasing amount	-	-	-	1,244	-	3,678
o.	Bank of Tokyo MUFJ	25,000 with
	(“BTMUFJ”)		-	-	-	894	-	2,649
		decreasing amount
p.	BTMUFJ	25,000 with
		decreasing amount	-	-	-	804	-	2,347
q.	BTMUFJ	25,000 with
		decreasing amount	-	-	-	735	-	2,118
r.	StandChart	40,000 with
		decreasing amount	-	-	-	1,013	-	2,692
s.	DBS	26,000 with
		decreasing amount	-	-	-	-	-	1,486
t.	DBS	26,000 with
		decreasing amount	-	-	-	-	-	1,282
u.	BTMUFJ	36,500 with
		decreasing amount	-	-	-	-	-	1,289
Sub-total			-	35,660	-	81,241	-	131,208

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20. DERIVATIVES (continued)

			Fair Value (Rp)
							January 1, 2012 /
		Notional	June 30, 2013		December 31, 2012		December 31, 2011
		Amount	Receivable	Payable	Receivable	Payable	Receivable	Payable
		(US$)
Currency Forward Contracts:
v.	HSBC, Jakarta Branch	10,000	-	-	-	-	5,231	-
w.	JP Morgan	2,000	-	-	-	-	1,011	-
x.	StandChart	7,000	-	-	-	-	3,902	-
y.	JP Morgan	9,500	-	-	-	-	4,832	-
z.	HSBC, Jakarta Branch	6,000	-	-	-	-	3,222	-
aa.	HSBC, Jakarta Branch	7,500	-	-	-	-	4,021	-
ab.	JP Morgan	13,750	-	-	-	-	6,771	-
ac.	StandChart	8,000	-	-	-	-	4,542	-
ad.	StandChart	6,600	-	-	-	-	3,666	-
ae.	StandChart	3,000	-	-	-	-	1,486	-
af.	DBS	10,000	-	-	-	-	5,010	-
ag.	ING	7,000	-	-	-	-	3,538	-
ah.	DBS	7,000	-	-	-	-	3,528	-
ai.	DBS	10,000	-	-	-	-	5,497	-
aj.	JP Morgan	10,000	-	-	-	-	5,523	-
ak.	HSBC, Jakarta Branch	10,000	-	-	-	-	4,909	-
al.	ING	10,000	-	-	-	-	5,330	-
am.	ING	13,000	-	-	-	-	6,960	-
an.	DBS	13,000	-	-	-	-	6,859	-
ao.	ING	13,500	-	-	-	-	7,386	-
ap.	ING	10,000	-	-	-	-	5,478	-
aq.	ING	10,000	-	-	-	-	5,508	-
ar.	GSI	8,000	-	-	-	-	4,558	-
as.	GSI	13,000	-	-	-	-	7,550	-
at.	Royal Bank of Scotland (“RBS”)	12,000	-	-	-	-	6,370	-
au.	GSI	12,000	-	-	-	-	7,185	-
av.	GSI	12,500	-	-	-	-	7,338	-
aw.	ING	23,000	-	-	4,137	-	-	-
ax.	GSI	13,000	-	-	3,278	-	-	-
ay.	BNP Paribas	20,000	-	-	2,981	-	-	-
az.	Barclays	20,000	-	-	3,254	-	-	-
ba.	BNP Paribas	20,000	-	-	3,675	-	-	-
bb.	JP Morgan	20,000	-	-	4,427	-	-	-
bc.	ING	15,000	-	-	2,956	-	-	-
bd.	Barclays	15,000	-	-	2,166	-	-	-
be.	DBS	15,000	-	-	1,983	-	-	-
bf.	DBS	20,000	-	-	2,621	-	-	-
bg.	JP Morgan	25,000	-	-	77	-	-	-
bh.	DBS	15,000	-	-	140	-	-	-
bi.	Barclays	26,000	-	-	1,850	-	-	-
bj.	JP Morgan	30,000	-	-	2,231	-	-	-
bk.	BNP Paribas	25,000	-	-	2,356	-	-	-
bl.	ING	15,000	-	-	1,615	-	-	-
bm.	StandChart	12,000	-	-	-	-	-	-
bn.	BTMU Singapore	13,000	-	-	-	-	-	-
bo.	BNP Paribas	11,000	-	-	-	-	-	-
bp.	ING	28,000	-	-	-	-	-	-
bq.	BTMU Singapore	20,000	-	-	-	-	-	-
br.	BTMU Singapore	10,000	-	-	-	-	-	-
bs.	BTMU Singapore	13,000	-	-	-	-	-	-
bt.	DBS	20,000	-	-	-	-	-	-
bu.	DBS	20,000	-	-	-	-	-	-
bv.	Barclays	10,000	-	-	-	-	-	-
bw.	StandChart	15,000	-	-	-	-	-	-
bx.	CIMB Niaga	15,000	-	-	-	-	-	-
by.	JP Morgan	10,000	-	-	-	-	-	-
bz.	StandChart	20,000	-	-	-	-	-	-
ca.	DBS	18,000	-	-	-	-	-	-
cb.	BNP Paribas	20,000	-	-	-	-	-	-
cc.	Barclays	20,000	-	-	-	-	-	-
cd.	ING	20,000	-	-	-	-	-	-
ce.	Natixis	15,000	-	-	-	-	-	-
cf.	JP Morgan	15,000	-	-	-	-	-	-
cg.	JP Morgan	10,000	2,517	-	-	-	-	-
ch.	JP Morgan	15,000	3,776	-	-	-	-	-
ci.	CIMB Niaga	9,750	-	-	-	-	-	-
cj.	BNP Paribas	12,000	1,252	-	-	-	-	-
ck.	Barclays	25,000	2,549	-	-	-	-	-
cl.	CIMB Niaga	20,000	-	-	-	-	-	-
cm.	CIMB Niaga	20,000	-	-	-	-	-	-
cn.	BNP Paribas	25,000	-	-	-	-	-	-
co.	DBS	20,000	-	-	-	-	-	-
cp.	Danareksa	10,000	-	-	-	-	-	-
cq.	Merrill Lynch	12,000	2,729	-	-	-	-	-
cr.	Merrill Lynch	14,500	4,050	-	-	-	-	-
cs.	Merrill Lynch	12,000	4,485	-	-	-	-	-
ct.	DBS	25,000	8,568	-	-	-	-	-
cu.	StandChart	12,000	1,277	-	-	-	-	-

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20. DERIVATIVES (continued)

			Fair Value (Rp)
							January 1, 2012 /
		Notional	June 30, 2013		December 31, 2012		December 31, 2011
		Amount	Receivable	Payable	Receivable	Payable	Receivable	Payable
		(US$)
Currency Forward Contracts (continued):

cv.	BTMU	12,000	266	-	-	-	-	-
cw.	DBS	12,500	1,016	-	-	-	-	-
cx.	Danareksa	9,500	262	-	-	-	-	-
cy.	CIMB Niaga	11,000	335	-	-	-	-	-
cz.	CIMB Niaga	21,000	-	1,808	-	-	-	-
da.	StandChart	15,000	-	1,080	-	-	-	-
db.	CIMB Niaga	12,000	-	1,123	-	-	-	-
dc.	CIMB Niaga	12,000	-	1,088	-	-	-	-

Sub-total			33,082	5,099	39,747	-	137,211	-
Total			33,082	40,759	69,654	81,241	159,349	138,189

The net changes in fair value of the swap contracts, currency forward contracts and embedded derivative, swap income or cost, termination income or cost, and settlement of derivative instruments totalling Rp1,725 and (Rp31,594) for the six-month periods ended June 30, 2013 and 2012, respectively, were credited (charged) to “Gain (Loss) on Change in Fair Value of Derivatives - Net”, which is presented in profit or loss.

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid / Amortized (Rp)
					2013	2012
a.	StandChart(1)	January 11, 2006 - June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	-	5,754
b.	StandChart(2)	March 15, 2006 - June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	-	4,514
c.	StandChart(3)	May 12, 2006 - June 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	-	4,154
d.	MLIB(4)

September 2, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (IDR/USD spot rate -  Rp8,800) (in full amount) divided by IDR/USD spot rate if the IDR/USD spot rate at termination date is greater than Rp8,800 but is less than or equal to Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (Rp3,200 [in full amount] divided by IDR/USD spot rate) if the IDR/USD spot rate at termination date is greater than Rp12,000 to US$1 (in full amounts)

			4.10% of US$25,000 up to June 12, 2011, and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	2,223	3,114
e.	DBS(5)

September 10, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at the scheduled settlement date is at or less than Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (IDR/USD spot rate - Rp8,800) (in full amount) divided by IDR/USD spot rate if the IDR/USD spot rate at settlement date is greater than Rp8,800 and is at or less than Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (Rp12,000 - Rp8,800) (in full amounts) divided by IDR/USD spot rate if the IDR/USD spot rate at settlement date is greater than Rp12,000 to US$1 (in full amounts)

			3.945% of US$25,000 up to June 12, 2011, and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	1,703	2,370

(1)

On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp575.

(2)

On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp8,275.

(3)

On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp19,325.

(4)

On June 12, 2013, December 12, 2012, June 13, 2012 and December 12, 2011, the Company used the option to exercise US$8,750, US$2,000, US$2,000 and US$6,000 of the contract amount, and received settlement gain from the exercise amounting to US$1,055 or equivalent to Rp10,482 on June 12, 2013, US$186 or equivalent to Rp1,793 on December 12, 2012, US$140 or equivalent to Rp1,325 on June 13, 2012 and US$189 or equivalent to Rp1,716 on December 12, 2011.

(5)

On June 12, 2013, December 12, 2012, June 12, 2012 and December 12, 2011, the Company used the option to exercise US$8,750, US$2,000, US$2,000 and US$6,000 of the contract amount, and received settlement gain from the exercise amounting to US$1,055 or equivalent to Rp10,482 on June 12, 2013, US$186 or equivalent to Rp1,793 on December 12, 2012, US$140 or equivalent to Rp1,324 on June 12, 2012 and US$189 or equivalent to Rp1,716 on December 12, 2011.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20. DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid / Amortized (Rp)
					2013	2012
f.	HSBC(6)	August 23, 2012 - January 23, 2013	3.00% of US$10,000	Upfront	429	-
		Swap Rp96,000 for US$10,000		premium of
				US$300
				(equivalent to
				Rp2,851)
				which was fully
				paid on August
				27, 2012. The
				premium is
				amortized over
				the contract
				period.
g.	Barclays(7)	August 23, 2012 - January 23, 2013	2.94% of US$14,500	Upfront	609	-
		Swap Rp139,200 for US$14,500		premium of
				US$426
				(equivalent to
				Rp4,052)
				which was fully
				paid on August
				27, 2012. The
				premium is
				amortized over
				the contract
				period.
h.	HSBC(8)	August 23, 2012 - February 25, 2013	3.20% of US$14,000	Upfront	1,282	-
		Swap Rp134,400 for US$14,000		premium of
				US$448
				(equivalent to
				Rp4,258)
				which was fully
				paid on August
				27, 2012. The
				premium is
				amortized over
				the contract
				period.
i.	HSBC(9)	August 23, 2012 - March 25, 2013	3.70% of US$11,000	Upfront	1,518	-
		Swap Rp105,600 for US$11,000		premium of
				US$407
				(equivalent to
				Rp3,868)
				which was fully
				paid on August
				27, 2012. The
				premium is
				amortized over
				the contract
				period.

Total					7,764	19,906

(6)

On January 25, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp430.

(7)

On February 8, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp2,204.

(8)

On February 27, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp1,176.

(9)

On March 27, 2013, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to Rp1,375.

Cross currency swap contract is structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES (continued)

Interest Rate Swap Contracts

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt (Payment) Date	Amount of Swap Expense Paid (Rp)
					2013	2012
j.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	2,747	3,074
k.	HSBC	April 23, 2008 -September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	5,766	6,407
l.	GSI(12)	September 2, 2008 - June 12, 2013	(8.10% - underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	-	21,068
m.	DBS(13)	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	-	1,811
n.	DBS(14)	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	1,604
o.	BTMUFJ(15)	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	1,111
p.	BTMUFJ(16)	December 4, 2008 - June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	985
q.	BTMUFJ(17)	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	889
r.	StandChart(18)	December 19, 2008 - June 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	1,191
s.	DBS(11)	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	881
t.	DBS(11)	January 21, 2009 - December 12, 2012	3.83% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	762
u.	BTMUFJ(10)	March 2, 2009 - June 12, 2012	4.10% of US$36,500, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	1,321
Total					8,513	41,104

(10)

On June 12, 2012, this contract expired and the Company received zero settlement.

 (11)

On December 12, 2012, this contract expired and the Company received zero settlement.

 (12)

On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp25,854).

 (13)

On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp1,406).

 (14)

On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp1,257).

 (15)

On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp903).

 (16)

On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp813).

 (17)

On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp743).

 (18)  On June 12, 2013, this contract expired and the Company paid settlement loss on the interest rate swap amounting to (Rp1,024).

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES (continued)

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate	Amount of Settlement Gain/(Loss)
				(Rp)
			(in full amounts)	2013	2012
v.	HSBC	August 10, 2011 - January 24, 2012	Rp8,698 to US$1	-	3,200
w.	JP Morgan	August 10, 2011 - January 24, 2012	Rp8,696 to US$1	-	578
x.	StandChart	August 10, 2011 - January 24, 2012	Rp8,696 to US$1	-	966
y.	JP Morgan	August 11, 2011 - January 24, 2012	Rp8,693 to US$1	-	2,774
z.	HSBC	August 11, 2011 - February 28, 2012	Rp8,714 to US$1	-	2,226
aa.	HSBC	August 11, 2011 - February 28, 2012	Rp8,715 to US$1	-	2,775
ab.	JP Morgan	August 12, 2011 - March 29, 2012	Rp8,764 to US$1	-	5,830
ac.	StandChart	August 15, 2011 - May 30, 2012	Rp8,785 to US$1	-	5,495
ad.	StandChart	August 15, 2011 - May 30, 2012	Rp8,787 to US$1	-	5,168
ae.	StandChart	August 16, 2011 - June 12, 2012	Rp8,788 to US$1	-	5,280
af.	DBS	August 19, 2011 - January 27, 2012	Rp8,708 to US$1	-	3,173
ag.	ING	August 19, 2011 - January 27, 2012	Rp8,706 to US$1	-	2,235
ah.	DBS	August 19, 2011 - January 27, 2012	Rp8,705 to US$1	-	2,242
ai.	DBS	August 19, 2011 - June 12, 2012	Rp8,819 to US$1	-	6,430
aj.	JP Morgan	August 19, 2011 - June 12, 2012	Rp8,826 to US$1	-	6,365
ak.	HSBC	August 19, 2011 - June 12, 2012	Rp8,832 to US$1	-	6,160
al.	ING	August 22, 2011 - January 12, 2012	Rp8,662 to US$1	-	5,405
am.	ING	August 22, 2011 - January 30, 2012	Rp8,679 to US$1	-	4,053
an.	DBS	August 22, 2011 - February 28, 2012	Rp8,715 to US$1	-	4,786
ao.	ING	August 22, 2011 - March 28, 2012	Rp8,737 to US$1	-	6,070
ap.	ING	August 23, 2011 - January 12, 2012	Rp8,644 to US$1	-	5,585
aq.	ING	August 23, 2011 - January 12, 2012	Rp8,647 to US$1	-	5,555
ar.	GSI	August 23, 2011 - January 12, 2012	Rp8,640 to US$1	-	4,500
as.	GSI	August 24, 2011 - January 27, 2012	Rp8,645 to US$1	-	4,940
at.	RBS	August 24, 2011 - February 10, 2012	Rp8,666 to US$1	-	3,901
au.	GSI	August 24, 2011 - February 29, 2012	Rp8,663 to US$1	-	6,005
av.	GSI	August 24, 2011 - February 29, 2012	Rp8,675 to US$1	-	6,107
aw.	ING	September 14, 2012 - January 11, 2013	Rp9,631 to US$1	4,564	-
ax.	GSI	September 17, 2012 - January 11, 2013	Rp9,560 to US$1	3,487	-
ay.	BNP Paribas	November 14, 2012 - February 8, 2013	Rp9,683 to US$1	20	-
az.	Barclays	November 29, 2012 - March 4, 2013	Rp9,697 to US$1	(560)	-
ba.	BNP Paribas	November 30, 2012 - March 4, 2013	Rp9,669 to US$1	-	-
bb.	JP Morgan	December 3, 2012 - March 5, 2013	Rp9,638 to US$1	862	-

20.

DERIVATIVES (continued)

Currency Forward Contracts (continued)

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate	Amount of Settlement Gain/(Loss)
				(Rp)
			(in full amounts)	2013	2012
bc.	ING	December 4, 2012 - March 6, 2013	Rp9,666 to US$1	658	-
bd.	Barclays	December 5, 2012 - February 5, 2013	Rp9,690 to US$1	1,175	-
be.	DBS	December 5, 2012 - February 5, 2013	Rp9,695 to US$1	1,102	-
bf.	DBS	December 7, 2012 - February 11, 2013	Rp9,702 to US$1	496	-
bg.	JP Morgan	December 10, 2012 - March 13, 2013	Rp9,865 to US$1	(4,425)	-
bh.	DBS	December 10, 2012 - March 12, 2013	Rp9,853 to US$1	(2,475)	-
bi.	Barclays	December 12, 2012 - February 11, 2013	Rp9,770 to US$1	(1,118)	-
bj.	JP Morgan	December 12, 2012 - February 11, 2013	Rp9,765 to US$1	(1,140)	-
bk.	BNP Paribas	December 17, 2012 - March 20, 2013	Rp9,775 to US$1	(1,425)	-
bl.	ING	December 18, 2012 - March 20, 2013	Rp9,770 to US$1	(780)	-
bm.	StandChart	January 22, 2013 - March 27, 2013	Rp9,815 to US$1	(1,080)	-
bn.	BTMU Singapore	January 22, 2013 - May 3, 2013	Rp9,834 to US$1	(1,457)	-
bo.	BNP Paribas	February 27, 2013 - May 3, 2013	Rp9,721 to US$1	11	-
bp.	ING	February 28, 2013 - May 3, 2013	Rp9,697 to US$1	701	-
bq.	BTMU Singapore	February 6, 2013 - May 3, 2013	Rp9,709 to US$1	937	-
br.	BTMU Singapore	February 25, 2013 - April 9, 2013	Rp9,732 to US$1	239	-
bs.	BTMU Singapore	February 27, 2013 - May 3, 2013	Rp9,743 to US$1	(273)	-
bt.	DBS	February 8, 2013 - April 9, 2013	Rp9,694 to US$1	1,236	-
bu.	DBS	February 21, 2013 - April 9, 2013	Rp9,731 to US$1	498	-
bv.	Barclays	February 28, 2013 - May 13, 2013	Rp9,708 to US$1	141	-
bw.	StandChart	February 4, 2013 - May 28, 2013	Rp9,795 to US$1	105	-
bx.	CIMB Niaga	February 11, 2013 - May 28, 2013	Rp9,729 to US$1	1,095	-
by.	JP Morgan	March 6, 2013 - May 10, 2013	Rp9,735 to US$1	60	-
bz.	StandChart	March 11, 2013 - May 28, 2013	Rp9,787 to US$1	300	-
ca.	DBS	March 13, 2013 - May 28, 2013	Rp9,779 to US$1	414	-
cb.	BNP Paribas	March 14, 2013 - June 5, 2013	Rp9,790 to US$1	2,111	-
cc.	Barclays	March 14, 2013 - June 5, 2013	Rp9,788 to US$1	2,427	-
cd.	ING	March 15, 2013 - June 3, 2013	Rp9,784 to US$1	2,506	-
ce.	Natixis	March 19, 2013 - June 5, 2013	Rp9,793 to US$1	1,746	-
cf.	JP Morgan	March 19, 2013 - June 5, 2013	Rp9,787 to US$1	1,835	-
cg.	JP Morgan	March 19, 2013 - July 26, 2013	Rp9,870 to US$1	-	-
ch.	JP Morgan	March 19, 2013 - July 26, 2013	Rp9,870 to US$1	-	-
ci.	CIMB Niaga	March 20, 2013 - June 17, 2013	Rp9,835 to US$1	1,014	-
cj.	BNP Paribas	March 22, 2013 - July 3, 2013	Rp9,900 to US$1	-	-
ck.	Barclays	March 26, 2013 - July 3, 2013	Rp9,899 to US$1	-	-
cl.	CIMB Niaga	March 26, 2013 - June 5, 2013	Rp9,833 to US$1	620	-
cm.	CIMB Niaga	March 26, 2013 - June 5, 2013	Rp9,817 to US$1	620	-

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES (continued)

Currency Forward Contracts (continued)

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate	Amount of Settlement Gain/(Loss)
(Rp)
			(in full amounts)	2013	2012
cn.	BNP Paribas	March 27, 2013 - June 5, 2013	Rp9,815 to US$1	2,638	-
co.	DBS	March 27, 2013 - June 5, 2013	Rp9,814 to US$1	840	-
cp.	Danareksa	March 26, 2013 - June 5, 2013	Rp9,834 to US$1	220	-
cq.	Merrill Lynch	April 9, 2013 - July 3, 2013	Rp9,807 to US$1	-	-
cr.	Merrill Lynch	April 10, 2013 - July 3, 2013	Rp9,755 to US$1	-	-
cs.	Merrill Lynch	April 25, 2013 - August 2, 2013	Rp9,805 to US$1	-	-
ct.	DBS	April 26, 2013 - August 2, 2013	Rp9,802 to US$1	-	-
cu.	StandChart	May 27, 2013 - July 26, 2013	Rp9,884 to US$1	-	-
cv.	BTMU	May 31, 2013 - July 26, 2013	Rp9,929 to US$1	-	-
cw.	DBS	June 5, 2013 - August 26, 2013	Rp9,965 to US$1	-	-
cx.	Danareksa	June 5, 2013 - September 16, 2013	Rp9,996 to US$1	-	-
cy.	CIMB Niaga	June 12, 2013 - September 16, 2013	Rp9,988 to US$1	-	-
cz.	CIMB Niaga	June 20, 2013 - July 8, 2013	Rp10,015 to US$1	-	-
da.	StandChart	June 21, 2013 - November 25, 2013	Rp10,240 to US$1	-	-
db.	CIMB Niaga	June 27, 2013 - January 6, 2014	Rp10,285 to US$1	-	-
dc.	CIMB Niaga	June 27, 2013 - January 6, 2014	Rp10,282 to US$1	-	-
	Total			19,945	117,804

21.

FINANCIAL ASSETS AND LIABILITIES

The Group has various financial assets such as trade and other accounts receivable, unrestricted and restricted cash and cash equivalents and finance lease receivables, which arise directly from the Group’s operations. The Group’s principal financial liabilities, other than derivatives, consist of loans and bonds payable, procurement payable, and trade and other accounts payable. The main purpose of these financial liabilities is to finance the Group’s operations. The Company also enters into derivative transactions, primarily cross currency swaps and interest rate swaps, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

21.

FINANCIAL ASSETS AND LIABILITIES (continued)

The following table sets forth the carrying values and estimated fair values of the Group’s financial instruments that are carried in the consolidated statements of financial position as of                     June 30, 2013, and December 31, 2012 and January 1, 2012 / December 31, 2011:

	Carrying Amount			Fair Value
			January 1,			January 1,
			2012 /			2012 /
	June 30,	December 31,	December 31,	June 30,	December 31,	December 31,
	2013	2012	2011	2013	2012	2011
Current Financial Assets
Cash and cash equivalents	1,798,075	3,917,236	2,224,206	1,798,075	3,917,236	2,224,206
Accounts receivable - trade
and others - net	2,645,689	2,061,160	1,505,756	2,645,689	2,061,160	1,505,756
Derivative assets	33,082	69,654	159,349	33,082	69,654	159,349
Other current financial
assets - net	11,020	13,382	24,790	11,020	13,382	24,790
Total current financial
Assets	4,487,866	6,061,432	3,914,101	4,487,866	6,061,432	3,914,101
Non-current Financial Assets
Due from related parties	7,274	10,358	10,654	6,434	9,539	8,967
Other non-current
financial assets - net	1,374,350	1,543,140	212,270	1,373,228	1,541,388	207,991
Total non-current
financial assets	1,381,624	1,553,498	222,924	1,379,662	1,550,927	216,958
Total Financial Assets	5,869,490	7,614,930	4,137,025	5,867,528	7,612,359	4,131,059
Current Financial Liabilities
Short-term bank loan	949,689	299,529	1,499,256	949,689	299,529	1,499,256
Accounts payable - trade	414,790	231,737	319,058	414,790	231,737	319,058
Procurement payable	2,755,581	2,737,850	3,475,862	2,755,581	2,737,850	3,475,862
Accrued expenses	1,982,576	1,961,285	1,895,613	1,982,576	1,961,285	1,895,613
Deposits from customers	41,785	43,825	37,265	41,785	43,825	37,265
Derivative liabilities	40,759	81,241	138,189	40,759	81,241	138,189
Loans payable - current
portion	2,186,802	2,669,218	3,300,537	2,286,209	2,791,147	3,927,062
Bonds payable - current
portion	1,628,120	1,329,175	41,989	1,656,562	1,343,205	43,137
Other current financial
liabilities	510,192	289,164	71,828	510,192	289,164	71,828
Total current financial
liabilities	10,510,294	9,643,024	10,779,597	10,638,143	9,778,983	11,407,270
Non-current Financial
Liabilities
Due to related parties	28,744	42,789	15,480	25,428	39,405	13,030
Obligations under finance lease	3,141,125	3,101,910	770,081	3,141,125	3,101,910	770,081
Loans payable -
non-current portion	2,999,161	3,703,822	6,425,779	2,691,385	3,331,132	5,864,354
Bonds payable -
non-current portion	12,535,473	13,986,507	12,138,353	13,299,882	15,318,676	13,334,903
Other non-current financial liabilities	55,268	69,273	107,433	52,384	66,433	101,068
Total non-current
financial liabilities	18,759,771	20,904,301	19,457,126	19,210,204	21,857,556	20,083,436
Total Financial Liabilities	29,270,065	30,547,325	30,236,723	29,848,347	31,636,539	31,490,706

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

21.

FINANCIAL ASSETS AND LIABILITIES (continued)

The fair values of the financial assets and liabilities are presented at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Short-term financial assets and liabilities:

•

Short-term financial instruments with remaining maturities of one year or less (cash and cash equivalents, trade and other accounts receivable, other current financial assets, short-term bank loan, trade accounts payable, procurement payable, accrued expenses, deposits from customers and other current financial liabilities).

These financial instruments approximate their carrying amounts largely due to their short-term maturities.

•

Derivative financial instruments

Cross currency swap contracts

These derivatives are measured at their fair values using internal valuation techniques as no quoted market prices exist for such instruments. The principal technique used to value these instruments is the use of discounted cash flows. The key inputs include interest rate yield curves, foreign exchange rates, Credit Default Spread (“CDS”), and the spot price of the underlying instruments.

Interest rate swap contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include interest rate yield curves and payment dates.

Currency forward contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include foreign exchange rates, payment dates and the spot price of the underlying instruments.

Long-term financial assets and liabilities:

•

Long-term fixed-rate and variable-rate financial liabilities (unquoted loans and bonds payable)

The fair value of these financial liabilities is determined by discounting future cash flows using applicable rates from observable current market transactions for instruments with similar terms, credit risk and remaining maturities.

•

Other long-term financial assets and liabilities (due from/to related parties, obligations under finance lease and other non-current financial assets)

Estimated fair value is based on discounted value of future cash flows adjusted to reflect counterparty risk (for financial assets) and the Group’s own credit risk (for financial liabilities) and using risk-free rates for similar instruments.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

21.

FINANCIAL ASSETS AND LIABILITIES (continued)

Long-term financial assets and liabilities (continued):

•

Financial instruments quoted in an active market

The fair value of the bonds issued by the Company which are traded in an active market is determined with reference to their quoted market prices.

For equity investments classified as available-for-sale, the fair value is determined based on the latest market quotation as published by the Indonesia Stock Exchange as of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011.

Fair Value Hierarchy

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The best evidence of fair value is quoted prices in an active market. If the market for a financial instrument is not active, an entity establishes fair value by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been on the measurement date in an arm's length exchange motivated by normal business considerations. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the entity uses that technique. The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on any available observable market data.

The Company’s fair value hierarchy as of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 is as follows:

	June 30, 2013
		Quoted prices	Significant
		in active	and
		markets for	observable
		identical	inputs,	Significant
		assets or	directly or	unobservable
		liabilities	indirectly	inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Current Financial Assets
Derivative assets	33,082	-	33,082	-
Non-current Financial Assets
Other non-current financial assets - net	1,247,097	1,247,097	-	-
Total Financial Assets	1,280,179	1,247,097	33,082	-
Current Financial Liabilities
Derivative liabilities	40,759	-	40,759	-

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

21. FINANCIAL ASSETS AND LIABILITIES (continued)

Fair Value Hierarchy (continued)

	December 31, 2012
		Quoted prices	Significant
		in active	and
		markets for	observable
		identical	inputs,	Significant
		assets or	directly or	unobservable
		liabilities	indirectly	inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Current Financial Assets
Derivative assets	69,654	-	69,654	-
Non-current Financial Assets
Other non-current financial assets	1,367,010	1,367,010	-	-
Total Financial Assets	1,436,664	1,367,010	69,654	-
Current Financial Liabilities
Derivative liabilities	81,241	-	81,241	-

	January 1, 2012 / December 31, 2011
		Quoted prices	Significant
		in active	and
		markets for	observable
		identical	inputs,	Significant
		assets or	directly or	unobservable
		liabilities	indirectly	inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Current Financial Assets
Derivative assets	159,349	-	159,349	-
Current Financial Liabilities
Derivative liabilities	138,189	-	138,189	-
Embedded derivatives	49,518	-	49,518	-
Total Financial Liabilities	187,707	-	187,707	-

For the six-month period ended June 30, 2013 and years ended December 31, 2012 and January 1, 2012 / December 31, 2011, there were no transfers between Level 1 and Level 2 fair value measurements.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

22.

EMPLOYEE BENEFIT OBLIGATIONS - NET OF CURRENT PORTION

This account consists of the non-current portion of employee benefit obligations as follows:

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011
Post-retirement healthcare (Note 30)	697,279	632,735	555,752
Labor Law 13 (Note 30)	280,006	249,313	194,329
Service award	45,219	41,479	35,071
Accumulated leave benefits	3,148	2,697	2,161
Total	1,025,652	926,224	787,313

23. CAPITAL STOCK

The Company’s capital stock ownership as of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 is as follows:

	Number of		Percentage
	Shares Issued		of Ownership
Stockholders	and Fully Paid	Amount	(%)

June 30, 2013
A Share
Government	1	-	-
B Shares
Ooredoo Asia, Pte. Ltd.	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
SKAGEN Funds (SKAGEN AS)	295,293,450	29,529	5.43
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	829,948,450	82,995	15.28
Total	5,433,933,500	543,393	100.00

December 31, 2012
A Share
Government	1	-	-
B Shares
Ooredoo Asia, Pte. Ltd.	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
SKAGEN Funds (SKAGEN AS)	299,382,400	29,938	5.51
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	825,859,500	82,586	15.20
Total	5,433,933,500	543,393	100.00

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

23. CAPITAL STOCK (continued)

	Number of		Percentage
	Shares Issued		of Ownership
Stockholders	and Fully Paid	Amount	(%)

January 1, 2012 / December 31, 2011
A Share
Government	1	-	-
B Shares
Ooredoo Asia, Pte. Ltd.	3,532,056,600	353,206	65.00
Government	776,624,999	77,662	14.29
SKAGEN Funds (SKAGEN AS)	305,498,450	30,550	5.62
Director:
Fadzri Sentosa	10,000	1	0.00
Others (each holding below 5%)	819,743,450	81,974	15.09
Total	5,433,933,500	543,393	100.00

The “A” share is a special share held by the Government and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, which has a veto right with respect to                                (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of the Company. The holder of “A” share also has the right to appoint one director and one commissioner of the Company.

24.

REVENUES

The breakdown of this account for the six-month periods ended June 30, 2013 and 2012 is as follows:

	2013	2012
Cellular
Usage charges	4,525,614	3,977,521
Value-added services	3,485,525	3,731,968
Interconnection services (Note 36)	1,294,654	756,130
Monthly subscription charges	679,272	70,603
Tower leasing (Note 2u,33h)	271,959	244,676
Upfront discount and Customer Loyalty Program (Note 2k,2u)	(793,992)	(481,726)
Others	108,753	121,205
Sub-total	9,571,785	8,420,377

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

24.

REVENUES (continued)

MIDI	2013	2012
Internet Protocol Virtual Private Network (IP VPN)	393,694	357,440
Internet	236,284	193,151
World link and direct link	189,811	156,369
Multiprotocol Label Switching (MPLS)	177,395	144,443
Application services	134,628	103,734
Satellite lease	131,532	98,715
Value added service (Note 2u)	66,283	80,945
Leased line	66,258	42,624
Digital data network	64,254	54,300
Frame net	49,936	68,294
Others	89,883	56,840
Sub-total	1,599,958	1,356,855
Fixed Telecommunications
International Calls	436,149	362,809
Fixed Line	67,003	57,607
Fixed Wireless	33,164	58,868
Sub-total	536,316	479,284
Total	11,708,059	10,256,516

The details of net revenues received by the Company from agency relationships for the six-month periods ended June 30, 2013 and 2012 are as follows:
	2013	2012
Gross revenues	3,553,959	3,778,161
Compensation to value added service providers	(68,434)	(46,193)
Net revenues	3,485,525	3,731,968

Operating revenues from related parties amounted to Rp1,036,252 and Rp772,784 for the six-month periods ended June 30, 2013 and 2012, respectively. These amounts represent 8.85% and 7.45% of the total operating revenues for the six-month periods ended June 30, 2013 and 2012, respectively.

The operating revenues from interconnection services are presented on a gross basis.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

25.

COST OF SERVICES

The breakdown of this account for the six-month periods ended June 30, 2013 and 2012 is as follows:

	2013	2012
Interconnection (Note 36)	1,481,315	965,443
Radio frequency fee (Notes 33i and 35)	1,102,077	967,954
Maintenance	435,908	379,689
Utilities	431,200	434,603
Rent (Note 33j)	386,099	318,209
Blackberry access fee	263,760	241,949
Leased circuits	241,760	184,152
USO (Note 35)	136,386	137,824
Cost of SIM cards and pulse reload vouchers	115,835	106,172
Concession fee (Note 35)	70,093	68,585
Installation	61,553	79,572
Delivery and transportation	53,141	47,590
License	14,714	24,580
Billing and collection	13,629	27,257
Cost of handsets and modems	4,662	7,204
Others	35,668	25,308
Total	4,847,800	4,016,091

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers (Note 2k).

26.  PERSONNEL

The breakdown of this account for the six-month periods ended June 30, 2013 and 2012 is as follows:

	2013	2012
Salaries	301,704	272,271
Incentives and other employee benefits	171,202	162,056
Employee income tax	93,224	77,302
Bonuses	89,411	63,913
Post-retirement healthcare benefits (Note 30)	69,608	45,788

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

26.  PERSONNEL (continued)

	2013	2012
Separation, appreciation and compensation expense
under Labor Law No. 13/2003 (Note 30)	32,550	28,492
Medical expense	28,198	28,323
Pension (Note 30)	11,224	7,876
Early retirement**	1,672	-
Severance benefits under Voluntary Separation Scheme (“VSS”)*	-	6,330
Others	3,883	5,443
Total	802,676	697,794

*

On January 20,  2011 and January 2, 2012, the Company’s and Lintasarta’s Boards of Directors issued Directors’ Decree No. 003/Direksi/2011 and Directors Decree No. 015/Direksi/40000/2012, regarding the Organizational Restructuring Program through an offering scheme on the basis of mutual agreement between the Company / Lintasarta and certain employees (VSS), that became effective on the same date. For the six-month period ended June 30, 2012, there were 24 employees of  Lintasarta  who availed themselves of the scheme, and the benefits paid amounted toRp6,330.

**On June 27, 2006, the company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package. For the six-month period ended June 30, 2013, there were 3 employees who took the option.

The personnel expenses capitalized to properties under construction and installation for the six-month periods ended June 30, 2013 and 2012 amounted to Rp22,745and Rp26,492, respectively.

27.

GENERAL AND ADMINISTRATION

The breakdown of this account for the six-month periods ended June30, 2013 and 2012 is as follows:

	2013	2012
Professional fees	117,573	67,805
Rent	67,864	51,501
Provision for impairment of receivables – net (Note 5)	37,778	57,665
Transportation	32,232	32,656
Insurance	16,180	19,582
Office	14,336	16,583
Training, education and research	12,915	7,782
Public relations	9,759	5,111
Social activities	7,857	8,541
Utilities	6,579	7,381
Others (each below Rp5,000)	32,874	23,992
Total	355,947	298,599

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

28.

FINANCING COST

The breakdown of this account for the six-month periods ended June 30, 2013 and 2012 is as follows:

	2013	2012
Interest on loans	811,074	838,571
Finance charges under finance lease	223,254	82,377
Amortization of debt and bonds issuance
costs, consent solicitation fees and discount (Notes 14, 18 and 19)	32,116	50,688
Interest expense from Lintasarta’s USO Project	5,045	5,998
Bank charges	1,259	2,825
Total	1,072,748	980,459

29.

GAIN ON TOWER SALE

On February 7, 2012, the Company entered into an Asset Sale Agreement with PT Tower Bersama Infrastructure Tbk and its subsidiary, PT Solusi Menara Bersama (collectively referred to as “Tower Bersama”), whereby the Company agreed to sell 2,500 of its telecommunication towers to Tower Bersama for a total consideration of US$518,500, consisting of US$406,000 to be paid upfront and a maximum potential deferred payment of US$112,500. The upfront payment includes PT Tower Bersama Infrastructure Tbk's shares of not less than 5% of the increase in its capital stock (upon the Rights Issue of PT Tower Bersama Infrastructure Tbk). Based on the agreement, the Company also agreed to lease back the spaces in the 2,500 telecommunication towers for 10 years period with fixed monthly lease rate of US$1,300 per tower slot (in full amount). The leases have an option to be renewed for a further 10-year period.

On August 2, 2012, the Company and Tower Bersama closed the sale-and-leaseback transaction of 2,500 telecommunication towers. On the closing date of such transaction, the Company received cash amounting to US$326,289 (equal to Rp3,092,894) and obtained 5% ownership (equal to 239,826,310 shares) in Tower Bersama with a value of US$103,101 (equal to Rp977,292) (Note 12).

The total consideration of US$429,390 (equal to Rp4,070,187) is allocated to the sales of propertyand equipment amounting to Rp3,870,600 and the remainder is allocated to prepaid land lease andexisting tower lease contracts from the 2,500 towers. The total carrying amount of the separatelyidentifiable components of the transaction is Rp1,534,494 which includes the carrying amount ofproperty and equipment amounting to Rp1,372,674. As of closing date, the Company recorded theexcess of the selling price over the carrying amounts amounting to Rp2,535,693(including theRp2,497,926 from the sale of property and equipment) as “Gain on Sale of Towers” of Rp1,125,192,and “Deferred Gain on Sales and Leaseback” of Rp1,410,501. The deferred gain will be amortizedover the term of the lease, being 10 years.

As of December 31, 2012, the Company recognized total “Gain on Sale of Towers” of Rp1,183,963,which includes the amortization of the “Deferred Gain on Sales and Leaseback”. As of June 30, 2013and December 31, 2012, the current portion of outstanding deferred gain on sale and leasebackamounting to Rp141,050 and Rp141,050 respectively, are presented as part of “Other Current Liabilities”,while theIong-term portion of the deferred gain on sales and leaseback amounting to Rp1,140,155 andRp1,210,680, respectively, are presented as part of “Other Non-current Liabilities”.

For the six-month period ended June 30, 2013, the Company recorded amortization of deferred gain on sale  and leaseback amounting to Rp70,525.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their respective qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and the premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000 and were paid on due dates.

On March 1, 2007, the Company entered into an agreement with Jiwasraya to provide defined death insurance plan to 1,276 employees as of January 1, 2007, who were not covered by the defined benefit pension plan as stated above. Based on the agreement, a participating employee will receive:

•

Expiration benefit equivalent to the cash value at the normal retirement age, or

•

Death benefit not due to accident equivalent to 100% of insurance money plus cash value when the employee dies not due to accident, or

•

Death benefit due to accident equivalent to 200% of insurance money plus cash value when the employee dies due to accident.

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008, January to December 2009, January to December 2010, January to December 2011,  January to December 2012 and January to June 2013, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees, Rp415 for additional 81 employees, Rp120 for additional 14 employees, Rp378 for additional 41 employees, Rp883 for additional 143 employees and Rp225 for additional 30 employees, respectively.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefits and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in basic pension salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and the premium payment pattern were changed. This agreement has been effective starting January 1, 2005. The total premium installments based on the agreement amounted to Rp61,623, which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of
April 1, 2003. The conditions under the new agreement include the following:

•

An increase in basic pension salary by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totalling Rp1,653 which are payable starting 2005 until 2015.

The contributions made by Lintasarta to Jiwasraya amounted toRp9,653 each for the six-month periods ended June 30, 2013 and 2012, respectively.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The net periodic pension cost for the pension plans of the Company and Lintasarta for thesix-month periods ended June 30, 2013 and 2012 was calculated based on actuarial valuations as of December 31, 2012 and 2011, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2013	2012
Annual discount rate	6.0%	7.0 - 7.5%
Expected annual rate of return on plan assets	4.5 - 8.0%	4.5 - 9.0%
Annual rate of increase in compensation	3.0 - 9.0%	3.0 - 9.0%
Mortality rate (Indonesian Mortality Table - TMI)	TMII 2011	TMII 1999

a.

The composition of the net periodic pension cost for the six-month periods ended  June 30, 2013 and  2012 is as follows:

June 30, 2013
	The Company	Lintasarta	Total

Interest cost	14,416	1,796	16,212
Service cost	14,048	1,948	15,996
Amortization of unrecognized actuarial loss	-	860	860
Return on plan assets	(19,824)	(2,020)	(21,844)
Net periodic pension cost (Note 26)	8,640	2,584	11,224

June 30, 2012
	The Company	Lintasarta	Total

Interest cost	14,069	1,961	16,030
Service cost	13,000	1,801	14,801
Amortization of unrecognized actuarial loss	-	593	593
Return on plan assets	(20,913)	(2,635)	(23,548)
Net periodic pension cost (Note 26)	6,156	1,720	7,876

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

b.

The funded status of the plans as of June 30, 2013, December 31, 2012 and January 1, 2012 /         December 31, 2011 is as follows:

				January 1,
				2012 /
	June 30,	December 31,		December 31,
	2013	2012		2011
Plan assets at fair value	617,929	576,335		538,902
Projected benefit obligation	(586,417)	(554,209)	*	(463,074)*
Excess of plan assets over projected
benefit obligation	31,512	22,126		75,828
Unrecognized actuarial loss	57,443	68,175		29,464
Total prepaid pension cost	88,955	90,301		105,292

* net of curtailment effect due to VSS (Note 26)

c.

Movements in the fair value of plan assets for the six-month period ended June 30, 2013 and years ended December 31, 2012 and 2011 are as follows:

June 30, 2013 (Six Months)
	The Company	Lintasarta	Total
Fair value of plan assets
at beginning of period	513,316	63,019	576,335
Expected return on plan assets	19,824	2,020	21,844
Actuarial gain (loss) on plan assets	15,299	(5,427)	9,872
Contributions	225	9,653	9,878
Fair value of plan assets at end of period	548,664	69,265	617,929

December 31, 2012 (One Year)
	The Company	Lintasarta	Total
Fair value of plan assets
at beginning of year	476,890	62,012	538,902
Expected return on plan assets	37,479	3,607	41,086
Actuarial gain (loss) on plan assets	7,815	(3,175)	4,640
Contributions	883	9,653	10,536
Actual benefits paid	(9,751)	(9,078)	(18,829)
Fair value of plan assets at end of year	513,316	63,019	576,335

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

c.

Movements in the fair value of plan assets for the six-month period ended June 30, 2013 and years ended December 31, 2012 and 2011 are as follows (continued):

December 31, 2011 (One year)
	The Company	Lintasarta	Total
Fair value of plan assets
at beginning of year	793,664	59,294	852,958
Expected return on plan assets	47,175	5,038	52,213
Contributions	378	9,653	10,031
Actuarial gain (loss) on plan assets	14,651	(610)	14,041
Actuarial benefits paid	(378,978)	(11,363)	(390,341)
Fair value of plan assets at end of year	476,890	62,012	538,902

d.

Movements in the present value of the defined benefit obligation for the six-month period ended      June 30, 2013 and years ended December 31, 2012 and 2011 are as follows:

June 30, 2013 (Six Months)
	The Company	Lintasarta	Total
Defined benefit obligation at beginning of period	493,854	60,355	554,209
Interest cost	14,416	1,796	16,212
Current service cost	14,048	1,948	15,996
Defined benefit obligation at end of period	522,318	64,099	586,417

December 31, 2012 (One Year)

The Company

Lintasarta

Total

Defined benefit obligation at beginning of year

409,808

53,266

463,074

Interest cost

28,346

3,590

31,936

Current service cost

25,617

3,219

28,836

Actuarial loss on obligation

2,434

7,632

10,066

Effect of settlement

-

(4,360

)

(4,360)Actual benefit paid(9,751)(3,909)(13,660)

Effect of curtailment

-

917

917

Effect of changes in actuarial assumption

37,400

-

37,400

Defined benefit obligation at end of year

493,854

60,355

554,209

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

d.

Movements in the present value of the defined benefit obligation for the six-month period ended      June 30, 2013 and years ended December 31, 2012 and 2011 are as follows (continued):

December 31, 2011 (One Year)
	The Company	Lintasarta	Total
Defined benefit obligation at beginning of year	700,410	50,215	750,625
Interest cost	43,786	4,189	47,975
Current service cost	27,167	3,839	31,006
Actuarial loss (gain) on obligation	(12,066)	4,315	(7,751)
Effect of settlement	(358,597)	(9,080)	(367,677)
Actual benefits paid	(18,750)	(1,857)	(20,607)
Effect of curtailment	(18,886)	1,645	(17,241)
Effect of changes in actuarial assumptions	46,744	-	46,744
Defined benefit obligation at end of year	409,808	53,266	463,074

e.

Movements in the prepaid pension cost for the six-month period ended June 30, 2013 and years ended December 31, 2012 and 2011 are as follows:

June 30, 2013 (Six Months)
	The Company	Lintasarta	Total
Prepaid pension cost at beginning of period	60,130	30,171	90,301
Contribution to Jiwasraya	225	9,653	9,878
Net periodic pension cost	(8,640)	(2,584)	(11,224)
Prepaid pension cost at end of period	51,715	37,240	88,955

December 31, 2012 (One Year)
	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	75,731	29,561	105,292
Contribution to Jiwasraya	883	9,653	10,536
Net periodic pension cost	(16,484)	(8,235)	(24,719)
Refund from Jiwasraya	-	(808)	(808)
Prepaid pension cost at end of year	60,130	30,171	90,301

December 31, 2011 (One Year)
	The Company	Lintasarta	Total
Prepaid pension cost at beginning of year	82,871	30,390	113,261
Contribution to Jiwasraya	378	9,653	10,031
Net periodic pension cost	(5,887)	(10,056)	(15,943)
Refund from Jiwasraya	(1,631)	(426)	(2,057)
Prepaid pension cost at end of year	75,731	29,561	105,292

30.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

f.

Prepaid pension cost consists of:

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011
Current portion (presented as part of
“Prepaid expenses”)
Company	1,224	1,224	1,730
Lintasarta	232	232	381
	1,456	1,456	2,111
Long-term portion (presented as “Long-term
prepaid pension - net of current portion”)
Company	50,491	58,906	74,001
Lintasarta	37,008	29,939	29,180
	87,499	88,845	103,181
Total prepaid pension cost	88,955	90,301	105,292

The major categories of plan assets as a percentage of the fair value of total plan assets as of        June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 are as follows:

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011
Investments in mutual funds	63.26%	75.34%	78.11%
Investments in shares and properties	25.50%	7.10%	4.19%
Investments in time deposits	6.69%	12.13%	12.50%
Investments in debt securities	4.55%	5.43%	5.19%
Other investments	0.00%	0.00%	0.01%

The overall expected rate of return on assets is determined based on the market expectations prevailing on that date, applicable to the period over which the obligation is to be settled. There has been a significant change in the expected rate of return on assets due to the improved stock market scenario.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of employees for the six-month periods ended June 30, 2013 and 2012 amounted to Rp26,372 and Rp24,331, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

30.

PENSION PLAN (continued)

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits which are higher under either this law or the defined benefit pension plan.

The net periodic pension cost of the Company and the subsidiaries under the Labor Law for the six-month periods ended June 30, 2013 and 2012 was calculated based on actuarial valuations as of December 31, 2012 and 2011, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2013	2012
Annual discount rate	6.0 - 6.5%	7.5%
Annual rate of increase in compensation	8.0 - 8.5%	8.0 - 9.0%

a.

The composition of the periodic pension cost under the Labor Law for the six-month periods ended June 30, 2013 and 2012 is as follows:

June 30, 2013 (Six Months)
	The Company	Lintasarta	IMM	Total
Service cost	14,348	1,922	1,509	17,779
Interest cost	9,653	1,451	639	11,743
Amortization of unrecognized
actuarial loss	2,243	362	83	2,688
Amortization of unrecognized
past service cost	-	326	14	340
Net periodic pension
cost under the Labor
Law (Note 26)	26,244	4,061	2,245	32,550

June 30, 2012 (Six Months)
	The Company	Lintasarta	IMM	Total
Service cost	12,483	1,045	1,492	15,020
Interest cost	9,328	902	595	10,825
Amortization of unrecognized
actuarial loss (gain)	2,365	(118)	54	2,301
Amortization of unrecognized
past service cost	-	332	14	346
Net periodic pension
cost under the Labor
Law (Note 26)	24,176	2,161	2,155	28,492

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

b.

The composition of the accrued pension cost under the Labor Law as of June 30, 2013,    December 31, 2012 and January 1, 2012/ December 31, 2011is as follows:

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011
Projected benefit obligation	395,305	367,641*	291,135*
Unrecognized actuarial loss	(102,725)	(105,413)	(83,494)
Unrecognized past service cost	(7,455)	(7,795)	(8,612)
Net accrued pension cost under the Labor Law	285,125	254,433	199,029

*net of curtailment effectdue to VSS (Note 26)

c.

Movements in the present value of pension cost obligation under the Labor Law for the six-month period ended June 30, 2013 and years ended December 31, 2012 and 2011 are as follows:

June 30, 2013 (Six Months)
	The Company	Lintasarta	IMM	Total
Benefit obligation
at beginning of period	299,410	48,489	19,742	367,641
Current service cost	14,348	1,922	1,509	17,779
Interest cost	9,653	1,451	639	11,743
Actual benefits paid	(1,858)	-	-	(1,858)
Benefit obligation
at end of period	321,553	51,862	21,890	395,305

December 31, 2012 (One Year)

The Company

Lintasarta

IMM

Total

Benefit obligation

at beginning of year

250,988

24,160

15,987

291,135

Current service cost

25,711

3,289

2,632

31,632

Interest cost

18,776

1,775

1,166

21,717

Actuarial loss (gain)

on obligation

(889

)

16,734

57

15,902

Actual benefits paid

(1,290

)

(186

)

(878

)(2,354)

Effects of curtailment

-

(395

)

-

(395)

Immediate recognition of

past service cost

-

-

(523

)(523)

Effects of changes in

actuarial assumptions

6,114

3,112

1,301

10,527

Benefit obligation

at end of year

299,410

48,489

19,742

367,641

30.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

c.

Movements in the present value of pension cost obligation under the Labor Law for the six-month period ended June 30, 2013 and years ended December 31, 2012 and 2011 are as follows (continued):

December 31, 2011 (One Year)

The Company

Lintasarta

IMM

Total

Benefit obligation

at beginning of year

182,572

24,340

10,842

217,754

Current service cost

24,740

2,003

2,612

29,355

Interest cost

12,855

2,064

969

15,888

Actuarial loss (gain) on

obligation

75,163

(5,182

)

(1,442

)

68,539

Actual benefits paid

(1,826

)

(111

)

(255

)(2,192)

Effect of curtailment

(38,828

)

(890

)

-

(39,718)

Effect of changes in

actuarial assumptions

(3,688

)

1,936

3,261

1,509

Benefit obligation

at end of year

250,988

24,160

15,987

291,135

d.

Movements in the accrued pension cost under the Labor Law for the six-month period ended    June 30, 2013 and years ended December 31, 2012 and 2011 are as follows:

June 30, 2013 (Six Months)
	The Company	Lintasarta	IMM	Total
Accrued pension cost under
the Labor Law at beginning
of period	213,139	26,432	14,862	254,433
Periodic Labor Law cost	26,244	4,061	2,245	32,550
Benefit payment	(1,858)	-	-	(1,858)
Accrued pension cost under
the Labor Law at end
of period	237,525	30,493	17,107	285,125

December 31, 2012 (One Year)

The Company

Lintasarta

IMM

Total

Accrued pension cost under

the Labor Law at beginning

of year

165,213

21,489

12,327

199,029

Periodic Labor Law cost

49,216

5,129

3,413

57,758

Benefit payment

(1,290

)

(186

)

(878

)(2,354)

Accrued pension cost under

the Labor Law at end

of year

213,139

26,432

14,862

254,433

30.

PENSION PLAN (continued)

d.

Movements in the accrued pension cost under the Labor Law for the six-month period ended    June 30, 2013 and years ended December 31, 2012 and 2011 are as follows (continued):

December 31, 2011 (One Year)

The Company

Lintasarta

IMM

Total

Accrued pension cost under

the Labor Law at beginning

of year

164,285

17,648

8,944

190,877

Periodic Labor Law cost

2,754

3,952

3,638

10,344

Benefit payment

(1,826

)

(111

)

(255

)

(2,192)

Accrued pension cost under

the Labor Law at end

of year

165,213

21,489

12,327

199,029

The current portion of pension cost under the Labor Law included in accrued expenses (Note 17) amounted to Rp5,119, Rp5,119 and Rp4,700 as of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, respectively. The non-current portion included in employee benefit obligations amounted to Rp280,006, Rp249,313 and Rp194,329 (Note 22) as of June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011, respectively.

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been officially registered in the administration records of the Company are also eligible to receive benefits. If the employees die, the spouse and children are still eligible for the post-retirement healthcare until the spouse dies or remarries and the children reach the age of 25 or get married.

The utilization of post-retirement healthcare is limited to an annual maximum ceiling that refers to monthly pension from Jiwasraya as follows:

•

16 times the Jiwasraya monthly pension for a pensioner who receives monthly pension from Jiwasraya

•

16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000

•

16 times the last monthly pension for a pensioner who retires after July 1, 2003 and does not receive Jiwasraya monthly pension.

The net periodic post-retirement healthcare cost for the six-month periods ended June 30, 2013 and 2012 was calculated based on actuarial valuations as of December 31, 2012 and 2011, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

	2013	2012
Annual discount rate	7.0%	8.0%
Ultimate cost trend rate	6.0%	6.0%
Next year trend rate	10.0%	12.0%
Period to reach ultimate cost trend rate	2 years	3 years

30.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

a.

The composition of the periodic post-retirement healthcare cost for the six-month periods ended June 30, 2013 and 2012 is as follows:

	2013	2012
Interest cost	35,354	27,253
Service cost	20,059	13,306
Amortization of unrecognized past service cost	3,831	3,869
Amortization of unrecognized actuarial loss	10,364	1,360
Periodic post-retirement healthcare cost (Note 26)	69,608	45,788

b.

The composition of the accrued post-retirement healthcare cost as of June 30, 2013,       December 31, 2012 and January 1, 2012 / December 31, 2011 is as follows:

			January 1,
			2012 /
	June 30,	December 31,	December 31,
	2013	2012	2011
Projected benefit obligation	1,068,022	1,017,673	687,789 *
Unrecognized actuarial loss	(351,752)	(362,116)	(103,679)
Unrecognized past service cost	(3,831)	(7,662)	(15,401)
Net accrued post-retirement healthcare cost	712,439	647,895	568,709

*net of curtailment effect during 2011 due to VSS (Note 26)

c.

Movements in the present value of defined benefit obligation during the six-month period ended June 30, 2013 and years ended December 31, 2012 and 2011 are as follows:

January 1,

2012 /

June 30,

December 31,

December 31,

201320122011

Balance at beginning of period / year

1,017,673

687,789

846,636

Interest cost

35,354

54,484

68,955

Service cost

20,059

27,712

24,149

Actual benefits paid

(5,064)

(13,470

)

(10,978)

Effect of changes in actuarial assumptions

-

239,705

150,330

Effect of curtailment

-

-

(230,600)

Actuarial gain on obligation

-

21,453

(160,703)

Balance at end of period /year

1,068,022

1,017,673

687,789

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

d.

Movements in the accrued post-retirement healthcare cost during the six-month period ended   June 30, 2013 and years ended December 31, 2012 and 2011 are as follows:

January 1,

2012 /

June 30,

December 31,

December 31,

201320122011

Balance at beginning of period / year

647,895

568,709

653,940

Net periodic post-retirement healthcare cost (income)

69,608

92,656

(74,253)

Benefit payments

(5,064)

(13,470

)

(10,978)

Balance at end of period / year

712,439

647,895

568,709

The current portion of post-retirement healthcare cost included in accrued expenses amounted to Rp15,160, Rp15,160 and Rp12,957 as of June 30, 2013, December 31, 2012, and January 1, 2012 / December 31, 2011, respectively. The non-current portion included in employee benefit obligations amounted to Rp697,279, Rp632,735 and Rp555,752 as of June 30, 2013, December 31, 2012, and January 1, 2012 / December 31, 2011, respectively (Note 22).

e.

The effect of a one percentage point change in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the six-month period endedJune 30, 2013 and years ended December 31, 2012 and 2011 and in accumulated post-retirement healthcare benefit obligation as of June 30, 2013, December 31, 2012 andJanuary 1, 2012 / December 31, 2011 as follows:

January 1,

2012 /

June 30,

December 31,

December 31,

2013

2012

2011

Increase

Service and interest costs

71,457

82,196

118,454

Accumulated post-retirement healthcare benefit

obligation

1,337,062

1,270,669

844,612

Decrease

Service and interest costs

43,482

82,196

73,626

Accumulated post-retirement healthcare benefit

obligation

863,271

824,853

566,627

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

Amounts of employee benefits for previous annual periods:

      Defined Benefit Pension Plan

January 1, 2012 /

December 31,

December 31,

December 31,

December 31,

December 31,

2012

2011

2010

2009

2008

The Company

Plan assets

513,316

476,890

793,664

763,244

763,700

Projected benefit obligation

(493,854

)

(409,808

)

(700,410

)

(684,611)(512,513)

Excess of plan assets over

projected benefit obligation

19,462

67,082

93,254

78,633

251,187

Experience gain (loss) adjustments

     arising on plan liabilities

(2,434

)

12,066

156,063

(624

)10,588

Experience loss (gain) adjustments

arising on plan assets

(7,815

)

(14,651

)

12,000

8,910

(37,546)

Lintasarta

Plan assets

63,019

62,012

59,294

50,344

41,499

Projected benefit obligation

(60,355

)

(53,266

)

(50,215

)

(41,816)(28,726)

Excess of plan assets over

projected benefit obligation

2,664

8,746

9,079

8,528

12,773

Experience gain (loss) adjustments

     arising on plan liabilities

(356)

560

486

1,100

(3,194)

Experience loss adjustments

arising on plan assets

3,175

610

2,677

3,000

1,632

      Labor Law No. 13/2003

January 1, 2012 /

December 31,

December 31,

December 31,

December 31,

December 31,

2012

2011

2010

2009

2008

The Company

Projected benefit obligation

(299,410

)

(250,988

)

(182,572

)

(159,055)(141,316)

Experience gain (loss) adjustments

     arising on plan liabilities

889

(75,163)

(1,166

)

3,316

(27,284)

Net

(298,521

)

(326,151

)

(183,738

)

(155,739)(168,600)

Lintasarta

Projected benefit obligation

 (48,489

)

(24,160

)

(24,340

)

(22,173)(11,464)

Experience gain (loss) adjustments

     arising on plan liabilities

(16,734

)

5,182

890

78

(2,285)

Net

(65,223

)

(18,978

)

(23,450

)

(22,095)(13,749)

IMM

Projected benefit obligation

(19,742

)

(15,987

)

(10,842

)

(6,660)(3,674)

Experience gain (loss) adjustments

     arising on plan liabilities

(57

)

1,442

(804

)

368666

Net

(19,799

)

(14,545

)

(11,646

)

(6,292)(3,008)

      Post-retirement Healthcare

January 1, 2012 /

December 31,

December 31,

December 31,

December 31,

December 31,

2012

2011

2010

2009

2008

The Company

Projected benefit obligation

(1,017,673

)

(687,789

)

(846,636

)

(605,660)(492,615)

Experience gain (loss) adjustments

     arising on plan liabilities

   (21,453)

160,703

38,574

37,176

150,730

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties are as follows:

Amount			Percentange to Total Assets/Liabilities (%)
		January 1,2012 /			January 1,2012 /
June 30,	December 31,	December 31,	June 30,	December 31,	December 31,
2013	2012	2011	2013	2012	2011

Cash and cash equivalents

(Note 4)

Government-related entities:

State-owned banks

691,602

1,534,068

977,960

1.29

2.78

1.84

Accounts receivable - trade

(Note 5)

Government-related entities:

State-owned companies

887,549

593,773

358,423

1.66

1.08

0.68

Ultimate parent company:

Ooredoo

21,129

23,509

6,927

0.04

0.04

0.01

Total

908,678

617,282

365,350

1.70

1.12

0.69

Less allowance for

impairment of

receivables

27,022

42,632

47,107

0.05

0.08

0.09

Net

881,656

574,650

318,243

1.65

1.04

0.60

Prepaid expense - others

Government-related entities:

State-owned companies

13,959

6,543

8,222

0.03

0.01

0.01

Governmental departments

336

84

205

0.00

0.00

0.00

Entity under common significant

influence:

Kopindosat

2,215

2,579

3,681

0.00

0.01

0.01

Total

16,510

9,206

12,108

0.03

0.02

0.02

Other current and non-current

assets - financial and non-financial

Government-related entities:

State-owned banks

96,158

162,071

193,679

0.18

0.36

0.36

Governmental departments

-

87

87

-

0.00

0.00

Total

96,158

162,158

193,766

0.18

0.36

0.36

Due from related parties

Entity under common significant

influence:

Kopindosat

3,721

6,188

6,012

0.01

0.01

0.01

Government-related entities:

State-owned companies

2,495

1,870

1,583

0.00

0.01

0.00

Key management personnel:

Senior management

1,013

1,621

3,020

0.00

0.00

0.01

Ultimate parent company:

Ooredoo

60

694

     54

0.00

0.00

0.00

Total

7,289

10,373

  10,669

0.01

0.02

0.02

Less allowance for

impairment

15

15

15

0.00

0.00

0.00

Net

7,274

10,358

10,654

0.01

0.02

0.02

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

January 1, 2012 /

January 1, 2012 /

June 30,

December 31,

December 31,

June 30,

December 31,

December 31,

2013

2012

2011

2013

2012

2011

Long-term prepaid rentals

- net of current portion

Government-related

entities:

State-owned companies

21,900

21,346

21,587

0.04

0.04

0.04

Entity under common

significant influence:

Kopindosat

6,295

4,275

9,962

0.01

0.01

0.02

Total

28,195

25,621

31,549

0.05

0.05

0.06

Advances andLong-term advances

Entity under common

significant influence:

PT Personel Alih Daya

-

-

12,148

-

-

0.02

Government-related entities:

State-owned companies

-

-

44

-

-

0.00

Total

-

-

12,192

-

-

0.02

Long-term prepaid pension - net

of current portion (Note 30)

Government-related entities:

State-owned companies

87,499

88,845

103,181

0.16

0.16

0.19

Short-term bank loan (Note 14)

Government-related entity:

State-owned bank

949,689

299,529

1,499,256

2.73

0.84

4.38

Accounts payable - trade

Government-related entities:

State-owned companies

89,251

22,614

23,233

0.26

0.06

0.07

Ultimate parent company

Ooredoo

45

36

348

0.00

0.00

0.00

Total

89,296

22,650

23,581

0.26

0.06

0.07

Procurement payable (Note 15)

Entities under common significant

influence:

Kopindosat

12,426

11,875

9,872

0.04

0.03

0.03

PT Personel Alih Daya

11,275

17,993

16,319

0.03

0.05

0.05

Government-related entities:

State-owned companies

5,716

13,915

9,882

0.02

0.04

0.03

Total

29,417

43,783

36,073

0.09

0.12

0.11

Accrued expenses

Entities under common significant

influence:

PT Personel Alih Daya

71,553

  40,420

  18,222

0.21

0.12

0.05

Kopindosat

14,195

    10,265

    5,817

0.04

0.03

0.02

Key management personnel:

Senior management

51,572

  43,610

  37,851

0.07

0.12

0.11

Governmen-related entities:

State-owned companies

26,826

56,590

66,399

0.15

0.15

0.19

Total

164,146

150,885

128,289

0.47

0.42

0.37

Due to related parties

Ultimate parent company:

Ooredoo

20,280

25,968

552

0.06

0.07

0.00

Government-related entities:

State-owned companies

4,301

16,821

14,928

0.01

0.05

0.05

Entities under common significant

influence:

Kopindosat

3,045

-

-

0.01

-

-

PT Personel Alih Daya

1,118

-

-

0.00

-

-

Total

28,744

42,789

15,480

0.08

0.12

0.05

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

January 1, 2012 /

January 1, 2012 /

June 30,

December 31,

December 31,

June 30,

December 31,

December 31,

2013

2012

2011

2013

2012

2011

Other current and non-current

liabilities - financial

and non-financial

Government-related entities:

Governmental departments

131,458

4,131

2,141

0.01

0.01

0.01

State-owned companies

28,310

-

6,455

0.01

-

0.02

Total

159,768

4,131

8,596

0.02

0.01

0.03

Loan payable (including current

maturities) (Note 18)

Government-related entity:

State-owned bank

-

-

998,843

-

-

2.92

Percentage to Total Revenue (%)

Amount

or Expenses (%)

June 30, 2013

June 30, 2012

June 30, 2013

June 30, 2012

Revenues (Note 24)

Government-related entities:

State-owned companies

809,944

757,152

6.92

7.30

Governmental departments

191,550

8,738

1.64

0.09

Ultimate parent company:

Ooredoo

34,444

6,576

0.29

0.06

Entity under common significant

influence:

Kopindosat

314

318

0.00

0.00

Total

1,036,252

772,784

8.85

7.45

Expenses

Cost of services

Government-related entities:

State-owned companies

735,241

813,657

6.99

9.11

Entities under common significant

influence:

Kopindosat

45,557

86,417

0.43

0.97

PT Personel Alih Daya

42,723

48,814

0.41

0.55

Ultimate parent company:

Ooredoo

19,013

25,964

0.18

0.29

Total

842,534

974,852

8.01

10.92

Personnel

Key management personnel:

Senior management

Short-term employee benefits

79,451

73,198

0.76

0.82

Other long-term benefits

3,358

-

0.03

-

Sub-total

82,809

73,198

0.79

0.82

Government-related entities:

State-owned companies

11,223

7,877

0.11

0.09

Total

94,032

81,075

0.90

0.91

Marketing

Entities under common significant

influence:

PT Personel Alih Daya

53,153

43,923

0.51

0.49

Kopindosat

10,120

8,790

0.10

0.10

Government-related entities:

State-owned companies

-

3

-

0.00

Total

63,273

52,716

0.61

0.59

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Total Revenue (%)

Amount

or Expenses (%)

June 30, 2013

June 30, 2012

June 30, 2013

June 30, 2012

General and administration

Entities under common significant

influence:

Kopindosat

10,803

10,910

0.10

0.12

PT Personel Alih Daya

10,054

6,596

0.10

0.07

Government-related entities:

State-owned companies

16,033

4,710

0.15

0.06

Total

36,890

22,216

0.35

0.25

Interest income (financing cost) - net

Government-related entities:

State-owned banks

8,727

55,242

0.62

3.83

The relationship and nature of account balances/transactions with related parties are as follows:

Nature of Account
No	Related Parties	Relationship	Balances/Transactions
1.	State-owned banks	Government-	Cash and cash equivalents, other
		related entities	current and non-current financial
and non-financial assets, short-term bank loan, loan payable and interest income (financing cost) - net
2.	State-owned companies	Government- related entities

Accounts receivable - trade, prepaid expense-others, due from related parties,long-term prepaid rentals, advances and long-termadvances, long-term prepaidpension, accounts payable - trade,procurement payable, accruedexpenses, due to related parties,other current and non-currentfinancial and non-financial liabilities,revenues, expenses - cost of services,expenses - personnel,expenses - marketing andexpenses - general andadministration

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

31.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account
No	Related Parties	Relationship	Balances/Transactions
3.	Ooredoo	Ultimate parent	Accounts receivable - trade, due from
		company	related parties, accounts payable -
trade, due to related parties, revenues, and expenses- cost of services
4.	Governmental departments	Government-related	Prepaid expenses, other current and
		entities	non-current financial and non-
financial assets, other current and
non-current financial and non-
financial liabilities, revenues - MIDI
5.	Kopindosat	Entity under

Prepaid expenses, due from related

parties, long-term prepaid rentals,

procurement payable,accrued expenses, due to related parties, revenues, expenses - cost of services,expenses - marketing andexpenses - general andadministration common significant
influence

6.	Senior management (consists of members of the Boards of Directors and Commissioners and those directly reporting to the Board of Directors)	Key management personnel	Due from related parties, accrued expenses and expenses - personnel

7.	PT Personel Alih Daya	Entity under common significant influence	Advance and Long-term advances, procurement payable, accrued expenses, due to related parties, operating expenses - cost ofservices,
expenses -marketing and expenses -general and administration

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32.

DISTRIBUTION OF PROFIT AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual General Meeting of Stockholders (“AGMS”), the stockholders approved, among others, the appropriation of annual profit for cash dividend distribution, as follows, and the utilization of the remaining amount for reinvestment and working capital:

ASGM Date	Dividend per Share (Rp)	Dividend Payment Date
2011 Profit
May 14, 2012	76.83	June 26, 2012*

2012 Profit
June 18, 2013	34.52	July 29, 2013**

*

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia. On June 11, 2012 the Company paid dividend amounting to Rp59,668to the Government and on June 26, 2012, the Company paid Rp357,821 to the other stockholders for the dividend declared on May 14, 2012.

**

As of June 30, 2013, the Company has not yet made any payment for this dividend.

33.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY

a.

As of June 30, 2013, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$178,991 and Rp2,266,754 (Note 39l).

The significant commitments on capital expenditures are as follows:

Amount of
			Contract/Purchase	Amount of
			Orders (“POs”)	Contract/POs Not Yet
Contract Date	Contract Description	Vendor	Already Issued	Served
October 1, 2010 &	Procurement of Telecommunications	PT Ericsson Indonesia and	US$ 591,715 and	US$64,316 and
December 10, 2012	Equipment and Related Services	Ericsson AB	Rp2,112,185	Rp802,866

June 16, 2010 &	Procurement of Telecommunications	PT Nokia Siemens Networks and	US$464,307 and	US$53,650 and
December 10, 2012	Infrastructure	Nokia Siemens Networks Oy	Rp1,956,146	Rp526,394

August 2, 2010 &	Procurement of Telecommunications	PT Huawei Tech Investment	US$154,523 and	US$15,073 and
December 21, 2012	Infrastructure		Rp529,448	Rp333, 993

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

33. SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

b.

On May 1, 2013, the Company and Orbital Sciences Corporation signed the Authorization to Proceed (ATP) for the procurement of new satellite “Palapa E”. The final contract is expected to be finalized by the end of 2013.

c.

In 2012, the Company and Ooredoo, the Group’s ultimate parent company, entered into a cooperation agreement, whereas Ooredoo agreed to provide several professional experts to work in the Company, to provide the Group with their experience and knowledge to increase the effectiveness of the Group’s operational and business activities. The agreement covers a 10-year period. For the six-month period ended June 30, 2013, the Company recorded the cost for the provision of the professional experts totalling Rp29,626 as part of “General and Administration.”

d.

January 18, 2012, the Company and IMM, a subsidiary, were investigated by the Attorney General’s Office in connection with the cooperation agreement between the Company and IMM to provide 3G based broadband internet services. IMM had been accused of illegally using the Company’s 3G license (Note 1a) without paying annual frequency fee, concession fee and tender upfront fee. The MOCIT, as well as the Indonesian Regulatory Body (BRTI), has made a public statement that IMM has not breached any laws / prevailing rules; nevertheless, the case is still being continued to be investigated by the Attorney General’s Office.

As of April 11, 2013, 15 witnesses (including 2 experts and 4 witnesses from the MOCIT) have been examined by the Court and they essentially testified that there is no spectrum sharing between Indosat and IMM, and the cooperation between Indosat and IMM does not breach any telecommunication law, as well as the common practice in the industry, except Asmiati (expert from Telkom) who testified that an internet service provider can only use fixed network and Indosat has shared 2.1 GHz frequency to IMM illegally.

On May 1, 2013, the panel of judges of the Jakarta Administrative Court (PTUN Jakarta) delivered a favorable verdict in support of the Company and IMM's claim. The Court (i) found that  the decision and audit results of the Finance and Development Supervisory Agency (LHPKKN BPKP) to be legally flawed, and ordered for their revocation; and (ii) keeps its initial decision to suspend the implementation of Badan Pengawasan Keuangan dan Pembangunan’s (BPKP's) decision until this verdict has a final and fixed legal force ("inkracht verklaard"). This verdict negates the losses to the State argument and should be beneficial in the Company and IMM’S defense of the ongoing case at the Corruption Court.

As of May 8, 2013, the Corruption Court has examined 24 witnesses, including expert witnesses, 22 of whom have testified that the cooperation agreement between IMM and the Company does not breach the prevailing laws and regulations, and there was no sharing of the 2.1GHz frequency band as alleged, with only two expert witnesses having different opinion.

As of June 30, 2013, the Company did not accrue any liabilities related to the legal case because the Company believes, supported by the MOCIT, that the cooperation agreement with IMM does not breach any laws(Note 39b).

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

33. SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

e.

On December 30, 2011, Lintasarta entered into agreements with MOCIT-Balai Telekomunikasi dan Informasi Pedesaan (“MOCIT-BTIP”), whereby Lintasarta agreed to provide Public Access Services for Wireless Fidelity (WiFi) Internet in Kewajiban Pelayanan Umum/ Universal Service Obligation (KPU/USO) Regencies (Kabupaten) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Packages (Paket Pekerjaan) 3 and 6 that cover the provinces of West Kalimantan, South Kalimantan, Central Kalimantan, East Kalimantan, Bali, West Nusa Tenggara and East Nusa Tenggara. The agreements cover a four-year concession period and have contract values of Rp71,992 and Rp44,422 for Work Packages 3 and 6, respectively. In accordance with the contract, advance payments representing 15% of the contract value were received by Lintasarta. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the concession period, Lintasarta must transfer the assets subject to the concession agreement back to the local government.

Subsequently on January 10, 2012, Lintasarta, also entered into an agreement with MOCIT-BTIP for the provision of Public Access Services for Wireless Fidelity (WiFi) Internet in KPU/USO Regencies (Kabupaten KPU/USO) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Package (Paket Pekerjaan) 4 that covers the provinces of Gorontalo, West Sulawesi, South Sulawesi, Central Sulawesi, South East Sulawesi and North Sulawesi with contract value of Rp91,491. The terms and conditions of this agreement are consistent with those of the earlier agreement above.

The consideration received or receivable in exchange for Lintasarta’s infrastructure construction services or its acquisition of infrastructure to be used in the arrangements was recognized as a financial asset to the extent that Lintasarta has an unconditional contractual right to receive cash or other financial asset for its construction services from or at the direction of the grantor. As of June 30, 2013,December 31, 2012 and January 1, 2012 / December 31, 2011, the current portions of outstanding receivables arising from this service concession arrangement amounting to Rp13,958 and Rp nil, respectively, are classified as part of “Trade Receivables - Related Parties” while the long-term portions of the outstanding receivables amounting to Rp8,383 and Rp8,974, respectively, are classified as part of “Other Non-current Financial Assets”. Revenue from construction services earned by Lintasarta for the six-month period endedJune 30, 2013 amounting to Rp12,487 is classified as part of “Revenues from MIDI services”.

On February 8, 2012, Lintasarta entered into an agreement with PT Widtech Indonesia, for the procurement of equipment and infrastructure required for the construction of WiFi, as agreed with the MOCIT-BTIP above, with total contract value amounting to Rp121,927.

f.

In May 2011 to March 2012, the Company had issued several POs to PT Nokia Siemens Network and Nokia Siemens Network OY with total amount of US$34,829 and Rp208,948 for the procurement of cellular technical equipment in the Sumatra and Java Areas. Based on the POs, the Company agreed to exchange certain existing cellular equipment with new equipment units and pay US$11,462 and Rp171,844 to Nokia for the installation services and additional equipment. For the six-month period ended June 30, 2013, the carrying amount of the cellular technical equipment units given up amounted to Rp57,069 and the accumulated carrying amount of such equipment up to June 30, 2013 amounted to Rp446,468 (Note 8).

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

33.  SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

g.

On April 15, 2010, Lintasarta entered into agreements with MOCIT-BTIP, whereby Lintasarta agreed to provide Pusat Layanan Jasa Akses Internet Kecamatan (Center for Internet Access and Services in Rural Areas) (PLIK) for Work Packages (Paket Pekerjaan) 7, 8 and 9 that cover the provinces of Bali, West Nusa Tenggara, East Nusa Tenggara, West Kalimantan, South Kalimantan, East Kalimantan, Central Kalimantan, Maluku and Papua. On December 22, 2010, the agreements were amended to increase the contract value. The agreements are non-cancellable and cover four years starting from October 15, 2010 with contract value amounting to Rp91,895, Rp143,668 and Rp116,721 for Work Packages 7, 8 and 9, respectively. In accordance with the agreements, Lintasarta placed its time deposits totalling Rp18,200 as a performance bond for the four-year contract period, which deposits are classified as part of other non-current financial assets. In accordance with the agreements, Lintasarta received advance payments representing 20% of the contract value. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the agreement, Lintasarta and MOCIT-BTIP plan to renegotiate the terms and conditions of any new arrangements.

On December 12, 2010, Lintasarta entered into agreements with MOCIT-BTIP to provide Pusat Layanan Jasa Akses Internet Kecamatan Bergerak (Mobile Center for Internet Access and Services in Rural Areas) (PLIKB) for Work Packages 2, 3, 11, 15, 16 and 18 that cover the provinces of North Sumatra, West Sumatra, East Nusa Tenggara, West Kalimantan, South Kalimantan and East Kalimantan. The agreements are non-cancellable and cover four years starting on September 22, 2011 with contract values amounting to Rp79,533, Rp92,003, Rp60,149, Rp71,879, Rp84,583 and Rp69,830 for Work Packages 2, 3, 11, 15, 16 and 18, respectively. On October 19, 2011, the agreements were amended to change the work starting date from September 22, 2011 to December 22, 2011. In accordance with the agreements, Lintasarta received advance payments representing 15% of the contract value. Fixed payment for services is received on a quarterly basis based on performance evaluation. At the end of the concession period, Lintasarta must transfer all assets subject to the concession agreement to the local government.

On May 6, 2010, Lintasarta entered into an agreement with PT Wira Eka Bhakti (WEB), for the procurement of equipment and infrastructure required for the construction of PLIK, as agreed with the MOCIT-BTIP above, with total contract value amounting to Rp189,704. The agreement has been amended several times, with the latest amendment dated March 9, 2011 increasing the contract value to become Rp208,361.

On March 23, 2011, Lintasarta entered into agreements with WEB and PT Personel Alih Daya (a related party), for the procurement of equipment and infrastructure required for the construction of PLIKB, as agreed with MOCIT-BTIP above, with total contract values amounting to Rp276,274 and Rp60,739, respectively.

As of June 30, 2013 and December 31, 2012, the current portions of the outstanding receivables amounting to Rp365,807 and Rp283,945, respectively, are classified as part of “Trade Receivables - Related Parties” while the long-term portions amounting to Rp17,161 and Rp45,097, respectively, are classified as part of “Other Non-current Financial Assets”.

Revenue from construction services earned by Lintasarta for the six-month period ended June 30, 2012 amounting to Rp33,439 is classified as part of “Revenues from MIDI services”.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

33.  SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

h.

On January 29, April 15, May 24 and June 3 in 2010, and February 4 and 10 in 2011, the Company agreed to lease part of its telecommunications towers and sites to PT Hutchison CP Telecommunications (“Hutchison”) for a period of 12 years, to PT Natrindo Telepon Selular (“NTS”) for a period of 10 years, to PT XL Axiata Tbk (“XL Axiata”) for a period of 10 years, to PT Berca Global Access (“Berca”) for a period of 10 years, to PT Dayamitra Telekomunikasi (“Mitratel”) for a period of 10 years and to PT First Media Tbk (“FM”) for a period of 5 years, respectively. Hutchison, NTS, and XL Axiata (on annual basis), Berca and Mitratel (on quarterly basis) and FM (on semi-annual basis) are required to pay the lease and maintenance fees in advance which are recorded as part of unearned income.

On August 18, 2011, the Company and Hutchison amended their tower leasing agreement covering changes in certain arrangements with respect to, among others, amount of compensation paid to landlords or residents around the leased site shouldered by the Company, penalty chargeable for overdue payments and effective lease period.

Future minimum lease receivables under the agreements as at June 30, 2013, December 31, 2012 and January 1, 2012 / December 31, 2011 are as follows:

		December 31,	January 1, 2012 /
	June 30, 2013	2012	December 31, 2011
Within one year	409,852	655,894	471,284
After one year but not more than five years	1,988,418	2,597,263	1,874,860
More than five years	999,194	2,211,422	1,817,218
Total	3,397,464	5,464,579	4,163,362

i.

During 2008-2013, the Company entered into several agreements with PT Solusi Menara Indonesia, PT Professional Telekomunikasi Indonesia (“Protelindo”), XL Axiata, PT Solusindo Kreasi Pratama, PT Dayamitra Telekomunikasi, PT Bit Teknologi Nusantara, PT Batavia Towerindo, PT Mitrayasa Sarana Informasi, PT Gihon Telekomunikasi Indonesia and Tower Bersama (Note 29) for the Company to lease part of spaces in their telecommunication towers and sites for an initial period of 10 years. The Company may extend the lease period for another 10 years, with additional lease fees based on the inflation rates in Indonesia.

Future minimum rentals payable under the finance lease agreements as at June  30, 2013 are as follows:

	Minimum	Present value
	payments	of payments
Within one year	656,700	271,302
After one year but not more than five years	2,603,518	1,471,934
More than five years	2,023,983	1,669,191
Total	5,284,201	3,412,427
Less amount representing finance charge	1,871,774	-
Present value of minimum lease payments	3,412,427	3,412,427

Current portion (presented as part of Other Current Financial Liabilities)		271,302
Long-term portion (presented as Obligations under Finance Lease)		3,141,125
Total		3,412,427

33.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

j.

The Company and IMM have committed to pay annual radio frequency fee over the 3G and BWA licenses period, provided the Company and IMM hold the 3G and BWA licenses. The amount of annual payment is based on the payment scheme set out in Regulations
No. 7/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 237/KEP/ M.KOMINFO/7/2009 dated February 8, 2006, September 1, 2009 and July 27, 2009, respectively, of the MOCIT. The Company and IMM paid the annual frequency fee for the 3G and BWA licenses totalling Rp372,839 and Rp548,154 for the six-month period ended
June 30, 2013 and the year ended December 31, 2012, respectively.

k.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. The facilities agreement has been amended several times. On September 20, 2011, the expiration date of the facilities was extended up to April 30, 2012 and the interest rate and certain provisions of the agreement were changed as follows:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp17,000). Interest is charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$30,000 (including revolving loan denominated in rupiah amounting to Rp255,000). The loan matures within a maximum period of 180 days and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest is charged on daily balances at 2.25% per annum above the HSBC Cost of Fund Rate for the loans denominated either in rupiah or U.S. dollar.

•

The facilities are considered uncommitted facility based on guidelines No.12/516/DPNP/DPnP dated September 21, 2010 issued by the Central Bank of Indonesia; consequently, these facilities can be automatically cancelled by HSBC in the event that the Company’s credit collectibility declines to either substandard, doubtful or loss based on HSBC’s assessment pursuant to the general criteria set out by the Central Bank of Indonesia.

On March 27, 2012, the Company received the letter from HSBC to extend these facilities up to April 30, 2013. As of June 30, 2013, the Company is in the process of further extending the facilities (Note 39c).

b.

In 1994, the Company was appointed as a Financial Administrator (“FA”) by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s IRU, Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”).

The funds received from the sale of IRU, DUC and OCU and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts.

As of June 30, 2013, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$3,920. Besides receiving their share of the funds from the sale of IRU, DUC and OCU, the members of the consortium also received their share of the interest earned by the above funds.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

33.

SIGNIFICANT AGREEMENTS, COMMITMENTS AND CONTINGENCY (continued)

c.

Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220. The term of the agreement may be extended based on mutual agreement.

The agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponders to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the tenth amendment agreement dated March 7, 2012. Transponder lease expense charged to operations amounting to Rp16,522and Rp10,682 for the six-month periods ended June 30, 2013 and 2012, respectively,is presented as part of “Cost of Services” in the interim consolidated statement of comprehensive income.

34.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”).

These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, is the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061 SDR. Each administration is subject to applicable national law, to establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the MOC, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the MOC made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 of the MOCIT,thecollectionratesareset by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

34. TARIFF SYSTEM (continued)

b.

Cellular services

The basic telephony tariffs for cellular mobile network service are set on the basis of Regulation No. 12/PER/M.KOMINFO/02/2006 dated February 28, 2006 of the MOCIT. Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

•

Additional facilities fee

Cellular providers should implement the new tariffs referred to as “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee), while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

In April 2008, the MOCIT issued Ministerial Decree No. 09/PER/M.KOMINFO/04/2008 about guidelines on calculating basic telephony service tariffs through cellular mobile network. Under this new Decree, the cellular providers should implement the new tariffs referred to as “price cap”. The types of tariffs for telecommunications services through cellular network consist of the following:

•

Tariff for basic telephony services

•

Tariff for roaming

•

Tariff for multimedia services

The retail tariffs should be calculated based on Network Element Cost, Activation Cost of Retail Services and Profit Margin.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has revenue of more than 25% of the total industry revenue for a certain segment.

Starting May 2008, the Company has fully adopted the new cellular tariff system.

c.

Fixed telecommunications services

In February 2006, the MOCIT released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariffs for fixed network service.

In April 2008, the MOCIT issued Ministerial Decree No. 15/PER/M.KOMINFO/04/2008 about the guidelines on calculating basic telephony service tariffs through fixed network. This Decree also applies to fixed wireless access (FWA) network.

Under this new decree, the tariffs for basic telephony services and SMS (short message service) must be calculated based on the formula stated in the Decree. The fixed network providers should implement the new tariffs referred to as “price cap”.

Starting May 2008, the Company has fully adopted the new fixed telecommunications tariff system.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

35.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING

Interconnection tariffs among domestic telecommunications operators are regulated by the MOC through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The Decree was updated several times with the latest update being Decree No. KM.37 Year 1999 (“Decree No. 37”) dated June 11, 1999. This Decree, along with Decree No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular   telecommunications network and Public Switched Telephone Network (“PSTN”), mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the Decree of the MOC, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariffs

a.    Between international and domestic PSTN

Based on Decree No. 37 dated June 11, 1999, the interconnection tariffs are as follows:

	Tariff	Basis
Access charge	Rp850 per call	Number of successful outgoing
and incoming calls
Usage charge	Rp550 per paid minute	Duration of successful outgoing
and incoming calls

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunications traffic (local and SLJJ) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunications carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on Decree No. 46 dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows :

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the prevailing SLJJ tariffs plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

35.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING (continued)

1.

Structure of Interconnection Tariffs (continued)

c.

Between cellular telecommunications network and domestic PSTN (continued)

(2)

SLJJ (continued)

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator.

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the “origin” cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting in 1998, the interconnection tariffs for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariffs applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged -
Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffsuntil December 31, 2006 (Note 36).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

35.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING (continued)

1.

Structure of Interconnection Tariffs (continued)

Decree No. 37 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the MOC which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new Decree, the operator of the network on which calls terminate determines the interconnection charge to be received by it based on a formula mandated by the Government, which is intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of the new Decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M.KOMINFO/02/2006 dated February 8, 2006 of the MOCIT (Note 36).

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government.

In August 2006, the DGPT issued Decree No. 278/DIRJEN/2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel). This decree was implemented since January 2007 as agreed by all operators and approved by the Government. On April 11, 2008, the DGPT approved the new RIO for dominant operators (Telkom, Telkomsel and the Company). The DGPT requires all domestic operators to amend their interconnection agreements in line with the approved new RIO starting April 1, 2008. On April 1, 2008, the Company implemented the new interconnection tariffs based on the approved RIO.

However, on December 31, 2010, the Badan Regulasi Telekomunikasi Indonesia (BRTI or Indonesian Telecommunications Regulatory Bureau) issued letter No. 227/BRTI/XII/2010 regarding the implementation of new interconnection tariffs based on the implementation of cost-based interconnection fees, which would be used by all telecommunications operators effective January 1, 2011. The Company has adopted the new tariffs starting January 1, 2011.

On June 27, 2011, the MOCIT issued Regulation No.16/PER/M.KOMINFO/06/2011 regarding the amendment of the Ministry of Transportation Decree No. 35 Year 2004 on implementation of local fixed wireless network with limited mobility, which encouraged the implementation of cost-based tariffs by all telecommunications operators effective July 1, 2011.

Prior to 2012, the interconnection for Short Message Services ("SMS") applied the "Senders Keep All" scheme. Under this old scheme, the telecommunication operators may keep all of the revenue received from their subscribers from services of sending SMS to other operators without any interconnection cost paid to the other operators. Starting June 1, 2012, the BRTI issued letter No. 262/BRTI/XII/2011 replacing the previous "Senders Keep All" scheme with the new cost-based scheme. Under the new scheme, the telecommunication operators are obliged to pay interconnection cost with maximum amount of Rp23 (in full amount) for every SMS sent to other telecommunication operators.

Effective June 1, 2012, the Company has applied this new regulation.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

35.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING (continued)

2.

USO and Spectrum Frequency Fees

On January 16, 2009, the Government issued Regulation No. 7 Year 2009 increasing the USO development contribution from 0.75% to 1.25% and decreasing the concession fee from 1% to 0.50% of annual gross revenue (after deducting bad debts and interconnection charges) effective January 1, 2009.

On December 13, 2010, the President of the Republic of Indonesia issued PP No.76/2010 regarding the amendment of PP No.7/2009 on types and tariffs of non-tax state income imposed by the MOCIT. This regulation affects the computation method and payment of the spectrum fee allocated to the Company (800 Mhz, 900 Mhz and 1,800 Mhz frequency bands).

3.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by Decree No. 08/PER/M.KOMINFO/02.2006, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

 36. INTERCONNECTION AGREEMENTS

The Company (including Satelindo and IM3 until they were merged - Note 1e) has interconnection arrangements with domestic and overseas operators. Some significant interconnection agreements are as follows:

1.

Telkom

The following are significant interconnection agreements/transactions with Telkom:

a.

Fixed telecommunications services

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks. The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunications service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

•

36.

INTERCONNECTION AGREEMENTS (continued)

1.

Telkom (continued)

a.

Fixed telecommunications services (continued)

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 per record of outgoing call as compensation for billing processing. However, the collection and billing process expense was changed to “service charge”, which was computed at Rp1,250 per minute of outgoing call starting April 1, 2008. Based on the latest agreement, the service charge rate has been reduced to Rp1,200 per minute of outgoing call starting January 1, 2009.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that were effective starting January 1, 2007. This memorandum of understanding was replaced by an agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 20, 2011 to meet the requirement in the BRTI letter
No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of the new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

b.

Cellular services

On December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunications network and Telkom’s fixed telecommunications network. Under this agreement, the interconnection between the Company’s cellular telecommunications network and Telkom’s fixed telecommunications network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunications subscribers.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was replaced by an agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 20, 2011 to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

On May 30, 2012, the Company and Telkom signed “Berita Acara Kesepakatan” to meet the requirement in the BRTI letter No. 262/BRTI/XII/2011 dated December 12, 2011 (Note 35) regarding the implementation of the new cost-based scheme for SMS interconnection for fixed telecommunications and cellular services which is effective starting June 1, 2012.

2.

XL Axiata, PT Smartfren Telecom Tbk (previously PT Mobile-8 Telecom Tbk) (“Smartfren”) and Telkomsel

The principal matters covered by the agreements with these operators are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with the mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

36.

INTERCONNECTION AGREEMENTS (continued)

2.

XL Axiata, PT Smartfren Telecom Tbk (previously PT Mobile-8 Telecom Tbk) (“Smartfren”) and Telkomsel (continued)

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send SMS to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

The Company (including Satelindo and IM3 until they were merged) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee.

On December 8, 27 and 28, 2006, the Company entered into a memorandum of understanding with each of Telkomsel, Smartfren and XL Axiata, respectively, applying the new interconnection rates under cost-based scheme effective January 1, 2007 to comply with Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT. The memoranda of understanding with Smartfren, XL Axiata and Telkomsel were subsequently replaced by agreements dated September 14, and December 17 and 19, 2007, respectively. The agreements with Smartfren and XL Axiata were amended on March 31, 2008, while the agreement with Telkomsel was amended on February 18, 2008. Subsequently, the agreements with Smartfren and XL Axiata were further amended on March 15, 2011 and March 3, 2011, respectively, while the agreement with Telkomsel was further amended on July 19, 2011, to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

On May 28, 2012, the Company amended the agreement with Telkomsel to meet the requirement in the BRTI letter No. 262/BRTI/XII/2011 dated December 12, 2011 (Note 35) regarding the implementation of the new cost-based scheme for SMS interconnection which is effective starting June 1, 2012.

2.

PT Bakrie Telecom Tbk (“Bakrie Telecom”)

The principal matters covered by the latest amendment of the agreement dated June 10, 2009 are related to interconnection of the Company’s mobile cellular network and international gateway exchanges to Bakrie Telecom’s network, including SLI 009 network. Subsequently, the agreement with Bakrie Telecom was further amended on February 9, 2011 to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

On May 31, 2012, the Company and Bakrie Telecom signed “Berita Acara Kesepakatan” to meet the requirement in the BRTI letter No. 262/BRTI/XII/2011 dated December 12, 2011 (Note 35) regarding the implementation of the new cost-based scheme for SMS interconnection which is effective starting June 1, 2012.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

36.

INTERCONNECTION AGREEMENTS (continued)

Net interconnection revenues (charges) from (to) major operators for the six-month periods ended June 30, 2013 and 2012 are as follows:

	2013	2012
Telkom	37,164	22,957
Smartfren	3,832	2,090
Telkomsel	(42,027)	(79,169)
XL Axiata	(30,917)	748
Bakrie Telecom	(987)	(5,628)
Net charges	(32,935)	(59,002)

37.

SEGMENT INFORMATION

The Group manages and evaluates its operations in three major reportable segments: cellular, fixed telecommunications and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Group operates in one geographical area only, so no geographical information on segments is presented.

The cellular segment currently provides the network coverage in all major cities and population centers across Indonesia by using GSM 900 and GSM 1800 technology. Its primary service is the provision of voice and data transfer which is sold through post-paid and prepaid plans.

The fixed telecommunication segment is the provider of international long-distance services, fixed wireless services, DLD services and local fixed telephony services.

The MIDI segment offers products and services which include internet, high-speed point-to-point international and domestic digital leased line broadband and narrowband services, a high-performance packet-switching service and satellite transponder leasing and broadcasting services.

Refer to Notes 2k and 24 for the description of each type of products and services under each reporting segment.

No operating segments have been aggregated to form the above reportable operating segments.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the year to acquire segment assets that are expected to be used for more than one year.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects, as explained in the table below, is measured differently from operating profit or loss in the consolidated financial statements. The Group’s financing (including finance costs and finance income) and income taxes are managed on a group basis and are not allocated to operating segments.

Operating segments are reported based on financial information determined in conformity with Indonesian Financial Accounting Standards (“IFAS”), which is also consistent with the internal reporting provided to the chief operational decision maker. The chief operational decision maker is responsible for allocating resources and assessing performance of the operating segments, and has been identified as a steering committee that makes strategic decisions.

37.

SEGMENT INFORMATION (continued)

Consolidated information by industry segment follows:

	Major Segments
		Fixed		Segment
	Cellular	Telecommunications	MIDI	Total
Six-month period ended June 30, 2013
Revenues
Revenues from external customers	9,571,785	536,316	1,599,958	11,708,059
Inter-segment revenues	-	-	274,326	274,326
Total revenues	9,571,785	536,316	1,874,284	11,982,385
Inter-segment revenues elimination				(274,326)
Revenues - net				11,708,059
Expenses	8,792,221	584,597	1,320,195	10,697,013
Operating profit (loss)	779,564	(48,281)	279,763	1,011,046
Gain on foreign exchange-net				69,304
Others - net				113,577
Operating profit				1,193,927

Interest Income				59,340
Gain on change in fair value of derivatives - net				1,725
Financing cost				(1,072,748)
Loss on foreign exchange - net				(391,998)
Income tax benefit - net				40,534
Loss for the period				(169,220)

Depreciation and amortization	3,734,973	136,915	428,094	4,299,982

Capital expenditure	4,248,639	92,251	564,838	4,905,728

As of June 30, 2013
Other Information
Segment assets	49,914,968	1,185,316	8,415,844	59,516,128
Unallocated assets				2,731,512
Inter-segment assets elimination				(8,624,055)
Assets - net				53,623,585
Segment liabilities	27,920,228	541,506	2,720,954	31,182,688
Unallocated liabilities				10,365,025
Inter-segment liabilities elimination				(6,796,339)
Liabilities - net				34,751,374

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

SEGMENT INFORMATION (continued)

Consolidated information by industry segment follows (continued):

	Major Segments
		Fixed		Segment
	Cellular	Telecommunications	MIDI	Total
Six-month period ended June 30, 2012
Revenues
Revenues from external customers	8,420,377	479,284	1,356,855	10,256,516
Inter-segment revenues	-	-	310,454	310,454
Total revenues	8,420,377	479,284	1,667,309	10,566,970
Inter-segment revenues elimination				(310,454)
Revenues - net				10,256,516
Expenses	6,994,127	654,162	1,167,631	8,815,920
Operating profit (loss)	1,426,250	(174,878)	189,224	1,440,596
Loss on foreign exchange - net				(11,485)
Others - net				(16,158)
Operating profit				1,412,953

Interest income				46,690
Financing cost				(980,459)
Loss on foreign exchange - net				(510,767)
Income tax expense - net				(73,091)
Loss on change in fair value of derivatives - net				(31,594)
Loss for the period				(136,268)

Depreciation and amortization	2,793,086	244,028	369,587	3,406,701

Capital expenditure	2,083,624	59,230	344,804	2,487,658

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

SEGMENT INFORMATION (continued)

Consolidated information by industry segment follows (continued):

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

As of December 31, 2012

Other Information

Segment assets

51,599,983

1,417,859

8,460,77261,478,614

Unallocated assets

2,219,928

Inter-segment assets elimination

(8,473,481)

Assets - net

55,225,061

Segment liabilities

29,495,438

           448,908

2,521,52532,465,871

Unallocated liabilities

10,004,614

Inter-segment liabilities elimination

(6,640,808)

Liabilities - net

35,829,677

As of January 1, 2012 / December 31, 2011

Other Information

Segment assets

48,913,656

2,068,759

8,185,38759,167,802

Unallocated assets

1,994,640

Inter-segment assets elimination

(7,929,430)

Assets - net

53,233,012

Segment liabilities

27,073,313

742,444

3,042,38730,858,144

Unallocated liabilities

9,674,836

Inter-segment liabilities elimination

(6,269,068)

Liabilities - net

34,263,912

38.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a.

Risk Management

The main risks arising from the Group’s financial instruments are interest rate risk, foreign exchange rate risk, equity price risk, credit risk and liquidity risk. The importance of managing these risks has significantly increased in light of the considerable change and volatility in both Indonesian and international financial markets. The Company’s Board of Directors reviews and approves the policies for managing these risks which are summarized below.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to its loans and bonds payable with floating interest rates.

The Company’s policies relating to interest rate risk are as follows:

(1)

Manage interest cost through a mix of fixed and variable rate debts. The Company evaluates the fixed to floating rate ratio of its loans and bonds payable in line with movements of relevant interest rates in the financial markets. Based on management’s assessment, new financing will be priced either on a fixed or floating rate basis.

(2)

Manage interest rate exposure on its loans and bonds payable by entering into interest rate swap contracts.

As of June 30, 2013, more than 80% of the Group’sdebts are fixed-rated.

Several interest rate swap contracts are entered into to hedge floating rate U.S. dollar debts. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the period.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group’s profit or loss for the six-month period ended June 30, 2013 (through the impact on floating rate borrowings which is based on LIBOR for U.S. dollar borrowings and on JIBOR for rupiah borrowings):

Increase/decrease in basis points:
U.S. dollar	6
Rupiah	49
Effect on loss for the period:
U.S. dollar	US$21 (equivalent to Rp212)
Rupiah	Rp2,874

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

38.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Interest rate risk (continued)

Management conducted a survey among the Group’s banks to determine the outlook of the LIBOR and JIBOR interest rates until the Group’s next reporting date of September 30, 2013. The outlook is that the LIBOR and JIBOR interest rates may move 6 and 49basis points, respectively, higher or lower than the interest rates at the end of the six-month period ended June 30, 2013.

If LIBOR interest rates were 6 basis points higher or lower than the market levels for the six-month period ended June 30, 2013, with all other variables held constant, the Group’s lossfor the period and equity would be (Rp351,620)or (Rp351,196)and Rp18,322,170 or Rp18,322,594, respectively, which are lower or higher than the actual results for the six-month period ended June 30, 2013, mainly due to the higher or lower interest expense on floating rate borrowings.

If JIBOR interest rates were 49 basis points higher or lower than the market levels for the six-month period ended June 30, 2013, with all other variables held constant, the Group’s loss for the period and equity would be (Rp354,282)or (Rp348,534) and Rp18,319,508 or Rp18,325,256, respectively, which are lower or higher than the actual results for the six-month period ended June 30, 2013, mainly due to the higher or lower interest expense on floating rate borrowings.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to exchange rate fluctuations results primarily from its U.S. dollar-denominated loans and bonds payable, accounts receivable, accrued expenses and procurement payable.

To manage foreign exchange rate risks, the Company entered into several cross currency swap and currency forward contracts and other permitted instruments, if considered necessary. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the period.

The Group’s procurement payable is primarily denominated in foreign currencies payable to suppliers and contractors for the purchase and construction or installation of property and equipment, while a significant part of the Group’s accounts receivable represents Indonesian rupiah-denominated collectibles from domestic operators.

To the extent the Indonesian rupiah depreciates further from the exchange rates in effect at
June 30, 2013, the Group’s obligations under such loans and bonds payable, accounts payable - trade, accrued expenses and procurement payable will increase in Indonesian rupiah terms. However, the increases in these obligations will be offset in part by increases in the values of foreign currency-denominated time deposits and accounts receivable. As of June 30, 2013, 25.13% of the Group’s U.S. dollar-denominated debts were insured from exchange rate risk by entering into several cross currency swap and currency forward contracts.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

38.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Foreign exchange rate risk (continued)

The following table shows the Group’s consolidated U.S. dollar-denominated assets and liabilities as of June 30, 2013:

	U.S. Dollar	Rupiah *

Assets:
Cash and cash equivalents	58,902	584,830
Accounts receivable - trade	122,979	1,221,054
Derivative assets	3,332	33,082
Other current financial assets - net	303	3,006
Due from related parties	51	507
Other non-current financial assets - net	1,411	14,012
Total assets	186,978	1,856,491
Liabilities:
Accounts payable - trade	21,664	215,106
Procurement payable	182,787	1,814,892
Accrued expenses	40,677	403,885
Deposits from customers	2,582	25,637
Derivative liabilities	4,105	40,759
Other current financial liabilities	17,269	171,460
Due to related parties	2,043	20,280
Loans payable (including current maturities)	315,096	3,128,586
Bonds payable (including current maturities)	650,000	6,453,850
Other non-current financial liabilities	203,950	2,025,026
Total liabilities	1,440,173	14,299,481
Net liabilities position	1,253,195	12,442,990

*

The exchange rate used to translate the U.S. dollar amounts into rupiah was Rp9,929 to US$1 (in full amounts) as published by the Indonesian Central Bank as of June 30, 2013.

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rate, with all other variables held constant, of the Group’s profit or loss for the six-month period ended June 30, 2013:

Change in U.S. dollar exchange rate	4.61%
Effect on loss for the period	(Rp430,473)

Management conducted a survey among the Group’s banks to determine the outlook of the U.S. dollar exchange rate until the Group’s next reporting date of September 30, 2013. The outlook is that the U.S. dollar exchange rate may strengthen by 4.61% as compared to the exchange rate at June 30, 2013.

If the U.S. dollar exchange rate strengthens by 4.61% as compared to the exchange rate as of June 30, 2013, with all other variables held constant, the Group’s loss for the six-month period ended June 30, 2012 would be (Rp781,881) lower than the actual results mainly due to the consolidated net foreign exchange loss on the translation of U.S. dollar-denominated net liabilities.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

38.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Equity price risk

The Group’s long-term investments consist primarily of minority investment in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which the Group has investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Credit risk

Credit risk is the risk that the Group will incur a loss arising from its customers, clients or counterparties that fail to discharge their contractual obligations. There are no significant concentrations of credit risk. The Group manages and controls this credit risk by setting limits on the amount of risk it is willing to accept for individual customers and by monitoring exposures in relation to such limits.

The Group trades only with recognized and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce the exposure to bad debts.

The table below shows the maximum exposure to credit risk for the components of the interim consolidated statement of financial position as of June 30, 2013:

Maximum
Exposure (1)
Loans and receivables:
Cash and cash equivalents	1,798,075
Accounts receivable
Trade - net	2,531,479
Others - net	114,210
Other current financial assets - net	11,020
Due from related parties - net	7,274
Other non-current financial assets	124,523
Held-for-trading:
Currency forward	33,082
Available-for-sale investments:
Other non-current financial assets -
other long-term investments - net	2,730
Total	4,622,393

(1) There are no collaterals held or other credit enhancements or offsetting arrangements that affect this maximum exposure.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

38.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Liquidity risk

Liquidity risk is defined as the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Group’s liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of its telecommunications business. The Group’s telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage.

Although the Group has substantial existing network infrastructure, the Group expects to incur additional capital expenditures primarily in order to focus on cellular network development in areas it anticipates will be high-growth areas, as well as to enhance the quality and coverage of its existing network.

In the management of liquidity risk, the Group monitors and maintains a level of cash deemed adequate to finance the Group’s operations and to mitigate the effects of fluctuation in cash flows. The Group also regularly evaluates the projected and actual cash flows, including its loan maturity profiles, and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, debt capital and equity market issues.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

	Expected maturity as of June 30,
						Total
					2018	contractual
					and	cash	Interest	Carrying
	2014	2015	2016	2017	thereafter	flows	value	amount

June 30, 2013
Short-term bank loan	950,000	-	-	-	-	950,000	(311)	949,689
Accounts payable - trade	414,790	-	-	-	-	414,790	-	414,790
Procurement payable	2,755,581	-	-	-	-	2,755,581	-	2,755,581
Accrued expenses	1,982,576	-	-	-	-	1,982,576	-	1,982,576
Deposits from customers	41,785	-	-	-	-	41,785	-	41,785
Derivative liabilities	40,759	-	-	-	-	40,759	-	40,759
Other current financial liabilities	895,590	-	-	-	-	895,590	(385,398)	510,192
Due to related parties	-	28,744	-	-	-	28,744	-	28,744
Obligations under finance lease	-	650,879	650,879	650,879	2,674,864	4,627,501	(1,486,376)	3,141,125
Other non-current financial liabilities	-	62,175	-	-	-	62,175	(6,907)	55,268
Loans payable	2,187,029	687,029	1,337,029	525,053	542,446	5,278,586	(92,623)	5,185,963
Bonds payable	1,630,000	1,048,000	-	2,142,000	9,453,850	14,273,850	(110,257)	14,163,593
Total	10,898,110	2,476,827	1,987,908	3,317,932	12,671,160	31,351,937	(2,081,872)	29,270,065

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

38.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Liquidity risk (continued)

Expected maturity as of December 31,

Total

2017 and

contractual

InterestCarrying

2013

2014

2015

2016

thereafter

cash flows

valueamount

December 31, 2012

Short-term bank loan

315,736

-

-

-

-

315,736

(16,207)299,529

Accounts payable - trade

231,737

-

-

-

-

231,737

-231,737

Procurement payable

2,737,850

-

-

-

-

2,737,850

-2,737,850

Accrued expenses

1,961,285

-

-

-

-

1,961,285

- 1,961,285

Deposits from customers

43,825

-

-

-

-

43,825

-43,825

Derivative liabilities

81,241

-

-

-

-

81,241

-81,241

Other current financial

liabilities

670,834

-

-

-

-

670,834(381,670)

289,164

Due to related parties

-

42,789

-

-

-

42,789

-42,789

Obligation under financial

lease

-

622,020

622,020

622,020

2,827,500

4,693,560

(1,591,650)

3,101,910

Other non-current

financial liabilities

-

71,592

4,588

-

-

76,180

(6,907)

69,273

Loans payable

2,924,722

1,793,139

856,839

654,973

830,089

7,059,762

(686,722)

6,373,040

Bonds payable

2,643,553

3,520,261

1,299,951

1,734,671

13,638,300

22,836,736

(7,521,054)15,315,682

Total

11,610,783

6,049,801

2,783,398

3,011,664

17,295,889

40,751,535

(10,204,210)30,547,325

Expected maturity as of December 31,

Total

2016 and

contractual

InterestCarrying

2012

2013

2014

2015

thereafter

cash flows

valueamount

January 1, 2012 /

December 31, 2011

Short-term bank loan

1,579,092

-

-

-

-

1,579,092

(79,836)1,499,256

Accounts payable - trade

319,058

-

-

-

-

319,058

-319,058

Procurement payable

3,475,862

-

-

-

-

3,475,862

-3,475,862

Accrued expenses

1,895,613

-

-

-

-

1,895,613

- 1,895,613

Deposits from customers

37,265

-

-

-

-

37,265

-37,265

Derivative liabilities

138,189

-

-

-

-

138,189

-138,189

Other current financial

liabilities

196,675

-

-

-

-

196,675(124,847)71,828

Due to related parties

-

15,480

-

-

-

15,480

-15,480

Obligation under financial

lease

-

180,602

180,602

180,602

696,670

1,238,476

(468,395)770,081

Other non-current

financial liabilities

-

84,186

34,631

-

-

118,817

(11,384)107,433

Loans payable

3,732,456

2,774,662

2,245,335

706,241

1,396,047

10,854,741

(1,128,425)9,726,316

Bonds payable

1,167,023

2,384,195

3,260,902

1,040,592

11,263,104

19,115,816

(6,935,474)12,180,342

Total

12,541,233

5,439,125

5,721,470

1,927,435

13,355,821

38,985,084

(8,748,361)30,236,723

38.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

b.

Capital Management

The Group aims to achieve an optimal capital structure in pursuit of its business objectives, which include maintaining healthy capital ratios and strong credit ratings, and maximizing stockholder value.

Some of the Group’s debt instruments contain covenants that impose maximum leverage ratios. In addition, the Group’s credit ratings from the international credit ratings agencies are based on its ability to remain within certain leverage ratios. The Group has complied with all externally imposed capital requirements.

Management monitors capital using several financial leverage measurements such as debt-to-equity ratio. The Group’s objective is to maintain its debt-to-equity ratio at a maximum of 2.50 as ofJune30, 2013.

As of June 30, 2013, the Group’s debt-to-equity ratio accounts are as follows:

	Loans and	Guaranteed
	Bonds Payables	Notes Due 2020

Short-term bank loan	950,000	950,000
Loans and bonds payable - including current maturities	19,552,436	19,552,436
Obligation under finance lease	-	3,428,978
Total debts	20,502,436	23,931,414
Total equity	18,872,211	18,872,211
Debts-to-equity-ratio	1.09	1.27

c.

Collateral

Except as discussed in Notes 8 and 19 to the interim consolidated financial statements, there are no other significant terms and conditions associated with the use of collateral.

The Company did not hold any collateral as of June 30, 2013.

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

39.

EVENTS AFTER REPORTING PERIOD

a.

On July 4 2013, the Company as the sole shareholder of IFB and IIFB resolved to voluntarity dissolve and put those two entities into voluntary liquidation, by virtue of an Extraordinary General Meeting of Shareholders (EGMS). In connection with such liquidation, IFB and IIFB have appointed IMBV as the liquidator and custodian of the books and records. A liquidation agreement has also been executed by the Company, IFB, IIFB and IMBV to that effect(Note 1d).

b.

On July 8, 2013,the Corruption Court (Tipikor) delivered a verdict which found Mr. Indar Atmanto (former IMM President Director) guilty by virtue of representing IMM in entering into a cooperation agreement with the Company, and sentenced him to a 4-year jail term as well as imposing monetary fine of Rp200.  In addition, IMM was also ordered to pay monetary fine of Rp1,358,343 to compensate for the losses to the state.A statement of appeal was formally lodged by Mr. Indar Atmanto on July 11, 2013 and subsequently the AGO also submitted its appeal.It is confirmed by the Company's lawyer, that based on the appeal process on the case of Mr. IndarAtmanto and the support from the relevant ministry and industry, there will be a re-trial process as ifthe judicial process is started from zero. Furthermore, the legal consultant also confirmed that theybelieve that there is no liability to be recognized by IMM at this stage, and the Company and IMM havea strong legal basis to defend their position (Note 33d).

c.

On July 8, 2013, the Company received the letter to extend the facilities from HSBC to fund the Company's short-term working capital needs up to June 30, 2014 (Note 33k).

d.

On July 11, 2013, the Company made additional capital injection to SMT amounting to Rp16,549, resulting in the increase of the Company's ownership  in SMT  from 72.54%  to  84.08%(Note 1d).

e.

On July 12, 2013, the Company received letter from BCA requesting for further increase of BCA revolving time loan facility (Note 18c) interest rate from JIBOR + 1.50%per annum to JIBOR + 1.75% per annum (previously on May 8, 2013, BCA also requested to increase the interest rate from JIBOR + 1.25% per annum to JIBOR + 1.50% per annum). On July 23, 2013, the Company agreed withthe increase in interest rate.

f.

On July 12, 2013, the Company agreed with the increase in interest rate of Mandiri revolving time loan facility from JIBOR +1.25% per annum to JIBOR +1.75% per annum as requested by Mandiri based on the letter dated June 17, 2013 (Note 14).

g.

On July 15, 2013, the Company entered into 2 derivative contracts with BTMUFJ and DBS with notional amount of US$10,000 and US$5,000, respectively.

h.

On July 15, 2013, the Company entered into an amendment of the Revolving Time Loan Agreement  with BCA (Note 18c). Based on the loan amendment agreement, BCA agreed to provide the Company an additional 5-year unsecured investment credit facility with a maximum amount of Rp1,000,000. The loan from the investment credit facility will bear annual interest at the fixed rate of 8.7% for a 5-year period. Subsequently , on July 23, 2013, BCA issued a letter to increase the interest rate for the 5-year unsecured investment credit facility from 8.7% to 9.0% effective on August 26, 2013.

i.

On July 17, 2013, Bank Indonesia issued its approval letter No.15/30/DPAU on the Company's request to participate in payment system trial activity and limited banking services through an intermediary financial services unit (branchless banking), with tested areas in West Java (Bogor: Cileungsi and GunungPuteri, Bekasi: South Tambun) and Central Java (Solo: Kertasura, Purwokerto: Adipala and Sokaraja).

149 \* Arabic  \* MERGEFORMAT 149

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013 and for the Six-month Period then Ended

With Comparative Figures

as of December 31, 2012 and January 1, 2012 / December 31, 2011 and for the Six-month Period Ended June 30, 2012

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

39.

EVENTS AFTER REPORTING PERIOD (continued)

j.

On July 24, 2013, the Company drewdown Rp550,000 from its Revolving Time Loan Facility with Mandiri (Note 14).

k.

On July 24, 2013, the Company paid SKPKBs dated June 26, 2013 received from the DGT for the Company’s 2011 income tax articles 21, 26 and 4(2) and VAT for the period January - December 2011 totalling Rp137,331 (including penalties) (Note 16).

l.

As of July 25, 2013, the prevailing exchange rate of the rupiah to U.S. dollar is Rp10,263to US$1 (in full amounts), while as of June 30, 2013, the prevailing exchange rate was Rp9,929 to US$1 (in full amounts). Using the exchange rate as of July 25, 2013, the Group suffered from exchange loss amounting to approximately Rp418,565(excluding the effect of revaluing derivativecontracts on July 25, 2013) on the foreign currency liabilities, net of foreign currency assets, as of June 30, 2013 (Note 37).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of June 30, 2013 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of
June 30, 2013 as disclosed in Note 33a are approximately Rp1,836,985 if translated at the prevailing exchange rate as of July 25, 2013.

40.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the interim consolidated statement of comprehensive income for the six-month period ended June 30, 2012 which were reclassified in accordance with the BAPEPAM-LK Regulation No VIII.G.7:

Previously Reported	Reclassified	Amount	Reason
Other income (expenses) - Loss on foreign exchange - net	Expenses - Loss (gain) on foreign exchange - net	11,485	Reclassification to conform with the 2013 presentation
Other income (expenses) - Others - net	Expenses - Others - net	34,773*	Reclassification to conform with the 2013 presentation

* before the restatement impact (see Note 2u)

s

149 \* Arabic  \* MERGEFORMAT 149